As filed with the Securities and Exchange Commission on May 28, 2010
Registration No. 333-165821

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERESCO, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4931 (Primary Standard Industrial Classification Code Number)	04-3512838 (I.R.S. Employer Identification No.)

111 Speen Street, Suite 410
Framingham, Massachusetts 01701
(508) 661-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George P. Sakellaris
President and Chief Executive Officer
111 Speen Street, Suite 410
Framingham, Massachusetts 01701
(508) 661-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark G. Borden, Esq. Patrick J. Rondeau, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Thomas R. Burton, III, Esq. Sahir Surmeli, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated May 28, 2010

P R O S P E C T U S

           Shares

Class A Common Stock

This is Ameresco’s initial public offering. We are selling           shares of our Class A common stock and the selling stockholders are selling           shares of our Class A common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock will be identical, except with respect to voting and conversion. Each share of our Class A common stock will be entitled to one vote per share and will not convert into any other shares of our capital stock. Each share of our Class B common stock will be entitled to five votes per share and will convert into one share of our Class A common stock upon the occurrence of specified events.

We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares of our Class A common stock. After pricing of the offering, we expect that the shares of our Class A common stock will trade on the New York Stock Exchange under the symbol “AMRC.”

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares of our Class A common stock from us, and up to an additional           shares of our Class A common stock from us and certain selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of our Class A common stock will be ready for delivery on or about          , 2010.

BofA Merrill Lynch

RBC Capital Markets

Oppenheimer & Co.	Canaccord Genuity
Cantor Fitzgerald & Co.	Stephens Inc.

The date of this prospectus is          , 2010.

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or made available to you. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with additional or different information. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 11, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms “Ameresco,” “our company,” “we,” “us” and “our” in this prospectus to refer to Ameresco, Inc. and its subsidiaries.

Overview

Ameresco is a leading provider of energy efficiency solutions for facilities throughout North America. Our solutions enable customers to reduce their energy consumption, lower their operating and maintenance costs and realize environmental benefits. Our comprehensive set of services addresses almost all aspects of purchasing and using energy within a facility. Our services include upgrades to a facility’s energy infrastructure and the construction and operation of small-scale renewable energy plants. As one of the few large, independent energy efficiency service providers, we are able to objectively select and provide the products and technologies best suited for a customer’s needs. Having grown from four offices in three states in 2001 to 54 offices in 29 states and four Canadian provinces in 2010, we now combine a North American footprint with strong local operations. Since our inception in 2000, we have served more than 2,000 customers, which include primarily governmental, educational, utility, healthcare and other institutional, commercial and industrial entities.

Our principal service is the development, design, engineering and installation of projects that reduce the energy and operations and maintenance, or O&M, costs of our customers’ facilities. These projects typically include a variety of measures customized for the facility and designed to improve the efficiency of major building systems, such as heating, ventilation, air conditioning and lighting systems. We typically enter into energy savings performance contracts, or ESPCs, under which we commit to our customers that our energy efficiency projects will satisfy agreed-upon performance standards upon installation or achieve specified increases in energy efficiency. In most cases, the forecasted lifetime energy and operating cost savings of the energy efficiency measures we install will defray all or almost all of the cost of such measures. In many cases, we assist customers in obtaining third-party financing for the cost of constructing the facility improvements, resulting in little or no upfront capital expenditure by the customer. After a project is complete, we may operate, maintain and repair the customer’s energy systems under a multi-year O&M contract, which provides us with recurring revenue and visibility into the customer’s evolving needs.

We also serve certain customers by developing and building small-scale renewable energy plants located at or close to a customer’s site. Depending on the customer’s preference, we will either retain ownership of the completed plant or build it for the customer. Most of our plants have to date been constructed adjacent to landfills and use landfill gas, or LFG, to generate energy. Our largest renewable energy plant is currently under construction and will use biomass as the source of energy. In the case of the plants that we own, the electricity, thermal energy or processed LFG generated by the plant is sold under a long-term supply contract with the customer, which is typically a utility, municipality, industrial facility or other large purchaser of energy. We also sell and install photovoltaic, or PV, panels and integrated PV systems that convert solar energy to power. By enabling our customers to procure renewable sources of energy, we help them reduce or stabilize their energy costs, as well as realize environmental benefits.

Our revenue has increased from $20.9 million in 2001, our first full year of operations, to $428.5 million in 2009. We achieved profitability in 2002 and have been profitable every year since then.

Industry Overview

The market for energy efficiency services has grown significantly, driven largely by rising and volatile energy prices, advances in energy efficiency and renewable energy technologies, governmental support for energy efficiency and renewable energy programs and growing customer awareness of energy and environmental issues. End-users, utilities and governmental agencies are increasingly viewing energy efficiency measures as a cost-effective solution for saving energy, renewing aging facility infrastructure and reducing harmful emissions.

According to a 2008 Frost & Sullivan report, activity by energy services companies in the North American market for energy management services, including energy efficiency, demand response and other services, grew at a compound annual growth rate, or CAGR, of 22% from 2004 through 2008, with the estimated size of the market reaching more than $5 billion in 2008.

Large purchasers of energy and utilities are also increasingly seeking to use renewable sources of energy, such as LFG, wind, biomass, geothermal and solar, to reduce or stabilize their energy costs, meet regulatory mandates for use of renewable energy, diversify their fuel sources and realize environmental benefits, such as the reduction of greenhouse gas emissions.

We believe the following trends and developments are driving the growth of our industry:

•	Rising and Volatile Energy Prices. Over the past decade, energy-linked commodity prices, including oil, gas, coal and electricity, have all increased and exhibited significant volatility. From 1999 to 2009, average U.S. retail electricity prices have increased by more than 50%.

•	Potential of Energy Efficiency Measures to Significantly Reduce Energy Consumption. The implementation of energy efficiency measures can significantly reduce the rate at which energy consumption is expected to increase. According to a July 2009 report by McKinsey & Company, economically viable and commercially available energy efficiency measures, if fully implemented, have the potential to save more than one trillion kWh of electricity, or 23% of overall U.S. demand, by 2020.

•	Aging and Inefficient Facility Infrastructure. Many organizations continue to operate with an energy infrastructure that is significantly less efficient and cost-effective than now available through more advanced technologies applied to lighting, heating, cooling and other building systems. As these organizations explore alternatives for renewing their aging facilities, they often identify multiple areas within their facilities that could benefit from the implementation of energy efficiency measures, including the possible use of renewable sources of energy.

•	Increased Focus on Cost Reduction. The current economic environment has led many organizations to search for opportunities to reduce their operating costs. There has been a growing awareness that reduced energy consumption presents an opportunity for significant long-term savings in operating costs and that the installation of energy efficiency measures can be a cost-effective way to achieve such reductions.

•	Movement Toward Industry Consolidation. As energy efficiency solutions continue to increase in technological complexity and customers look for service providers that can offer broad geographic and product coverage, we believe smaller niche energy efficiency companies will continue to look for opportunities to combine with larger companies that can better serve their customers’ needs. Increased market presence and size of energy efficiency companies should, in turn, create greater customer awareness of the benefits of energy efficiency measures.

•	Increasing Legislative Support and Initiatives. In the United States and Canada, federal, state, provincial, and local governments have enacted and are considering legislation and regulations aimed at increasing energy efficiency, reducing greenhouse gas emissions and encouraging the expansion of renewable energy generation.

•	Increased Use of Third-Party Financing. Many organizations desire to use their existing sources of capital for core investments or do not have the internal capacity to finance improvements to their energy infrastructure. These organizations often require innovative structures to facilitate the financing of energy efficiency and renewable energy projects. Customers seeking to upgrade or renew their energy systems are increasingly seeking to enter into ESPCs or other creative arrangements that facilitate third-party financing for their projects.

Our Competitive Strengths

We believe our competitive strengths include the following:

•	One-Stop, Comprehensive Service Provider. We offer our customers expertise in addressing almost all aspects of purchasing and using energy within a facility. Our experienced project development and engineering staff provide us with the capability and flexibility to determine the combination of energy efficiency measures that is best suited to achieve the customer’s energy efficiency and environmental goals.

•	Independence. We are an independent company with no affiliation to any equipment manufacturer, utility or fuel company. Unlike affiliated service companies, we have the freedom and flexibility to be objective in selecting particular products and technologies available from different manufacturers in order to optimize our solutions for customers’ particular needs.

•	Strong Customer Relationships. We have served over 2,000 customers since our inception, including over 1,000 customers in 2009. Our design, engineering and support activities, which typically span multiple years, foster a close relationship with our customers, which positions us to identify their future needs and provide additional services to them.

•	Creative Solutions. Our engineering staff has expertise in a broad range of technologies and energy savings strategies encompassing different types of electrical, heating, cooling, lighting, water, renewable energy and other facility infrastructure systems. We apply this expertise to design and engineer innovative solutions customized to meet the specific needs of each customer.

•	Strong National and Local Presence. We have a nationwide presence in both the United States and Canada and serve certain of our customers in European locations. We maintain a centralized staff of engineering, financial and legal personnel at our headquarters in Massachusetts, who provide support to our seven regional offices and 46 other field offices located throughout the United States and Canada. We believe that our organizational structure enables us to be fast, flexible and cost-effective in responding to our customers’ needs.

•	Experienced Management and Operations Team. Our executive officers have an aggregate of over 150 years of experience in the energy efficiency field. As of March 31, 2010, we employed over 200 engineers, whose experience with respect to fuels, rates, technologies and geography-specific regulation and economic benefits enables us to propose and design energy efficiency solutions that take into account the economic, technological, environmental and regulatory considerations that we believe underlie the cost efficiencies and operational success of a project.

•	Federal and State Qualifications. The federal governmental program under which federal agencies and departments can enter into ESPCs requires that energy service providers have a track record in the industry and meet other specified qualifications. Over 20 states require similar qualifications. In 2008, we renewed our qualification to enter into an indefinite delivery, indefinite quantity, or IDIQ, contract under the U.S. Department of Energy program for ESPCs. This IDIQ contract has an aggregate maximum potential ordering amount of $5 billion and expires in 2019. We are currently qualified to enter into ESPCs in most states that require qualification. The scope of our qualifications provides us with the opportunity to continue to grow our business with federal, state and other governmental customers and differentiates us from energy efficiency companies that have not been similarly qualified.

•	Integration of Strategic Acquisitions. We have a track record of completing over ten acquisitions that have enabled us to broaden our offerings, expand our geographical reach and accelerate our growth. We believe that our ability to offer a comprehensive set of energy efficiency services across North America has been, and will continue to be, enhanced by our expertise in identifying and completing acquisitions that expand our service offerings, as well as by our ability to integrate and leverage the skilled engineering, sales and operational personnel that come to us through these acquisitions.

Strategy

Our goal is to capitalize on our strong customer base and broad range of service offerings to become the leading provider of comprehensive energy efficiency and renewable energy solutions.

Key elements of our strategy include the following:

•	Pursue Organic Growth. We plan to open additional local offices in the regions we currently serve, as well as hire additional sales personnel. We also plan to expand geographically by opening new local offices in regions we do not currently serve in the United States and Canada, as well as in Europe.

•	Continue to Maintain Customer Focus. We will continue to maintain an entrepreneurial approach toward our customers and remain flexible in designing projects tailored specifically to meet their needs.

•	Expand Scope of Product and Service Offerings. We plan to continue to expand our offerings by including new types of energy efficiency services, products and improvements to existing products based on technological advances in energy savings strategies, equipment and materials.

•	Meet Market Demand for Cost-Effective, Environmentally-Friendly Solutions. Through our energy efficiency measures and small-scale renewable energy plants and products, we enable customers to conserve energy and reduce emissions of carbon dioxide and other pollutants. We plan to continue to focus on providing sustainable energy solutions that will address the growing demand for products and services that create environmental benefits for customers.

•	Increase Recurring Revenue. For many of our energy efficiency projects, we enter into multi-year O&M contracts, and we plan to continue to grow both the number and scope of such contracts. We also obtain recurring revenue from sales of electricity, thermal energy and gas generated by the small-scale renewable energy and central plants that we construct and own, and we plan to continue to seek opportunities to construct such plants.

•	Grow Through Select Strategic Acquisitions. We plan to continue to pursue complementary acquisitions that will enable us to both expand geographically in North America and abroad, and broaden our product and service offerings.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary.

Our Dual Class Capital Structure

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock will be identical, except with respect to voting and conversion. Each share of our Class A common stock will be entitled to one vote per share and will not be convertible into any other shares of our capital stock. Each share of our Class B common stock will be entitled to five votes per share, will be convertible at any time into one share of our Class A common stock at the option of the holder of such share and will also automatically convert into one share of our Class A common stock upon the occurrence of certain specified events, including a transfer of such shares (other than to such holder’s family members, descendants or certain affiliated persons or entities). All selling stockholders in this offering will be selling shares of our Class A common stock. See “Description of Capital Stock — Common Stock.”

Corporate Information

We were incorporated in Delaware in April 2000. Our principal executive offices are located at 111 Speen Street, Suite 410, Framingham, Massachusetts 01701 and our telephone number is (508) 661-2200. Our website address is www.ameresco.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

“Ameresco,” the Ameresco logo, “Green • Clean • Sustainable,” “AXIS” and other trademarks or service marks of Ameresco appearing in this prospectus are the property of Ameresco. This prospectus contains additional trade names, trademarks and service marks of other companies, which are the property of their respective owners.

The Offering

Class A Common stock offered by:

Ameresco	Shares

Selling stockholders	Shares

Total	Shares

Common stock to be outstanding after this offering:

Class A	Shares

Class B	Shares

Total	Shares

Use of proceeds	We intend to use our net proceeds from this offering (i) to repay the balance outstanding under our $50 million revolving senior secured credit facility, under which $24.9 million in principal was outstanding as of March 31, 2010, (ii) to repay in full the $3.0 million subordinated note held by our president and chief executive officer and (iii) for working capital and other general corporate purposes, which may include opening additional offices in the United States and abroad, expanding sales and marketing activities, and funding the development and construction of our small-scale renewable energy projects and other capital expenditures. We may also use a portion of our net proceeds for acquisitions of complementary companies, assets or technologies. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Risk Factors	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Class A common stock.

Proposed symbol	“AMRC”

The number of shares of our Class A common stock and our Class B Common Stock to be outstanding after this offering is based on 14,992,284 shares of our Class A common stock and 18,000,000 shares of our Class B common stock outstanding as of April 30, 2010, and excludes:

•	405,286 shares of our Class A common stock issuable upon the exercise of a warrant that was outstanding and exercisable as of April 30, 2010 (including shares of our Class A common stock that we expect to be sold in this offering by a selling stockholder upon the partial exercise of this warrant) at an exercise price of $0.005 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	9,789,200 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of April 30, 2010 (including an aggregate of shares of our Class A common stock that we expect to be sold in this offering by selling stockholders upon the exercise of vested options) at a weighted-average exercise price of $3.78 per share; and

•	10,000,000 shares of our Class A common stock that will be available for future issuance under our 2010 stock incentive plan, or our 2010 stock plan, which will become effective upon the closing of this offering.

Conflicts of Interest

Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an underwriter in this offering, is acting as the agent and a lender under our revolving line of credit. We intend to use a portion of the net proceeds from this offering to repay the balance outstanding under our $50 million revolving senior secured credit facility, of which $24.9 million in aggregate principal amount was outstanding as of March 31, 2010. See “Use of Proceeds” and “Underwriting.”

Except as otherwise noted, all information in this prospectus:

•	gives effect to the amendment and restatement of our certificate of incorporation and amendment and restatement of our by-laws to be effected prior to the closing of this offering;

•	gives effect to a two-for-one split of our common stock to be effected prior to the closing of this offering;

•	gives effect to the reclassification of all outstanding shares of our common stock as Class A common stock to be effected prior to the closing of this offering;

•	gives effect to the conversion of each outstanding option to purchase shares of our common stock into an option to purchase shares of our Class A common stock;

•	gives effect to the conversion of an outstanding warrant to purchase shares of our common stock into a warrant to purchase shares of our Class A common stock;

•	gives effect to the conversion of all shares of our convertible preferred stock, other than those held by George P. Sakellaris, our founder, principal stockholder, president and chief executive officer, into shares of our Class A common stock prior to the closing of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock, which will then be held solely by Mr. Sakellaris, into shares of our Class B common stock upon the closing of this offering; and

•	assumes no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business for the periods presented. We derived the consolidated statement of income data for the fiscal years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2009 from our audited financial statements that are included elsewhere in this prospectus. We derived the consolidated statement of income data for the three months ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2009 and March 31, 2010 from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with U.S. generally accepted accounting principles, or GAAP. Our historical results for prior periods are not necessarily indicative of results to be expected for any future period. You should read this summary consolidated financial data together with our consolidated and condensed and consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands, except share and per share data)
Consolidated Statement of Income Data:
Revenue:
Energy efficiency revenue	$345,936	$325,032	$340,636	$57,228	$74,888
Renewable energy revenue	32,541	70,822	87,881	16,159	30,741

	378,477	395,854	428,517	73,387	105,629

Direct expenses:
Energy efficiency expenses	285,966	259,019	282,345	46,770	62,524
Renewable energy expenses	26,072	59,551	66,472	12,924	24,705

	312,038	318,570	348,817	59,694	87,230

Gross profit	66,439	77,284	79,700	13,693	18,399

Operating expenses	47,042	52,608	54,406	13,025	15,836

Operating income	19,397	24,676	25,294	667	2,563
Other (expense) income, net	(3,138)	(5,188)	1,563	(24)	(856)

Income before provision for income taxes	16,259	19,488	26,857	643	1,707
Income tax provision	(5,714)	(1,215)	(6,950)	(225)	(429)

Net income	$10,545	$18,273	$19,907	$418	$1,278

Net income per share attributable to common shareholders
Basic	$0.95	$1.71	$1.99	$0.04	$0.10
Diluted	$0.28	$0.54	$0.61	$0.01	$0.03
Weighted-average number of common shares outstanding
Basic	11,121,022	10,678,110	9,991,912	9,621,351	13,282,284
Diluted	37,552,953	33,990,547	32,705,617	32,957,183	36,587,847
Pro forma net income per share(1)
Basic			$0.68	$0.01	$0.04
Pro forma weighted-average number of Class A and Class B common shares used in computing pro forma net income per share(1)			29,251,912	28,881,351	32,542,284

Other Operating Data:
Adjusted EBITDA(2)	$27,975	$29,045	$35,097	$2,391	$5,145

The pro forma consolidated balance sheet data give effect to (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock. The pro forma as adjusted consolidated balance sheet data also give effect to the sale of           shares of our Class A common stock offered by us at an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover page of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

	As of March 31, 2010
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$24,361	$24,361	$
Current assets	152,315	152,315
Total assets	382,198	382,198
Current liabilities	110,227	110,227
Long-term debt, less current portion	128,374	128,374
Subordinated debt	2,999	2,999
Total stockholders’ equity	105,160	105,160

(1)	Pro forma net income per share and pro forma weighted-average shares outstanding give effect to (i) a two-for-one split of our common stock (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock.

(2)	We define adjusted EBITDA as operating income before depreciation and amortization expense, share-based compensation expense and a non-recurring non-cash recovery of a contingency in 2008. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or any other measure of financial performance calculated and presented in accordance with GAAP.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•	securities analysts often use adjusted EBITDA and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and

•	by comparing our adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of depreciation and amortization expense, share-based compensation expense and the non-recurring non-cash recovery of a contingency in 2008.

Our management uses adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and investors concerning our financial performance.

We understand that, although measures similar to adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for GAAP operating income or an analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect stock-based compensation expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA does not reflect net interest income (expense);

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of adjusted EBITDA to operating income, the most comparable GAAP measure:

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
				(Unaudited)
	(In thousands)

Operating income	$19,397	$24,676	$25,294	667	2,563
Depreciation and impairment	5,898	7,278	6,634	1,107	2,143
Stock-based compensation	2,679	2,941	3,169	617	439
Recovery of contingency	—	(5,850)	—	—	—

Adjusted EBITDA	$27,975	$29,045	$35,097	2,391	5,145

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition and operating results and cause the value of our Class A common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest in our Class A common stock, you should also refer to the other information in this prospectus, including the consolidated financial statements and related notes.

If demand for our energy efficiency and renewable energy solutions does not develop as we expect, our revenue will suffer and our business will be harmed.

Our revenue has increased significantly since January 1, 2005. We believe, and our growth expectations assume, that the market for energy efficiency and renewable energy solutions will continue to grow, that we will increase our penetration of this market and that our revenue from selling into this market will continue to increase. If our expectations as to the size of this market and our ability to sell our products and services in this market are not correct, our revenue will suffer and our business will be harmed.

The projects we undertake for our customers generally require significant capital, which our customers or we may finance through third parties, and such financing may not be available to our customers or to us on favorable terms, if at all.

Our projects are typically financed by third parties. The cost of these projects to our customers can reach up to $200 million. For our energy efficiency projects, we often assist our customers in arranging third-party financing. For small-scale renewable energy plants that we own, we typically rely on a combination of our working capital and debt to finance construction costs. The significant disruptions in the credit and capital markets in the last several years have made it more difficult for our customers and us to obtain financing on acceptable terms or, in some cases, at all. If we or our customers are unable to raise funds on acceptable terms when needed, we may be unable to secure customer contracts, the size of contracts we do obtain may be smaller or we could be required to delay the development and construction of projects, reduce the scope of those projects or otherwise restrict our operations.

In 2008, we entered into a $50 million revolving senior secured credit facility that matures in June 2011. Availability under the facility is based on two times our EBITDA for the preceding four quarters, and we are required to maintain a minimum EBITDA of $20 million on a rolling four-quarter basis and a minimum level of tangible net worth. This facility may not be sufficient to meet our needs as our business grows, and we may be unable to extend or replace it on acceptable terms, or at all.

Any inability by us or our customers to raise the funds necessary to finance our projects, or any inability by us to extend or replace our revolving credit facility, could materially harm our business, financial condition and operating results.

Our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular fiscal quarter.

Our operating results are difficult to predict and have historically fluctuated from quarter to quarter due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company in any period, the trading price of our Class A common stock would likely decline.

Factors that may cause our operating results to fluctuate include:

•	our ability to arrange financing for projects;

•	changes in federal, state and local government policies and programs related to, or a reduction in governmental support for, energy efficiency and renewable energy;

•	the timing of work we do on projects where we recognize revenue on a percentage of completion basis;

•	seasonality in construction and in demand for our products and services;

•	a customer’s decision to delay our work on, or other risks involved with, a particular project;

•	availability and costs of labor and equipment;

•	the addition of new customers or the loss of existing customers;

•	the size and scale of new customer projects;

•	the availability of bonding for our projects;

•	our ability to control costs, including operating expenses;

•	changes in the mix of our products and services;

•	the rates at which customers renew their O&M contracts with us;

•	the length of our sales cycle;

•	the productivity and growth of our sales force;

•	the timing of opening of new offices or making other significant investments in the growth of our business, as the revenue we hope to generate from those expenses often lags several quarters behind those expenses;

•	changes in pricing by us or our competitors, or the need to provide discounts to win business;

•	costs related to the acquisition and integration of companies or assets;

•	general economic trends, including changes in energy efficiency spending or geopolitical events such as war or incidents of terrorism; and

•	future accounting pronouncements and changes in accounting policies.

Our operating expenses do not always vary directly with revenue and may be difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionately reduce operating expenses for that quarter, and therefore such a revenue shortfall could have a disproportionate effect on our operating results for that quarter.

We may not be able to maintain or increase our profitability.

We have been profitable on an annual basis since the year ended December 31, 2002. However, we have incurred net losses in certain quarters since that time. We may not succeed in maintaining our profitability and could incur quarterly or annual losses in future periods. We intend to increase our expenses as we grow our business and expand into new geographic locations, and we expect to incur additional accounting, legal and other expenses associated with being a public company. If our revenue does not increase sufficiently to offset these increases in costs, our operating results will be harmed. Our historical operating results should not be considered as necessarily indicative of future operating results and we can provide no assurance that we will be able to maintain or increase our profitability in the future.

We may not recognize all revenue from our backlog or receive all payments anticipated under awarded projects and customer contracts.

As of December 31, 2009, we had backlog of approximately $590 million in future revenue under signed customer contracts for the installation or construction of projects, which we expect to be recognized over the period from 2010 to 2013, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $700 million over the same period. As of December 31, 2008, we had backlog of approximately $263 million in future revenue under signed customer contracts for the installation or construction of projects, which we expected to be recognized over the period from 2009 to 2011, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $939 million over the period from 2009 to 2013. We also expect to realize recurring revenue both under long-term O&M contracts and under long-term energy supply contracts for renewable energy plants that we own.

Our customers have the right under some circumstances to terminate contracts or defer the timing of our services and their payments to us. In addition, our government contracts are subject to the risks described below under “Provisions in government contracts may harm our business, financial condition and operating results.” The payment estimates for projects that have been awarded to us but for which we have not yet signed contracts have been prepared by management and are based upon a number of assumptions, including that the size and scope of the awarded projects will not change prior to the signing of customer contracts, that we or our customers will be able to obtain any necessary third-party financing for the awarded projects, and that we and our customers will reach agreement on and execute contracts for the awarded projects. We are not always able to enter into a contract for an awarded project on the terms proposed. As a result, we may not receive all of the revenue that we include in our backlog or that we estimate we will receive under awarded projects. If we do not receive all of the revenue we currently expect to receive, our future operating results will be adversely affected. In addition, a delay in the receipt of revenue, even if such revenue is eventually received, may cause our operating results for a particular quarter to fall below our expectations.

Our business is affected by seasonal trends and construction cycles, and these trends and cycles could have an adverse effect on our operating results.

We are subject to seasonal fluctuations and construction cycles, particularly in climates that experience colder weather during the winter months, such as the northern United States and Canada, or at educational institutions, where large projects are typically carried out during summer months when their facilities are unoccupied. In addition, government customers, many of which have fiscal years that do not coincide with ours, typically follow annual procurement cycles and appropriate funds on a fiscal-year basis even though contract performance may take more than one year. Further, government contracting cycles can be affected by the timing of, and delays in, the legislative process related to government programs and incentives that help drive demand for energy efficiency and renewable energy projects. As a result, our revenue and operating income in the third quarter are typically higher, and our revenue and operating income in the first quarter are typically lower, than in other quarters of the year. As a result of such fluctuations, we may occasionally experience declines in revenue or earnings as compared to the immediately preceding quarter, and comparisons of our operating results on a period-to-period basis may not be meaningful.

Our business depends in part on federal, state, provincial and local government support for energy efficiency and renewable energy, and a decline in such support could harm our business.

We depend in part on government legislation and policies that support energy efficiency and renewable energy projects and that enhance the economic feasibility of our energy efficiency services and small-scale renewable energy projects. The U.S. and Canadian federal governments and several of the states and provinces in which we operate support our existing and potential customers’ investments in energy efficiency and renewable energy through legislation and regulations that authorize and regulate the manner in which certain governmental entities do business with us, encourage or subsidize governmental procurement of our services, provide regulatory, tax and other incentives to others to procure our services and provide us with tax and other incentives that reduce our costs or increase our revenue.

For example, U.S. legislation authorizing federal agencies to enter into ESPCs, such as those we enter into with our customers, was enacted in 1992. In 2007, three years after the expiration of the original legislation, new ESPC legislation was enacted without an expiration provision, and in the same year, the President of the United States issued an executive order requiring federal agencies to set goals to reduce energy use and increase renewable energy sources and use. In addition, the American Recovery and Reinvestment Act of 2009 allocated $67 billion to promote clean energy, energy efficiency and advanced vehicles. Additionally, the Emergency Economic Stabilization Act of 2008 instituted the 1603 cash grant program, which may provide cash in lieu of an investment tax credit for eligible renewable energy generation sources for which construction commences prior to the end of 2010 where the project is placed in service by various dates set out in the act. The Internal Revenue Code, or the Code, currently provides production tax credits for the generation of electricity from wind projects and from LFG-fueled power projects, and an investment tax credit or grant in lieu of such tax credits for investments in LFG, wind, biomass and solar power generation projects. Various state and local governments have also implemented similar programs and incentives, including legislation authorizing the procurement of ESPCs.

We, our customers and prospective customers frequently depend on these programs to help justify the costs associated with, and to finance, energy efficiency and renewable energy projects. If any of these incentives are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, it could adversely affect our ability to complete projects for existing customers and obtain project commitments from new customers. A delay or failure by government agencies to administer, or make procurements under, these programs in a timely and efficient manner could have a material adverse effect on our existing and potential customers’ willingness to enter into project commitments with us.

In addition, some of our customers purchase electricity, thermal energy or processed LFG from our renewable energy plants, or purchase other energy services from us, because tax, energy and environmental laws encourage or in some cases require these customers to procure power from renewable or low-emission sources, or to reduce their electricity use. Changes to these tax, energy and environmental laws could reduce our customers’ incentives and mandates to purchase the kinds of services that we supply, and could thereby adversely affect our business, financial condition and operating results.

Changes in the laws and regulations governing the public procurement of ESPCs could have a material impact on our business.

We derive a significant amount of our revenue from ESPCs with our government customers. While federal, state and local government rules governing such contracts vary, such rules may, for example, permit the funding of such projects through long-term financing arrangements; permit long-term payback periods from the savings realized through such contracts; allow units of government to exclude debt related to such projects from the calculation of their statutory debt limitation; allow for award of contracts on a “best value” instead of “lowest cost” basis; and allow for the use of sole source providers. To the extent these rules become more restrictive in the future, our business could be harmed.

A significant decline in the fiscal health of federal, state, provincial and local governments could reduce demand for our energy efficiency and renewable energy projects.

In 2009, approximately 85% of our revenue was derived from sales to federal, state, provincial or local governmental entities. A significant decline in the fiscal health of these existing and potential customers may make it difficult for them to enter into contracts for our services or to obtain financing necessary to fund such contracts, or may cause them to seek to renegotiate or terminate existing agreements with us.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in the delivery of our services and completion of our projects, which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.

Our success depends on our ability to provide services and complete projects in a timely manner, which in part depends on the ability of third parties to provide us with timely and reliable services and products, such as boilers, chillers, cogeneration systems, PV panels, lighting and other complex components. In providing our services and completing our projects, we rely on products that meet our design specifications and components manufactured and supplied by third parties, as well as on services performed by subcontractors.

We rely on subcontractors to perform substantially all of the construction and installation work related to our projects. We provide all design and engineering work related to, and act as the general contractor for, our projects. We have established relationships with subcontractors that we believe to be reliable and capable of producing satisfactory results, but we often need to engage subcontractors with whom we have no experience for our projects. If any of our subcontractors are unable to provide services that meet or exceed our customers’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed.

The warranties provided by our third-party suppliers and subcontractors typically limit any direct harm we might experience as a result of our relying on their products and services. However, there can be no assurance that a supplier or subcontractor will be willing or able to fulfill its contractual obligations and make necessary repairs or replace equipment. In addition, these warranties generally expire within one to five years or may be of limited scope or provide limited remedies. If we are unable to avail ourselves of warranty protection, we may incur liability to our customers or additional costs related to the affected products and components, including replacement and installation costs, which could have a material adverse effect on our business, financial condition and operating results.

Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services — even if covered by warranties — could adversely affect the quality and performance of our solutions. This could cause us to experience difficulty retaining current customers and attracting new customers, and could harm our brand, reputation and growth. In addition, any significant interruption or delay by our suppliers in the manufacture or delivery of products or services on which we depend could require us to expend considerable time, effort and expense to establish alternate sources for such products and services.

We may have liability to our customers under our ESPCs if our projects fail to deliver the energy use reductions to which we are committed under the contract.

For our energy efficiency projects, we typically enter into ESPCs under which we commit that the projects will satisfy agreed-upon performance standards appropriate to the project. These commitments are typically structured as guarantees of increased energy efficiency that are based on the design, capacity, efficiency or operation of the specific equipment and systems we install. Our commitments generally fall into three categories: pre-agreed, equipment-level and whole building-level. Under a pre-agreed efficiency commitment, our customer reviews the project design in advance and agrees that, upon or shortly after completion of installation of the specified equipment comprising the project, the pre-agreed increase in energy efficiency will have been met. Under an equipment-level commitment, we commit to a level of increased energy efficiency based on the difference in use measured first with the existing equipment and then with the replacement equipment upon completion of installation. A whole building-level commitment requires measurement and verification of increased energy efficiency for a whole building, often based on readings of the utility meter where usage is measured. Depending on the project, the measurement and verification may be required only once, upon installation, based on an analysis of one or more sample installations, or may be required to be repeated at agreed upon intervals generally over periods of up to 20 years.

Under our contracts, we typically do not take responsibility for a wide variety of factors outside our control and exclude or adjust for such factors in commitment calculations. These factors include variations in energy prices and utility rates, weather, facility occupancy schedules, the amount of energy-using equipment in a facility, and failure of the customer to operate or maintain the project properly. We rely in part on warranties from our equipment suppliers and subcontractors to back-stop the warranties we provide to our customers and, where appropriate, pass on the warranties to our customers. However, the warranties we provide to our customers are sometimes broader in scope or longer in duration than the corresponding warranties we receive from our suppliers and subcontractors, and we bear the risk for any differences, as well as the risk of warranty default by our suppliers and subcontractors.

Typically, our performance commitments apply to the aggregate overall performance of a project rather than to individual energy efficiency measures. Therefore, to the extent an individual measure underperforms, it may be offset by other measures that overperform. In the event that an energy efficiency project does not perform according to the agreed-upon specifications, our agreements typically allow us to satisfy our obligation by adjusting or modifying the installed equipment, installing additional measures to provide substitute energy savings, or paying the customer for lost energy savings based on the assumed conditions specified in the agreement. From our inception to March 31, 2010, our total payments to customers and incurred equipment replacement and maintenance costs under our energy efficiency commitments, after customer acceptance of a project, have been less than $100,000 in the aggregate. However, we may incur additional or increased liabilities or expenses under our ESPCs in the future. Such liabilities or expenses could be substantial, and they could materially harm our business, financial condition or operating results. In addition, any disputes with a customer over the extent to which we bear responsibility to improve performance or make payments to the customer may diminish our prospects for future business from that customer or damage our reputation in the marketplace.

We may assume responsibility under customer contracts for factors outside our control, including, in connection with some customer projects, the risk that fuel prices will increase.

We typically do not take responsibility under our contracts for a wide variety of factors outside our control. We have, however, in a limited number of contracts assumed some level of risk and responsibility for certain factors — sometimes only to the extent that variations exceed specified thresholds — and may also do so under certain contracts in the future, particularly in our contracts for renewable energy projects.

For example, under a contract for the construction and operation of a cogeneration facility at the U.S. Department of Energy Savannah River Site in South Carolina, a subsidiary of ours is exposed to the risk that the price of the biomass that will be used to fuel the cogeneration facility may rise during the 19-year performance period of the contract. Several provisions in that contract mitigate the price risk, including a specified annual increase in the price our subsidiary charges the customer for biomass fuel, incentives for the customer to make on-site biomass available to the cogeneration facility, an escrow fund from which our subsidiary can withdraw funds should the price of biomass in a given year exceed that charged to the customer, the right to reduce the amount of steam generated by the use of biomass to a stipulated minimum level and the ability to use other fuels, such as used tires, to produce up to 30% of the facility’s total production. In addition, although we typically structure our contracts so that our obligation to supply a customer with LFG, electricity or steam, for example, does not exceed the quantity produced by the production facility, in some circumstances we may commit to supply a customer with specified minimum quantities based on our projections of the facility’s production capacity. In such circumstances, if we are unable to meet such commitments, we may be required to incur additional costs or face penalties.

Despite the steps we have taken to mitigate risks under these and other contracts, such steps may not be sufficient to avoid the need to incur increased costs to satisfy our commitments, and such costs could be material. Increased costs that we are unable to pass through to our customers could have a material adverse effect on our operating results.

Our business depends on experienced and skilled personnel and substantial specialty subcontractor resources, and if we lose key personnel or if we are unable to attract and integrate additional skilled personnel, it will be more difficult for us to manage our business and complete projects.

The success of our business depends in large part on the skill of our personnel. Accordingly, it is critical that we maintain, and continue to build, a highly experienced management team and specialized workforce, including engineers, project and construction management, and business development and sales professionals. In addition, our construction projects require a significant amount of trade labor resources, such as electricians, mechanics, carpenters, masons and other skilled workers, as well as certain specialty subcontractor skills.

Competition for personnel, particularly those with expertise in the energy services and renewable energy industries, is high, and identifying candidates with the appropriate qualifications can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate.

In the event we are unable to attract, hire and retain the requisite personnel and subcontractors, we may experience delays in completing projects in accordance with project schedules and budgets, which may have an adverse effect on our financial results, harm our reputation and cause us to curtail our pursuit of new projects. Further, any increase in demand for personnel and specialty subcontractors may result in higher costs, causing us to exceed the budget on a project, which in turn may have an adverse effect on our business, financial condition and operating results and harm our relationships with our customers.

Our future success is particularly dependent on the vision, skills, experience and effort of our senior management team, including our executive officers and our founder, principal stockholder, president and chief executive officer, George P. Sakellaris. If we were to lose the services of any of our executive officers or key employees, our ability to effectively manage our operations and implement our strategy could be harmed and our business may suffer.

If we cannot obtain surety bonds and letters of credit, our ability to operate may be restricted.

Federal and state laws require us to secure the performance of certain long-term obligations through surety bonds and letters of credit. In addition, we are occasionally required to provide bid bonds or performance bonds to secure our performance under energy efficiency contracts. Our sureties have historically required that our principal stockholder, George P. Sakellaris, who is also our founder, president and chief executive officer, personally indemnify them for up to an aggregate of $50 million of losses associated with the bonds they have provided on our behalf. We expect this indemnity will terminate following the closing of this offering. In addition, in the event that Mr. Sakellaris no longer controls our company, our sureties may reevaluate our eligibility for surety bonds. Although we expect the net proceeds of this offering to increase our bonding capacity, our ability to obtain required bonds or letters of credit depends in large part upon our capitalization, working capital, past performance, management expertise and reputation, and external factors beyond our control, including the overall capacity of the surety market. Our ability to obtain letters of credit under our existing credit arrangements is limited. We are not permitted to have more than $10 million in letters of credit outstanding at any time (including letters of credit that have been drawn upon but not repaid on our behalf) under the terms of our revolving senior secured credit facility. Moreover, our use of letters of credit limits our borrowing capability under our revolving senior secured credit facility as the aggregate amount of letters of credit we have outstanding at any time reduces our borrowing capacity under the facility by an equal amount. As of March 31, 2010, we had no letters of credit outstanding.

In the future, we may have difficulty procuring or maintaining surety bonds or letters of credit, and obtaining them may become more expensive, require us to post cash collateral or otherwise involve unfavorable terms. Because we are sometimes required to have performance bonds or letters of credit in place before projects can commence or continue, our failure to obtain or maintain those bonds and letters of credit would adversely affect our ability to begin and complete projects, and thus could have a material adverse effect on our business, financial condition and operating results.

We operate in a highly competitive industry, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

Our industry is highly competitive, with many companies of varying size and business models, many of which have their own proprietary technologies, competing for the same business as we do. Many of our competitors have longer operating histories and greater resources than us, and could focus their substantial financial resources to develop a competing business model, develop products or services that are more attractive to potential customers than what we offer or convince our potential customers that they should require financing arrangements that would be impractical for smaller companies to offer. Our competitors may also offer energy solutions at prices below cost, devote significant sales forces to competing with us or attempt to recruit our key personnel by increasing compensation, any of which could improve their competitive positions. Any of these competitive factors could make it more difficult for us to attract and retain customers, cause us to lower our prices in order to compete, and reduce our market share and revenue, any of which could have a material adverse effect on our financial condition and operating results. We can provide no assurance that we will continue to effectively compete against our current competitors or additional companies that may enter our markets.

In addition, we may also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with our products and services. We also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as us.

We may be unable to complete or operate our projects on a profitable basis or as we have committed to our customers.

Development, installation and construction of our energy efficiency and renewable energy projects, and operation of our renewable energy projects, entails many risks, including:

•	failure to receive critical components and equipment that meet our design specifications and can be delivered on schedule;

•	failure to obtain all necessary rights to land access and use;

•	failure to receive quality and timely performance of third-party services;

•	increases in the cost of labor, equipment and commodities needed to construct or operate projects;

•	permitting and other regulatory issues, license revocation and changes in legal requirements;

•	shortages of equipment or skilled labor;

•	unforeseen engineering problems;

•	failure of a customer to accept or pay for renewable energy that we supply;

•	weather interferences, catastrophic events including fires, explosions, earthquakes, droughts and acts of terrorism; and accidents involving personal injury or the loss of life;

•	labor disputes and work stoppages;

•	mishandling of hazardous substances and waste; and

•	other events outside of our control.

Any of these factors could give rise to construction delays and construction and other costs in excess of our expectations. This could prevent us from completing construction of our projects, cause defaults under our financing agreements or under contracts that require completion of project construction by a certain time, cause projects to be unprofitable for us, or otherwise impair our business, financial condition and operating results.

Our small-scale renewable energy plants may not generate expected levels of output.

The small-scale renewable energy plants that we construct and own are subject to various operating risks that may cause them to generate less than expected amounts of processed LFG, electricity or thermal energy. These risks include a failure or degradation of our, our customers’ or utilities’ equipment; an inability to find suitable replacement equipment or parts; less than expected supply of the plant’s source of renewable energy, such as LFG or biomass; or a faster than expected diminishment of such supply. Any extended interruption in the plant’s operation, or failure of the plant for any reason to generate the expected amount of output, could have a material adverse effect on our business and operating results. In addition, we have in the past, and could in the future, incur material asset impairment charges if any of our renewable energy plants incurs operational issues that indicate that our expected future cash flows from the plant are less than its carrying value. Any such impairment charge could have a material adverse effect on our operating results in the period in which the charge is recorded.

We may be unable to manage our growth effectively.

Our business and operations have expanded rapidly in the last several years, and we anticipate that further expansion of our organization and operations will be required to achieve our expectations for future growth. In addition, in order to manage our expanding operations, we will also need to continue to improve our management, operational and financial controls and our reporting systems and procedures. All of these measures will require significant expenditures and will demand the attention of management. If we do not continue to enhance our management personnel and our operational and financial systems and controls in response to growth in our business, we could experience operating inefficiencies that could impair our competitive position and could increase our costs more than we had planned. If we are unable to manage growth effectively, our business, financial condition and operating results could be adversely affected.

We expect that some of our growth will be accomplished through the opening of new offices and the hiring of additional personnel to staff those offices. Even if an office is ultimately successful in generating additional revenue and profit for us, there is generally a lag of several years before we are able to recoup the expenses associated with opening that office.

In order to secure contracts for new projects, we typically face a long and variable selling cycle that requires significant resource commitments and requires a long lead time before we realize revenue.

The sales, design and construction process for energy efficiency and renewable energy projects typically takes from 12 to 36 months, with sales to federal government and housing authority customers tending to require the longest sales processes. Our existing and potential customers generally have extended budgeting and procurement processes, and sometimes must engage in regulatory approval processes, related to our services. Most of our potential customers issue a request for proposal, or RFP, as part of their consideration of alternatives for their proposed project. In preparation for responding to an RFP, we typically conduct a preliminary audit of the customer’s needs and the opportunity to reduce its energy costs. For projects involving a renewable energy plant that is not located on a customer’s site or that uses sources of energy not within the customer’s control, the sales process also involves the identification of sites with attractive sources of renewable energy, such as a landfill or a site with high winds, and it may involve obtaining necessary rights and governmental permits to develop a project on that site. If we are awarded a project, we then perform a more detailed audit of the customer’s facilities, which serves as the basis for the final specifications of the project. We then must negotiate and execute a contract with the customer. In addition, we or the customer typically need to obtain financing for the project.

This extended sales process requires the dedication of significant time by our sales and management personnel and our use of significant financial resources, with no certainty of success or recovery of our related expenses. A potential customer may go through the entire sales process and not accept our proposal. All of these factors can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular quarter will fall below investor expectations. These factors could also adversely affect our business, financial condition and operating results due to increased spending by us that is not offset by increased revenue.

Provisions in our government contracts may harm our business, financial condition and operating results.

A significant majority of our contract backlog and projects that have been awarded to us but have not yet been committed to signed contracts is attributable to customers that are government entities. Our contracts with the federal government and its agencies, and with state, provincial and local governments, customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, including provisions that allow the government to:

•	terminate existing contracts, in whole or in part, for any reason or no reason;

•	reduce or modify contracts or subcontracts;

•	decline to award future contracts if actual or apparent organizational conflicts of interest are discovered, or to impose organizational conflict mitigation measures as a condition of eligibility for an award;

•	suspend or debar the contractor from doing business with the government or a specific government agency; and

•	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions unique to government contracting.

Generally, government contracts contain provisions permitting unilateral termination or modification, in whole or in part, at the government’s convenience. Under general principles of government contracting law, if the government terminates a contract for convenience, the terminated company may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source. In most of our contracts with the federal government, the government has agreed to make a payment to us in the event that it terminates the agreement early. The termination payment is designed to compensate us for the cost of construction plus financing costs and profit on the work completed.

In ESPCs for governmental entities, the methodologies for computing energy savings may be less favorable than for non-governmental customers and may be modified during the contract period. We may be liable for price reductions if the projected savings cannot be substantiated.

In addition to the right of the federal government to terminate its contracts with us, federal government contracts are conditioned upon the continuing approval by Congress of the necessary spending to honor such contracts. Congress often appropriates funds for a program on a September 30 fiscal-year basis even though contract performance may take more than one year. Consequently, at the beginning of many major governmental programs, contracts often may not be fully funded, and additional monies are then committed to the contract only if, as and when appropriations are made by Congress for future fiscal years. Similar practices are likely to also affect the availability of funding for our contracts with Canadian, as well as state, provincial and local, government entities. If one or more of our government contracts were terminated or reduced, or if appropriations for the funding of one or more of our contracts is delayed or terminated, our business, financial condition and operating results could be adversely affected.

Government contracts normally contain additional terms and conditions that may increase our costs of doing business, reduce our profits and expose us to liability for failure to comply with these terms and conditions. These include, for example:

•	specialized accounting systems unique to government contracting, which may include mandatory compliance with federal Cost Accounting Standards;

•	mandatory financial audits and potential liability for adjustments in contract prices;

•	public disclosure of contracts, which may include pricing information;

•	mandatory socioeconomic compliance requirements, including small business promotion, labor, environmental and U.S. manufacturing requirements; and

•	requirements for maintaining current facility and/or personnel security clearances to access certain government facilities or to maintain certain records, and related industrial security compliance requirements.

Our contracts with Canadian governmental entities frequently involve similar risks. Any failure by us to comply with these governmental requirements could adversely affect our business.

Our renewable energy projects, particularly our LFG projects, depend on locating and acquiring suitable operating sites, of which there are a limited number.

Our small-scale renewable energy projects must be situated at sites that have access to renewable sources of energy. Specifically, LFG projects must originate on or near landfill sites, of which approximately 500 are currently available in the United States for economically viable LFG projects. Sites for our renewable energy plants must be suitable for construction and efficient operation, which, among other things, requires appropriate road access. Further, many plants must be interconnected to electricity transmission or distribution networks. Once we have identified a suitable operating site, obtaining the requisite LFG and/or land rights (including access rights, setbacks and other easements) requires us to negotiate with landowners and local government officials. These negotiations can take place over a long time, are not always successful and sometimes require economic concessions not in our original plans. The property rights necessary to construct and interconnect our plants must also be insurable and otherwise satisfactory to our financing counterparties. In addition, our ability to obtain adequate LFG and/or property rights is subject to competition. If a competitor or other party obtains LFG and/or land rights critical to our project development efforts and we are unable to reach agreement for their use, we could incur losses as a result of development costs for sites we do not develop, which we would have to write off. If we are unable to obtain adequate LFG and/or property or other rights for a renewable energy plant, including its interconnection, that plant may be smaller in size or potentially unfeasible. Failure to obtain insurable property rights for a project satisfactory to our financing sources would preclude our ability to obtain third-party financing and could prevent ongoing development and construction of that project.

We plan to expand our business in part through future acquisitions, but we may not be able to identify or complete suitable acquisitions.

Historically, acquisitions have been a significant part of our growth strategy. We plan to continue to use acquisitions of companies or assets to expand our project skill-sets and capabilities, expand our geographic markets, add experienced management and increase our product and service offerings. However, we may be unable to implement this growth strategy if we cannot identify suitable acquisition candidates, reach agreement with acquisition targets on acceptable terms or arrange required financing for acquisitions on acceptable terms. In addition, the time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may divert members of our management from the operations of our company.

Any future acquisitions that we may make could disrupt our business, cause dilution to our stockholders and harm our business, financial condition or operating results.

If we are successful in consummating acquisitions, those acquisitions could subject us to a number of risks, including:

•	the purchase price we pay could significantly deplete our cash reserves or result in dilution to our existing stockholders;

•	we may find that the acquired company or assets do not improve our customer offerings or market position as planned;

•	we may have difficulty integrating the operations and personnel of the acquired company;

•	key personnel and customers of the acquired company may terminate their relationships with the acquired company as a result of the acquisition;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning and financial reporting;

•	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence or adequately adjust for in our acquisition arrangements;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

•	we may incur one-time write-offs or restructuring charges in connection with the acquisition;

•	we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and

•	we may not be able to realize the cost savings or other financial benefits we anticipated.

These factors could have a material adverse effect on our business, financial condition and operating results.

We need governmental approvals and permits, and we typically must meet specified qualifications, in order to undertake our energy efficiency projects and construct, own and operate our small-scale renewable energy projects, and any failure to do so would harm our business.

The design, construction and operation of our energy efficiency and small-scale renewable energy projects require various governmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit essential to a project or the imposition of impractical conditions would impair our ability to develop the project. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our ability to develop that project or increase the cost so substantially that the project is no longer attractive to us. We have experienced delays in developing our projects due to delays in obtaining permits and may experience delays in the future. If we were to commence construction in anticipation of obtaining the final, non-appealable permits needed for that project, we would be subject to the risk of being unable to complete the project if all the permits were not obtained. If this were to occur, we would likely lose a significant portion of our investment in the project and could incur a loss as a result. Further, the continued operations of our projects require continuous compliance with permit conditions. This compliance may require capital improvements or result in reduced operations. Any failure to procure, maintain and comply with necessary permits would adversely affect ongoing development, construction and continuing operation of our projects.

In addition, the projects we perform for governmental agencies are governed by particular qualification and contracting regimes. Certain states require qualification with an appropriate state agency as a precondition to performing work or appearing as a qualified energy service provider for state, county and local agencies within the state. For example, the Commonwealth of Massachusetts and the states of Colorado and Washington pre-qualify energy service providers and provide contract documents that serve as the starting point for negotiations with potential governmental clients. Most of the work that we perform for the federal government is performed under IDIQ agreements between a government agency and us or a subsidiary. These IDIQ agreements allow us to contract with the relevant agencies to implement energy projects, but no work may be performed unless we and the agency agree on a task order or delivery order governing the provision of a specific project. The government agencies enter into contracts for specific projects on a competitive basis. We and our subsidiaries and affiliates are currently party to an IDIQ agreement with the U.S. Department of Energy that expires in 2019. If we are unable to maintain or renew our IDIQ qualification under the U.S. Department of Energy program for ESPCs, or similar federal or state qualification regimes, our business could be materially harmed.

Many of our small-scale renewable energy projects are, and other future projects may be, subject to or affected by U.S. federal energy regulation or other regulations that govern the operation, ownership and sale of the facility, or the sale of electricity from the facility.

The Public Utility Holding Company Act of 2005, or PUHCA, and the Federal Power Act, or FPA, regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, or PURPA, all of our current small-scale renewable energy projects are small power “qualifying facilities” (facilities meeting statutory size, fuel and ownership requirements) that are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. None of our renewable energy projects are currently subject to rate regulation for wholesale power sales by the Federal Energy Regulatory Commission, or FERC, under the FPA, but certain of our projects that are under construction or development could become subject to such regulation in the future. Also, we may acquire interests in or develop generating projects that are not qualifying facilities. Non-qualifying facility projects would be fully subject to FERC corporate and rate regulation, and would be required to obtain FERC acceptance of their rate schedules for wholesale sales of energy, capacity and ancillary services, which requires substantial disclosures to and discretionary approvals from FERC. FERC may revoke or revise an entity’s authorization to make wholesale sales at negotiated, or market-based, rates if FERC determines that we can exercise market power in transmission or generation, create barriers to entry or engage in abusive affiliate transactions or market manipulation. In addition, many public utilities (including any non-qualifying facility generator in which we may invest) are subject to FERC reporting requirements that impose administrative burdens and that, if violated, can expose the company to civil penalties or other risks.

All of our wholesale electric power sales are subject to certain market behavior rules. These rules change from time to time, by virtue of FERC rulemaking proceedings and FERC-ordered amendments to utilities’ FERC tariffs. If we are deemed to have violated these rules, we will be subject to potential disgorgement of profits associated with the violation and/or suspension or revocation of our market-based rate authority, as well as potential criminal and civil penalties. If we were to lose market-based rate authority for any non-qualifying facility project we may acquire or develop in the future, we would be required to obtain FERC’s acceptance of a cost-based rate schedule and could become subject to, among other things, the burdensome accounting, record keeping and reporting requirements that are imposed on public utilities with cost-based rate schedules. This could have an adverse effect on the rates we charge for power from our projects and our cost of regulatory compliance.

Wholesale electric power sales are subject to increasing regulation. The terms and conditions for power sales, and the right to enter and remain in the wholesale electric sector, are subject to FERC oversight. Due to major regulatory restructuring initiatives at the federal and state levels, the U.S. electric industry has undergone substantial changes over the past decade. We cannot predict the future design of wholesale power markets or the ultimate effect ongoing regulatory changes will have on our business. Other proposals to further regulate the sector may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the movement towards competitive markets.

If we become subject to additional regulation under PUHCA, FPA or other regulatory frameworks, if existing regulatory requirements become more onerous, or if other material changes to the regulation of the electric power markets take place, our business, financial condition and operating results could be adversely affected.

Compliance with environmental laws could adversely affect our operating results.

Costs of compliance with federal, state, provincial, local and other foreign existing and future environmental regulations could adversely affect our cash flow and profitability. We are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in connection with energy efficiency and renewable energy projects, and we may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted and new laws and regulations could be adopted or become applicable to us or our projects, and future changes in environmental laws and regulations could occur. These factors may materially increase the amount we must invest to bring our projects into compliance and impose additional expense on our operations.

In addition, private lawsuits or enforcement actions by federal, state, provincial and/or foreign regulatory agencies may materially increase our costs. Certain environmental laws make us potentially liable on a joint and several basis for the remediation of contamination at or emanating from properties or facilities we currently or formerly owned or operated or properties to which we arranged for the disposal of hazardous substances. Such liability is not limited to the cleanup of contamination we actually caused. Although we seek to obtain indemnities against liabilities relating to historical contamination at the facilities we own or operate, we cannot provide any assurance that we will not incur liability relating to the remediation of contamination, including contamination we did not cause. For example, in 2009, a customer for which we were performing an energy efficiency project initiated a legal proceeding against us as a result of project delays that we believe were attributable to the discovery of hazardous materials and need for remediation by the customer. An adverse outcome in this proceeding could have an adverse effect on our operating results in the period in which the outcome is determined.

We may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. A delay in obtaining any required environmental regulatory approvals or failure to obtain and comply with them could adversely affect our business and operating results.

International expansion is one of our growth strategies, and international operations will expose us to additional risks that we do not face in the United States, which could have an adverse effect on our operating results.

We generate a significant portion of our revenue from operations in Canada, and although we are engaged in overseas projects for the U.S. Department of Defense, we currently derive a small amount of revenue from outside of North America. However, international expansion is one of our growth strategies, and we expect our revenue and operations outside of North America will expand in the future. These operations will be subject to a variety of risks that we do not face in the United States, and that we may face only to a limited degree in Canada, including:

•	building and managing highly experienced foreign workforces and overseeing and ensuring the performance of foreign subcontractors;

•	increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, many of which differ from those in the United States;

•	increased exposure to foreign currency exchange rate risk;

•	longer payment cycles for sales in some foreign countries and potential difficulties in enforcing contracts and collecting accounts receivable;

•	difficulties in repatriating overseas earnings;

•	general economic conditions in the countries in which we operate; and

•	political unrest, war, incidents of terrorism, or responses to such events.

Our overall success in international markets will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing and implementing policies and strategies that will be effective in managing these risks in each country where we do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, thus adversely affecting our business, financial condition and operating results.

Our insurance and contractual protections may not always cover lost revenue, increased expenses or liquidated damages payments.

Although we maintain insurance, obtain warranties from suppliers, obligate subcontractors to meet certain performance levels and attempt, where feasible, to pass risks we cannot control to our customers, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenue, increased expenses or liquidated damages payments that may be required in the future.

If the cost of energy generated by traditional sources does not increase, or if it decreases, demand for our services may decline.

Decreases in the costs associated with traditional sources of energy, such as prices for commodities like coal, oil and natural gas, may reduce demand for energy efficiency and renewable energy solutions. Technological progress in traditional forms of electricity generation or the discovery of large new deposits of traditional fuels could reduce the cost of electricity generated from those sources and as a consequence reduce the demand for our solutions. Any of these developments could have a material adverse effect on our business, financial condition and operating results.

We have a material weakness in our internal control over financial reporting. If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ and customers’ views of us.

As a public company, we will become subject to a set of laws and regulations requiring that we establish and maintain internal control over financial reporting. Internal control over financial reporting is defined under Securities and Exchange Commission, or SEC, rules as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. We have not yet begun the process of documenting, reviewing and, as appropriate, improving our internal controls and procedures in anticipation of being a public company and eventually becoming subject to the SEC rules concerning internal control over financial reporting, which take effect beginning with the filing of our second Annual Report on Form 10-K (which will be due in March 2012). Establishing and maintaining adequate internal financial and accounting controls and procedures so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently, and may distract our officers and employees from the operation of our business.

We do not currently have personnel with an appropriate level of knowledge, experience or training in the selection, application and implementation of GAAP as it relates to certain complex accounting issues, income taxes and SEC financial reporting requirements. This constitutes a material weakness in our internal control over financial reporting that could result in material misstatements in our financial statements not being prevented or detected. Although we plan to remediate this material weakness by hiring additional personnel with the requisite expertise, we may experience difficulties or delays in doing so, and new employees will require time and training to learn our business and operating processes and procedures.

If we fail to enhance and then maintain our internal control over financial reporting, we may be unable to report our financial results timely and accurately, and we may be less likely to prevent fraud. In addition, such failure could increase our operating costs, materially impair our ability to operate our business, result in SEC investigations and penalties and lead to the delisting of our common stock from the          . The resulting damage to our reputation in the marketplace and our financial credibility could significantly impair our sales and marketing efforts with customers. Further, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements could adversely affect the market price of our Class A common stock.

Changes in utility regulation and tariffs could adversely affect our business.

Our business is affected by regulations and tariffs that govern the activities of utilities. For example, utility companies are commonly allowed by regulatory authorities to charge fees to larger industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of taking advantage of our services and make them less desirable, thereby harming our business, financial condition and operating results. Our current generating projects are all operated as qualifying facilities. FERC regulations under the FPA confer upon these facilities key rights to interconnection with local utilities, and can entitle qualifying facilities to enter into power purchase agreements with local utilities, from which the qualifying facilities benefit. Changes to these federal laws and regulations could increase our regulatory burdens and costs, and could reduce our revenue. In addition, modifications to the pricing policies of utilities could require renewable energy systems to achieve lower prices in order to compete with the price of electricity from the electric grid and may reduce the economic attractiveness of certain energy efficiency measures.

Some of the demand-reduction services we provide for utilities and institutional clients are subject to regulatory tariffs imposed under federal and state utility laws. In addition, the operation of, and electrical interconnection for, our renewable energy projects are subject to federal, state or provincial interconnection and federal reliability standards that are also set forth in utility tariffs. These tariffs specify rules, business practices and economic terms to which we are subject. The tariffs are drafted by the utilities and approved by the utilities’ state and federal regulatory commissions. These tariffs change frequently and it is possible that future changes will increase our administrative burden or adversely affect the terms and conditions under which we render service to our customers.

Our activities and operations are subject to numerous health and safety laws and regulations, and if we violate such regulations, we could face penalties and fines.

We are subject to numerous health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations require us to obtain and maintain permits and approvals and implement health and safety programs and procedures to control risks associated with our projects. Compliance with those laws and regulations can require us to incur substantial costs. Moreover, if our compliance programs are not successful, we could be subject to penalties or to revocation of our permits, which may require us to curtail or cease operations of the affected projects. Violations of laws, regulations and permit requirements may also result in criminal sanctions or injunctions.

Health and safety laws, regulations and permit requirements may change or become more stringent. Any such changes could require us to incur materially higher costs than we currently have. Our costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect our business, financial condition and operating results.

Our credit facilities and debt instruments contain financial and operating restrictions that may limit our business activities and our access to credit.

Provisions in our credit facilities and debt instruments impose restrictions on our and certain of our subsidiaries’ ability to, among other things:

•	incur additional debt, or debt related to federal projects in excess of specified limits;

•	pay cash dividends and make distributions;

•	make certain investments and acquisitions;

•	guarantee the indebtedness of others or our subsidiaries;

•	redeem or repurchase capital stock;

•	create liens;

•	enter into transactions with affiliates;

•	engage in new lines of business;

•	sell, lease or transfer certain parts of our business or property;

•	enter into sale-leaseback arrangements; and

•	merge or consolidate.

These agreements also contain other customary covenants, including covenants that require us to meet specified financial ratios and financial tests. We may not be able to comply with these covenants in the future. Our failure to comply with these covenants may result in the declaration of an event of default and cause us to be unable to borrow under our credit facilities and debt instruments. In addition to preventing additional borrowings under these agreements, an event of default, if not cured or waived, may result in the acceleration of the maturity of indebtedness outstanding under these agreements, which would require us to pay all amounts outstanding. If an event of default occurs, we may not be able to cure it within any applicable cure period, if at all. If the maturity of our indebtedness is accelerated, we may not have sufficient funds available for repayment or we may not have the ability to borrow or obtain sufficient funds to replace the accelerated indebtedness on terms acceptable to us or at all.

If our subsidiaries default on their obligations under their debt instruments, we may need to make payments to lenders to prevent foreclosure on the collateral securing the debt.

We typically set up subsidiaries to own and finance our renewable energy projects. These subsidiaries incur various types of debt which can be used to finance one or more projects. This debt is typically structured as non-recourse debt, which means it is repayable solely from the revenue from the projects financed by the debt and is secured by such projects’ physical assets, major contracts and cash accounts and a pledge of our equity interests in the subsidiaries involved in the projects. Although our subsidiary debt is typically non-recourse to Ameresco, if a subsidiary of ours defaults on such obligations, or if one project out of several financed by a particular subsidiary’s indebtedness encounters difficulties or is terminated, then we may from time to time determine to provide financial support to the subsidiary in order to maintain rights to the project or otherwise avoid the adverse consequences of a default. In the event a subsidiary defaults on its indebtedness, its creditors may foreclose on the collateral securing the indebtedness, which may result in our losing our ownership interest in some or all of the subsidiary’s assets. The loss of our ownership interest in a subsidiary or some or all of a subsidiary’s assets could have a material adverse effect on our business, financial condition and operating results.

We are exposed to the credit risk of some of our customers.

Most of our revenue is derived under multi-year or long-term contracts with our customers, and our revenue is therefore dependent to a large extent on the creditworthiness of our customers. During periods of economic downturn in the global economy, our exposure to credit risks from our customers increases, and our efforts to monitor and mitigate the associated risks may not be effective in reducing our credit risks. In the event of non-payment by one or more of our customers, our business, financial condition and operating results could be adversely affected.

The use and enjoyment of real property rights for our small-scale renewable energy projects may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Our small-scale renewable energy projects generally are, and are likely to continue to be, located on land we or our customers occupy pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to our or our customers’ easements and leases. As a result, the rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. We typically perform title searches and obtain title insurance to protect ourselves or our customers against these risks. Such measures may, however, be inadequate to protect against all risk of loss of rights to use the land on which these projects are located, which could have a material adverse effect on our business, financial condition and operating results.

Fluctuations in foreign currency exchange rates can impact our results.

A significant portion of our total revenue is generated by our Canadian subsidiary, Ameresco Canada. Changes in exchange rates between the Canadian dollar and the U.S. dollar may adversely affect our operating results.

The trading price of our Class A common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

Our Class A common stock has no prior trading history. The initial public offering price for our Class A common stock will be determined through negotiations between us and the representatives of the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following this offering. In addition, the trading price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors. In addition to the risks described in this section, factors that may cause the market price of our Class A common stock to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in estimates of our future financial results or recommendations by securities analysts;

•	investors’ general perception of us; and

•	changes in general economic, industry and market conditions.

In addition, if the stock market in general experiences a significant decline, the trading price of our Class A common stock could decline for reasons unrelated to our business, financial condition or operating results.

Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management’s attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

Our securities have no prior market and an active public trading market for our Class A common stock may not develop.

Prior to this offering, there has been no public market for shares of our Class A common stock. Although we have applied to list our Class A common stock on the New York Stock Exchange, or NYSE, an active public trading market for our Class A common stock may not develop or, if it develops, may not be maintained after this offering. For example, applicable NYSE rules impose certain securities trading requirements, including minimum trading price, minimum number of stockholders and minimum market capitalization. If an active public trading market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of our Class A common stock at an attractive price or at all.

Holders of our Class A common stock, which is the stock we are selling in this offering, are entitled to one vote per share, and holders of our Class B common stock are entitled to five votes per share. The lower voting power of our Class A common stock may negatively affect the attractiveness of our Class A common stock to investors and, as a result, its market value.

Upon consummation of this offering, we will have two classes of common stock: Class A common stock, which is the stock we are selling in this offering and which is entitled to one vote per share, and Class B common stock, which is entitled to five votes per share. The difference in the voting power of our Class A and Class B common stock could diminish the market value of our Class A common stock because of the superior voting rights of our Class B common stock and the power those rights confer.

For the foreseeable future, Mr. Sakellaris or his affiliates will be able to control the selection of all members of our board of directors, as well as virtually every other matter that requires stockholder approval, which will severely limit the ability of other stockholders to influence corporate matters.

Except in certain limited circumstances required by applicable law, holders of Class A and Class B common stock vote together as a single class on all matters to be voted on by our stockholders. Immediately following the closing of this offering, Mr. Sakellaris, our founder, principal stockholder, president and chief executive officer will own all of our Class B common stock, representing     % of the combined voting power of our outstanding Class A and Class B common stock. Under our restated certificate of incorporation, holders of shares of Class B common stock may generally transfer those shares to family members, including spouses and descendents or the spouses of such descendents, as well as to affiliated entities, without having the shares automatically convert into shares of Class A common stock. Therefore, Mr. Sakellaris, his affiliates, and his family members and descendents will, for the foreseeable future, be able to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of our company, even if they come to own, in the aggregate, as little as 20% of the economic interest of the outstanding shares of our Class A and Class B common stock. Moreover, these persons may take actions in their own interests that you or our other stockholders do not view as beneficial. See “Principal and Selling Stockholders” and “Description of Capital Stock.”

Future sales of shares by existing stockholders could cause our stock price to decline.

Once a trading market develops for our Class A common stock, many of our stockholders for the first time will have an opportunity to sell their shares, subject to the contractual lock-up agreements and other restrictions on resale discussed in this prospectus. Sales by our existing stockholders of a substantial number of shares in the public market, or the threat that substantial sales might occur, could cause the market price of the Class A common stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling our Class A common stock. See “Shares Eligible for Future Sale” for further details regarding the number of shares eligible for sale in the public market after this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on any research reports that securities or industry analysts publish about us or our business. After this offering, if no securities or industry analysts initiate coverage of our company, the trading price for our Class A common stock may be negatively impacted. In the event securities or industry analysts cover our company and one or more of these analysts downgrade our stock or publish unfavorable reports about our business, our stock price would likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.

You will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. As a result, investors purchasing Class A common stock in this offering will experience immediate dilution of $      per share, at an assumed initial public offering price of $      per share, which is the midpoint of the range listed on the cover page of this prospectus. In addition, we have granted options and a warrant to acquire Class A common stock at prices significantly below the initial public offering price. To the extent outstanding options and the warrant are exercised, there will be further dilution to investors in this offering. See “Dilution.”

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We expect to use a portion of the net proceeds to us from this offering to repay the balance outstanding under our $50 million revolving senior secured credit facility, under which $24.9 million in principal was outstanding at of March 31, 2010, and the entire principal balance of and all accrued and unpaid interest on the $3.0 million subordinated note held by Mr. Sakellaris, our founder, principal stockholder, president and chief executive officer. We intend to use the balance of the net proceeds for working capital and other general corporate purposes, which may include opening additional offices in the United States and abroad, expanding sales and marketing activities, funding the development and construction of our small-scale renewable energy projects and other capital expenditures. Our management will have broad discretion over the use of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of those net proceeds. Although it is the intention of our management to use the net proceeds from the offering in the best interests of the company, our management might not apply the net proceeds from this offering in ways that increase the value of your investment or in ways with which you agree. See “Use of Proceeds.”

We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

We have never declared or paid any cash dividends on our capital stock and do not currently expect to pay any cash dividends for the foreseeable future. Our revolving senior secured credit facility with Bank of America limits our ability to declare and pay cash dividends during the term of that agreement. See “Dividend Policy.” We intend to use our future earnings, if any, in the operation and expansion of our business. Accordingly, you are not likely to receive any dividends on your Class A common stock for the foreseeable future, and your ability to achieve a return on your investment will therefore depend on appreciation in the market price of our Class A common stock.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our Class A common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent an acquisition of our company by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be supported by our existing stockholders. In addition, our restated certificate of incorporation and by-laws may discourage, delay or prevent an acquisition or a change in our management that stockholders may consider favorable. Our restated certificate of incorporation and by-laws, which will be in effect upon the closing of this offering:

•	provide for a dual class capital structure that allows our founder, principal stockholder, president and chief executive officer, Mr. Sakellaris, to control the outcome of the voting on virtually all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as an acquisition of our company;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	establish a classified board of directors, as a result of which only approximately one-third of our directors are presented to a stockholder vote for re-election at any annual meeting of stockholders;

•	provide that directors may be removed from office only for cause and only upon a supermajority stockholder vote;

•	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	do not permit stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require a supermajority stockholder vote to effect certain amendments to our restated certificate of incorporation and by-laws.

For additional information regarding these and other anti-takeover provisions, see “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and By-Laws.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	our expectations as to the future growth of our business;

•	the expected future growth of the market for energy efficiency and renewable energy solutions;

•	our backlog, awarded projects and recurring revenue;

•	the expected energy and cost savings of our projects; and

•	the expected energy production capacity of our renewable energy plants.

These forward looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties, some of which may not be publicly available. For example, Frost & Sullivan’s 2008 report entitled North American Energy Management Services — Investment Analysis, which we refer to in this prospectus, is available to the public for a fee. Such data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million, based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us. At an assumed initial public offering price of $      per share, the selling stockholders will receive $      million from their sale of our Class A common stock in this offering, after deducting the estimated underwriting discount. We will not receive any proceeds from the sale of shares by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $      would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same.

We intend to use the net proceeds we receive from this offering as follows:

•	to repay the outstanding balance under our $50 million revolving senior secured credit facility ($24.9 million outstanding as of March 31, 2010), which as of March 31, 2010 bears interest at a weighted-average rate of 2.49% per annum and matures on June 30, 2011;

•	approximately $3.0 million to repay in full, the entire principal amount of and accrued but unpaid interest on the subordinated note held by Mr. Sakellaris, which currently bears interest at 10.0% per annum and is payable on demand; and

•	the balance for working capital and other general corporate purposes, which may include opening additional offices in the United States and abroad, expanding sales and marketing activities, funding the development and construction of our small-scale renewable energy projects and other capital expenditures.

We may use a portion of the net proceeds that we receive from this offering to expand our current business through acquisitions of complementary companies, assets or technologies. We currently have no understandings, commitments or agreements to make any acquisitions.

Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and U.S. government securities.

Bank of America, N.A., an affiliate of Merrill, Lynch, Pierce, Fenner & Smith Incorporated, an underwriter of this offering, is acting as the agent and a lender under our revolving senior secured credit facility. See “Underwriting — Conflicts of Interest.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and do not expect to pay any cash dividends for the foreseeable future. Our revolving senior secured credit facility with Bank of America contains provisions that limit our ability to declare and pay cash dividends during the term of that agreement. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect (1) a two-for-one split of our common stock, (2) the reclassification of all outstanding shares of our common stock as Class A common stock, (3) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (4) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock; and

•	on a pro forma as adjusted basis to reflect, in addition, the sale of shares of our Class A common stock offered by us at an assumed initial public offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus and after deducting the estimated underwriting discount and estimated offering expenses payable by us, including the sale of shares of our Class A common stock by the selling stockholders.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	March 31, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted
		(Unaudited)
	(In thousands, except share and per share amounts)

Cash and cash equivalents	$24,361	$24,361	$

Long-term debt, including current portion	140,115	140,115
Subordinated debt	2,999	2,999
Stockholders’ equity:
Series A convertible preferred stock, par value $0.0001 per share; 3,500,000 shares authorized, 3,210,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	0	0	—
Common stock, par value $0.0001 per share; 60,000,000 shares authorized, 17,998,168 shares issued and 13,282,284 outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	2	2	—
Class A common stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 500,000,000 shares authorized, 14,542,284 shares issued or outstanding, pro forma; 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 144,000,000 shares authorized, 18,000,000 shares issued and outstanding, pro forma; 144,000,000 shares authorized, 18,000,000 shares issued and outstanding, pro forma as adjusted	—
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	10,905	10,905
Retained earnings	99,161	99,161
Accumulated other comprehensive income (loss)	3,506	3,506

Treasury stock, 4,715,884 shares, at cost	(8,414)	(8,414)

Total stockholders’ equity	105,160	105,160

	March 31, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted
		(Unaudited)
	(In thousands, except share and per share amounts)

Total capitalization	$248,274	$248,274	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      would increase (decrease) each of additional paid-in capital and total stockholders’ equity in the pro forma as adjusted column by $      million, assuming the number of shares of our Class A common stock offered by us, as set forth on the cover of this prospectus, remains the same.

The table above excludes:

•	405,286 shares of our Class A common stock issuable upon the exercise of a warrant outstanding and exercisable as of March 31, 2010 (including shares of our Class A common stock that we expect to be sold in this offering by a selling stockholder upon the partial exercise of this warrant) at an exercise price of $0.005 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	9,403,200 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 (including an aggregate of shares of our Class A common stock that we expect to be sold in this offering by selling stockholders upon the exercise of vested options) at a weighted-average exercise price of $2.805 per share; and

•	10,000,000 shares of our Class A common stock that will be available for future issuance under our 2010 stock plan, which will become effective upon the closing of this offering.

DILUTION

If you invest in our Class A common stock in this offering, your interest in our company will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock after this offering. Our pro forma net tangible book value as of March 31, 2010 was $85.3 million, or $2.55 per share of our Class A and Class B common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities and convertible preferred stock, divided by the number of shares of our Class A and Class B common stock outstanding on March 31, 2010 , after giving effect to (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock.

After giving effect to our issuance and sale of           shares of Class A common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value as of March 31, 2010 would have been $      million, or $      per share of Class A and Class B common stock. This represents an immediate increase in net tangible book value to existing stockholders of $      per share of Class A and Class B common stock. New investors who purchase shares of Class A common stock in this offering will suffer an immediate dilution of their investment of $      per share. Dilution per share to new investors is determined by subtracting the pro forma as adjusted net tangible book value per share of our Class A and Class B common stock after this offering from the initial public offering price per share of our Class A common stock paid by a new investor. The following table illustrates this per share dilution to new investors purchasing shares of Class A common stock in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share of Class A and Class B common stock as of March 31, 2010	$2.55
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors in Class A common stock		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share of Class A common stock would increase (decrease) our net tangible book value by $      per share of Class A and Class B common stock and increase (decrease) the dilution in net tangible book value per share to investors in this offering by $      per share, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $      per share of Class A and Class B common stock, representing an immediate increase in net tangible book value to existing stockholders of $      per share of Class A and Class B common stock and an immediate dilution of $      per share of Class A common stock to new investors. If any shares of our Class A common stock are issued upon exercise of outstanding options or warrants, new investors will experience further dilution (see below in this section for additional information).

The following table summarizes, on a pro forma basis as of March 31, 2010 (giving effect to (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding convertible preferred stock into Class B common stock) the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of our Class A common stock in this offering. The calculation below is based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price
	Number	%		Amount		%		Per Share

Existing stockholders	32,542,284		%		$2,493,918		%	$0.08
New investors								$

Total		100%		$		100%

The number of shares of common stock purchased from us prior to this offering by existing stockholders is based on 14,542,284 shares of our Class A common stock and 18,000,000 shares of our Class B common stock outstanding as of March 31, 2010 after giving effect to (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of Class B common stock, and excludes:

•	405,286 shares of Class A common stock issuable upon the exercise of a warrant outstanding and exercisable as of March 31, 2010 at an exercise price of $0.005 per share, which will remain outstanding after this offering if not exercised prior to this offering;

•	9,403,200 shares of Class A common stock issuable upon the exercise of stock options outstanding as of March 31, 2010 at a weighted-average exercise price of $2.805 per share; and

•	10,000,000 shares of our Class A common stock that will be available for future issuance under our 2010 stock plan, which will become effective upon the closing of this offering.

To the extent that the warrant or any of the outstanding options are exercised, there will be further dilution to new investors. To the extent the full amount of the warrant and all of such outstanding options had been exercised as of March 31, 2010 , the pro forma net tangible book value of our Class A and Class B common stock would be $2.60 per share, the pro forma as adjusted net tangible book value of our Class A and Class B common stock after this offering would be $      per share, and total dilution to new investors in shares of Class A common stock would be $      per share. If the warrant and all options outstanding as of March 31, 2010 had been exercised in full, new investors would have contributed     % of the total consideration paid for our Class A and Class B common stock outstanding but would own only     % of our Class A and Class B common stock outstanding after the offering.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to          , or     % of the total number of shares of our Class A and Class B common stock outstanding after this offering.

The sale of           shares of Class A common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to          , or     % of the total shares of our Class A and Class B common stock outstanding, and will increase the number of shares held by new investors to          , or     % of the total shares of our Class A and Class B common stock outstanding. If the underwriters exercise their over-allotment option in full, the shares held by existing stockholders will further decrease to          , or     % of the total shares of our Class A and Class B common stock outstanding, and the number of shares held by new investors will further increase to          , or     % of the total shares of our Class A and Class B common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our consolidated and condensed consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the consolidated statement of income data for the fiscal years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheet data as of December 31, 2008 and 2009, from our audited consolidated financial statements that are included in this prospectus. We derived the consolidated statement of income data for the fiscal years ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007, from our audited consolidated financial statements that are not included in this prospectus. We derived the consolidated statement of income data for the three months ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2009 and March 31, 2010 from our unaudited condensed consolidated financial statements that are included in this prospectus. Our unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and notes thereto and, in the opinion of our management, reflect all adjustments that are necessary for a fair presentation in conformity with GAAP. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In thousands, except share and per share data)

Consolidated Statement of Income Data:
Revenue:
Energy efficiency revenue	$248,759	$264,477	$345,936	$325,032	$340,635	$57,228	$74,888
Renewable energy revenue	10,970	13,445	32,541	70,822	87,881	16,159	30,741

	259,729	277,922	378,477	395,854	428,517	73,387	105,629

Direct expenses:
Energy efficiency expenses	202,573	215,320	285,966	259,019	282,345	46,770	62,524
Renewable energy expenses	9,503	9,500	26,072	59,551	66,472	12,924	24,705

	212,076	224,820	312,038	318,570	348,817	59,694	87,230

Gross profit	47,653	53,102	66,439	77,284	79,700	13,693	18,399
Operating expenses	32,637	37,307	47,042	52,608	54,406	13,025	15,836

Operating income	15,016	15,795	19,397	24,676	25,294	667	2,563
Other (expense) income, net	(1,577)	(1,842)	(3,138)	(5,188)	1,563	(24)	(856)

Income before provision for income taxes	13,439	13,953	16,259	19,488	26,857	643	1,707
Income tax provision	(1,223)	(4,337)	(5,714)	(1,215)	(6,950)	(225)	(429)

Net income	$12,216	$9,615	$10,545	$18,273	$19,907	418	1,278

Net income per share attributable to common shareholders
Basic	$1.07	$0.83	$0.95	$1.71	$1.99	$0.04	$0.10
Diluted	$0.33	$0.26	$0.28	$0.54	$0.61	$0.01	$0.03
Weighted-average number of common shares outstanding
Basic	11,388,793	11,575,789	11,121,022	10,678,110	9,991,912	9,621,351	13,282,284
Diluted	36,786,666	37,667,359	37,552,953	33,990,547	32,705,617	32,957,183	36,587,847
Pro forma net income per share(1)
Basic					$0.68	$0.01	$0.04
Weighted average number of Class A and Class B common shares used in computing pro forma net income per share(1)					29,251,912	28,881,351	32,542,284

Other Operating Data:
Adjusted EBITDA(2)	$18,254	$19,928	$27,975	$29,045	$35,097	$2,391	$5,145

	As of December 31,					As of March 31,
	2005	2006	2007	2008	2009	2010
						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$11,790	$45,454	$40,892	$18,149	$47,928	$24,361
Current assets	89,425	140,335	154,036	131,432	171,772	152,315
Total assets	170,050	268,750	262,224	292,027	375,545	382,198
Current liabilities	53,730	91,304	108,011	90,967	132,330	110,227
Long-term debt, less current portion	47,771	74,529	39,316	90,980	102,807	128,374
Subordinated debt	2,999	2,999	2,999	2,999	2,999	2,999
Total stockholders’ equity	46,888	56,963	70,776	74,086	102,770	105,160

(1)	Pro forma net income per share and pro forma weighted-average shares outstanding give effect to (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris, into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock.

(2)	We define adjusted EBITDA as operating income before depreciation and amortization expense, share-based compensation expense and a non-recurring non-cash recovery of a contingency in 2008. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or any other measure of financial performance calculated and presented in accordance with GAAP.

We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•	adjusted EBITDA and similar non-GAAP measures are widely used by investors to measure a company’s operating performance without regard to items that can vary substantially from company to company depending upon financing and accounting methods, book values of assets, capital structures and the methods by which assets were acquired;

•	securities analysts often use adjusted EBITDA and similar non-GAAP measures as supplemental measures to evaluate the overall operating performance of companies; and

•	by comparing our adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations of depreciation and amortization expense, stock-based compensation expense and the non-recurring non-cash recovery of a contingency in 2008.

Our management uses adjusted EBITDA:

•	as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors and investors concerning our financial performance.

We understand that, although measures similar to adjusted EBITDA are frequently used by investors and securities analysts in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for GAAP operating income or an analysis of our results of operations as reported under GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted EBITDA does not reflect stock-based compensation expense;

•	adjusted EBITDA does not reflect cash requirements for income taxes;

•	adjusted EBITDA does not reflect net interest income (expense);

•	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies in our industry may calculate adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

To properly and prudently evaluate our business, we encourage you to review the GAAP financial statements included elsewhere in this prospectus, and not to rely on any single financial measure to evaluate our business.

The following table presents a reconciliation of adjusted EBITDA to operating income, the most comparable GAAP measure:

	Year Ended December 31,					Three Months Ended March 31,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In thousands)

Operating income	$15,016	$15,795	$19,397	$24,676	$25,294	667	2,563
Depreciation and impairment	3,238	3,538	5,898	7,278	6,634	1,107	2,143
Stock-based compensation	—	596	2,679	2,941	3,169	617	439
Recovery of contingency	—	—	—	(5,850)	—	—	—

Adjusted EBITDA	$18,254	$19,928	$27,975	$29,045	$35,097	2,391	5,145

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Ameresco is a leading provider of energy efficiency solutions for facilities throughout North America. We operate in one business segment — providing solutions that enable customers to reduce their energy consumption, lower their operating and maintenance costs and realize environmental benefits. Our comprehensive set of services includes upgrades to a facility’s energy infrastructure and the construction and operation of small-scale renewable energy plants.

Our revenue has increased from $20.9 million in 2001, our first full year of operations, to $428.5 million in 2009. We achieved profitability in 2002, and we have been profitable every year since then.

In addition to organic growth, strategic acquisitions of complementary businesses and assets have been an important part of our development. Since inception, we have completed more than ten acquisitions, which have enabled us to broaden our service offerings and expand our geographical reach. Our acquisition of the energy services business of Duke Energy in 2002 expanded our geographical reach into Canada and the southeastern United States and enabled us to penetrate the federal government market for energy efficiency projects. The acquisition of the energy services business of Exelon in 2004 expanded our geographical reach into the Midwest. Our acquisition of the energy services business of Northeast Utilities in 2006 substantially grew our capability to provide services for the federal market and in Europe. Our acquisition of Southwestern Photovoltaics, Inc. in 2007 significantly expanded our offering of solar energy products and services.

Energy Savings Performance and Energy Supply Contracts

For our energy efficiency projects, we typically enter into ESPCs under which we agree to develop, design, engineer and construct a project and also commit that the project will satisfy agreed-upon performance standards that vary from project to project. These performance commitments are typically based on the design, capacity, efficiency or operation of the specific equipment and systems we install. Our commitments generally fall into three categories: pre-agreed, equipment-level and whole building-level. Under a pre-agreed energy reduction commitment, our customer reviews the project design in advance and agrees that, upon or shortly after completion of installation of the specified equipment comprising the project, the commitment will have been met. Under an equipment-level commitment, we commit to a level of energy use reduction based on the difference in use measured first with the existing equipment and then with the replacement equipment. A whole building-level commitment requires demonstration of energy usage reduction for a whole building, often based on readings of the utility meter where usage is measured. Depending on the project, the measurement and demonstration may be required only once, upon installation, based on an analysis of one or more sample installations, or may be required to be repeated at agreed upon intervals generally over up to 20 years.

Under our contracts, we typically do not take responsibility for a wide variety of factors outside our control and exclude or adjust for such factors in commitment calculations. These factors include variations in energy prices and utility rates, weather, facility occupancy schedules, the amount of energy-using equipment in a facility, and failure of the customer to operate or maintain the project properly. Typically, our performance commitments apply to the aggregate overall performance of a project rather than to individual energy efficiency measures. Therefore, to the extent an individual measure underperforms, it may be offset by other measures that overperform. In the event that an energy efficiency project does not perform according to the agreed-upon specifications, our agreements typically allow us to satisfy our obligation by adjusting or modifying the installed equipment, installing additional measures to provide substitute energy savings, or paying the customer for lost energy savings based on the assumed conditions specified in the agreement. Many of our equipment supply, local design, and installation subcontracts contain provisions that enable us to seek recourse against our vendors or subcontractors if there is a deficiency in our energy reduction commitment. From our inception to March 31, 2010, our total payments to customers and incurred equipment replacement and maintenance costs under our energy reduction commitments, after customer acceptance of a project, have been less than $100,000 in the aggregate. See “Risk Factors — We may have liability to our customers under our ESPCs if our projects fail to deliver the energy use reductions to which we are committed under the contract.”

Payments by the federal government for energy efficiency measures are based on the services provided and the products installed, but are limited to the savings derived from such measures, calculated in accordance with federal regulatory guidelines and the specific contract’s terms. The savings are typically determined by comparing energy use and other costs before and after the installation of the energy efficiency measures, adjusted for changes that affect energy use and other costs but are not caused by the energy efficiency measures.

For projects involving the construction of a small-scale renewable energy plant that we own and operate, we enter into long-term contracts to supply the electricity, processed LFG, heat or cooling generated by the plant to the customer, which is typically a utility, municipality, industrial facility or other large purchaser of energy. The rights to use the site for the plant and purchase of renewable fuel for the plant are also obtained by us under long-term agreements with terms at least as long as the associated output supply agreement. Our supply agreements typically provide for fixed prices or prices that escalate at a fixed rate or vary based on a market benchmark. See “Risk Factors — We may assume responsibility under customer contracts for factors outside our control, including, in connection with some customer projects, the risk that fuel prices will increase.”

Project Financing

To finance projects with federal governmental agencies, we typically sell to the lenders our right to receive a portion of the long-term payments from the customer arising out of the project for a purchase price reflecting a discount to the aggregate amount due from the customer. The purchase price is generally advanced to us over the implementation period based on completed work or a schedule predetermined to coincide with the construction of the project. Under the terms of these financing arrangements, we are required to complete the construction or installation of the project in accordance with the contract with our customer, and the debt remains on our consolidated balance sheet until the completed project is accepted by the customer. Once the completed project is accepted by the customer, the financing is treated as a true sale and the related receivable and financing liability are removed from our consolidated balance sheet.

Institutional customers, such as state, provincial and local governments, schools and public housing authorities, typically finance their energy efficiency and renewable energy projects through either tax-exempt leases or issuances of municipal bonds. We assist in the structuring of such third-party financing.

In some instances, customers prefer that we retain ownership of the renewable energy plants and related project assets that we construct for them. In these projects, we typically enter into a long-term supply agreement to furnish electricity, gas, heat or cooling to the customer’s facility. To finance the significant upfront capital costs required to develop and construct the plant, we rely either on our internal cash flow or, in some cases, third-party debt. For project financing by third-party lenders, we typically establish a separate subsidiary, usually a limited liability company, to own the project assets and related contracts. The subsidiary contracts with us for construction and operation of the project and enters into a financing agreement directly with the lenders. Additionally, we will provide assurance to the lender that the project will achieve commercial operation. Although the financing is secured by the assets of the subsidiary and a pledge of our equity interests in the subsidiary, and is non-recourse to Ameresco, we may from time to time determine to provide financial support to the subsidiary in order to maintain rights to the project or otherwise avoid the adverse consequences of a default. The amount of such financing is included on our consolidated balance sheet.

In addition to project-related debt, we currently maintain a $50 million revolving senior secured credit facility with a commercial bank to finance our working capital needs.

Effects of Seasonality

We are subject to seasonal fluctuations and construction cycles, particularly in climates that experience colder weather during the winter months, such as the northern United States and Canada, or at educational institutions, where large projects are typically carried out during summer months when their facilities are unoccupied. In addition, government customers, many of which have fiscal years that do not coincide with ours, typically follow annual procurement cycles and appropriate funds on a fiscal-year basis even though contract performance may take more than one year. Further, government contracting cycles can be affected by the timing of, and delays in, the legislative process related to government programs and incentives that help drive demand for energy efficiency and renewable energy projects. As a result, our revenue and operating income in the third quarter are typically higher, and our revenue and operating income in the first quarter are typically lower, than in other quarters of the year. As a result of such fluctuations, we may occasionally experience declines in revenue or earnings as compared to the immediately preceding quarter, and comparisons of our operating results on a period-to-period basis may not be meaningful.

Our annual and quarterly financial results are also subject to significant fluctuations as a result of other factors, many of which are outside our control. See “Risk Factors — Our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular fiscal quarter.”

Backlog and Awarded Projects

As of December 31, 2009, we had backlog of approximately $590 million in future revenue under signed customer contracts for the installation or construction of projects, which we expect to be recognized over the period from 2010 to 2013, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $700 million over the same period. As of December 31, 2008, we had backlog of approximately $263 million in future revenue under signed customer contracts for the installation or construction of projects, which we expected to be recognized over the period from 2009 to 2011, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $939 million over the period from 2009 to 2013. We also expect to realize recurring revenue both under long-term O&M contracts and under energy supply contracts for renewable energy plants that we own. See “Risk Factors — We may not recognize all revenue from our backlog or receive all payments anticipated under awarded projects and customer contracts.”

Financial Operations Overview

Revenue

We derive revenue from energy efficiency and renewable energy products and services. Our energy efficiency products and services include the design, engineering and installation of equipment and other measures to improve the efficiency and control the operation of a facility’s energy infrastructure. Our renewable energy products and services include the construction of small-scale plants that produce electricity, gas, heat or cooling from renewable sources of energy, the sale of such electricity, processed LFG, heat or cooling from plants that we own, and the sale and installation of solar energy products and systems.

While in any particular quarter a single customer may account for more than ten percent of revenue, in 2007, 2008 and 2009, no customer accounted for more than ten percent of our revenue. During the quarter ended March 31, 2010, one customer, the U.S. Department of Energy, Savannah River Site, accounted for 14.1% of our total revenue for the quarter.

Direct Expenses and Gross Margin

Direct expenses include the cost of labor, materials, equipment, subcontracting and outside engineering that are required for the development and installation of our projects, as well as preconstruction costs, sales incentives, associated travel, inventory obsolescence charges, and, if applicable, costs of procuring financing. A majority of our contracts have fixed price terms; however, in some cases we negotiate protections, such as a cost-plus structure, to mitigate the risk of rising prices for materials, services and equipment.

Direct expenses also include O&M costs for the small-scale renewable energy plants that we own, including the cost of fuel (if any) and depreciation charges.

Gross margin, which is gross profit as a percent of revenue, is affected by a number of factors, including the type of services performed and the geographic region in which the sale is made. Renewable energy projects that we own and operate typically have higher margins than energy efficiency projects, and sales in the United States typically have higher margins than in Canada due to the typical mix of products and services that we sell there.

Operating Expenses

Operating expenses consist of salaries and benefits, project development costs, and general, administrative and other expenses.

Salaries and benefits. Salaries and benefits consist primarily of expenses for personnel not directly engaged in specific project or revenue generating activity. These expenses include the time of executive management, legal, finance, accounting, human resources, information technology and other staff not utilized in a particular project. We employ a comprehensive time card system which creates a contemporaneous record of the actual time by employees on project activity. We expect salaries and benefits to increase as we incur additional costs related to operating as a publicly-traded company, including accounting, compliance and legal.

Project development costs. Project development costs consist primarily of sales, engineering, legal, finance and third-party expenses directly related to the development of a specific customer opportunity. This also includes associated travel and marketing expenses. We intend to hire additional sales personnel and initiate additional marketing programs as we expand into new regions or complement existing development resources. Accordingly, we expect that our project development costs will continue to increase, but will moderate as a percentage of revenue over time.

General, administrative and other expenses. These expenses consist primarily of rents and occupancy, professional services, insurance, unallocated travel expenses, telecommunications and office expenses. Professional services consist principally of recruiting costs, external legal, audit, tax and other consulting services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities, corporate governance and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance.

Other Income (Expense), net

Other income (expense), net consists primarily of interest income on cash balances, interest expense on borrowings and amortization of deferred financing costs, unrealized gains and losses on derivatives not accounted for as hedges, and realized gains on derivatives not accounted for as hedges. Interest expense will vary periodically depending on the amounts drawn on our revolving senior secured credit facility and the prevailing short-term interest rates.

Provision for Income Taxes.

The provision for income taxes is based on various rates set by federal and local authorities and is affected by permanent and temporary differences between financial accounting and tax reporting requirements.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expense and related disclosures. The most significant estimates with regard to these consolidated financial statements relate to estimates of final contract profit in accordance with long-term contracts, project development costs, project assets, impairment of goodwill, impairment of long-lived assets, fair value of derivative financial instruments, income taxes and stock-based compensation expense. Such estimates and assumptions are based on historical experience and on various other factors that management believes to be reasonable under the circumstances. Estimates and assumptions are made on an ongoing basis, and accordingly, the actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

For each arrangement we have with a customer, we typically provide a combination of one or more of the following services or products:

•	installation or construction of energy efficiency measures, facility upgrades and/or a renewable energy plant to be owned by the customer;

•	sale and delivery, under long-term agreements, of electricity, gas, heat, chilled water or other output of a renewable energy or central plant that we own and operate;

•	sale and delivery of PV equipment and other renewable energy products for which we are a distributor; and

•	O&M services provided under long-term O&M agreements, as well as consulting services.

Often, we will sell a combination of these services and products in a bundled arrangement. We divide bundled arrangements into separate deliverables and revenue is allocated to each deliverable based on the relative fair market value of all the elements. The fair market value is determined based on the price of the deliverable sold on a stand-alone basis.

We recognize revenue from the installation or construction of a project on a percentage-of-completion basis. The percentage-of-completion for each project is determined on an actual cost-to-estimated final cost basis. In accordance with industry practice, we include in current assets and liabilities the amounts of receivables related to construction projects that are payable over a period in excess of one year. We recognize revenue associated with contract change orders only when the authorization for the change order has been properly executed and the work has been performed and accepted by the customer.

When the estimate on a contract indicates a loss, or claims against costs incurred reduce the likelihood of recoverability of such costs, our policy is to record the entire expected loss immediately, regardless of the percentage of completion.

Deferred revenue represents circumstances where (i) there has been a receipt of cash from the customer for work or services that have yet to be performed, (ii) receipt of cash where the product or service may not have been accepted by the customer or (iii) when all other revenue recognition criteria have been met, but an estimate of the final total cost cannot be determined. Deferred revenue will vary depending on the timing and amount of cash receipts from customers and can vary significantly depending on specific contractual terms. As a result, deferred revenue is likely to fluctuate from period to period. Unbilled receivables represent amounts earned and billable that were not invoiced at the end of the fiscal period.

We recognize revenue from the sale and delivery of products, including the output of our renewable energy plants, when produced and delivered to the customer, in accordance with the specific contract terms, provided that persuasive evidence of an arrangement exists, our price to the customer is fixed or determinable and collectibility is reasonably assured.

We recognize revenue from O&M contracts and consulting services as the related services are performed.

For a limited number of contracts under which we receive additional revenue based on a share of energy savings, we recognize such additional revenue as energy savings are generated.

Project Development Costs

We capitalize as project development costs only those costs incurred in connection with the development of energy efficiency and renewable energy projects, primarily direct labor, interest costs, outside contractor services, consulting fees, legal fees and associated travel, if incurred after a point in time when the realization of related revenue becomes probable. Project development costs incurred prior to the probable realization of revenue are expensed as incurred.

Project Assets

We capitalize interest costs relating to construction financing during the period of construction. The interest capitalized is included in the total cost of the project at completion. The amount of interest capitalized for the years ended December 31, 2007, 2008 and 2009 were $0, $0.2 million and $1.4 million, respectively, and for the first quarters of 2009 and 2010 were $0.3 million and $0.3 million respectively.

Routine maintenance costs are expensed in the current year’s consolidated statements of income and comprehensive income to the extent that they do not extend the life of the asset. Major maintenance, upgrades and overhauls are required for certain components of our assets. In these instances, the costs associated with these upgrades are capitalized and are depreciated over the shorter of the life of the asset or until the next required major maintenance or overhaul period. Gains or losses on disposal of property and equipment are reflected in general and administrative expenses in the consolidated statements of income and comprehensive income.

We evaluate our long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. We evaluate recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows before interest associated with the expected uses and eventual disposition of those assets. When these comparisons indicate that the carrying value of those assets is greater than the undiscounted cash flows, we recognize an impairment loss for the amount that the carrying value exceeds the fair value.

During 2008, we determined that impairment had incurred on two of our LFG energy facilities. One facility’s landfill owner was experiencing permanent operational issues with its existing well field equipment. The volume of LFG supplied to our facility was impaired by this factor, resulting in a write-down of the asset value. The second facility’s industrial customer filed for bankruptcy in 2008. We assessed the likelihood of the industrial customer emerging from bankruptcy and the resulting impact on future cash flows to the project in determining the amount of the impairment. A total of $3.5 million was written down for these two facilities, and is included in direct expenses in the accompanying consolidated statement of income and comprehensive income for 2008.

During 2007, we decommissioned one of our LFG facilities as the supply agreement with the local utility company expired in December 2006. During 2007, the plant was temporarily shut down. The plant equipment had been in service for 20 years and the cost of maintaining the aged equipment was economically unfeasible. The remaining book value of $2.0 million was written off, and is included in direct expenses in the accompanying consolidated statement of income and comprehensive income for 2007.

Impairment of Goodwill

We apply ASC Topic 350 in accounting for the valuation of goodwill and identifiable intangible assets. During our annual goodwill impairment tests at December 31, 2009, 2008 and 2007, we determined that the fair value of equity exceeded the carrying value of equity, and therefore that goodwill was not impaired.

Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of businesses acquired. We assess the impairment of goodwill and intangible assets with indefinite lives on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We would record an impairment charge if such an assessment were to indicate that, more likely than not, the fair value of such assets was less than their carrying values. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets. Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in the base stock price of our public competitors for a sustained period of time.

The first step, or Step 1, of the goodwill impairment test, used to identify potential impairment, compares the fair value of the equity with its carrying amount, including goodwill. If the fair value of the equity exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. We performed a Step 1 test at our December 31, 2009, 2008 and 2007 annual testing dates and determined that the fair value of equity exceeded the carrying value of equity, and therefore that goodwill was not impaired.

We completed the Step 1 test using both an income approach and a market approach. The discounted cash flow method was used to measure the fair value of our equity under the income approach. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. Determining the fair value using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based upon historical experience, current market trends, pipeline for future sales and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, we rely on internally-generated projections for a defined time period for sales and operating profits, including capital expenditures, changes in net working capital and adjustments for non-cash items to arrive at the free cash flow available to invested capital.

Under the market approach, we estimate the fair value based on market multiples of revenue and earnings of comparable publicly-traded companies and comparable transactions of similar companies. The estimates and assumptions used in our calculations include revenue growth rates, expense growth rates, expected capital expenditures to determine projected cash flows, expected tax rates and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experiences, our projections of future operating activity and our weighted-average cost of capital.

In addition, we periodically review the estimated useful lives of our identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. If the Step 1 test concludes an impairment is indicated, we will employ a second step to measure the impairment. If we determine that an impairment has occurred, we will record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Although we believe goodwill and intangible assets are appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Impairment of Long-Lived Assets

We periodically evaluate long-lived assets for events and circumstances that indicate a potential impairment. A review of long-lived assets for impairment is performed whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows of the asset as compared to the recorded value of the asset. If these estimates or their related assumptions change in the future, an impairment charge may be required against these assets in the reporting period in which the impairment is determined.

Derivative Financial Instruments

We account for our interest rate swaps as derivative financial instruments in accordance with the related guidance. Under this guidance, derivatives are carried on our consolidated balance sheet at fair value. The fair value of our interest rate swaps is determined based on observable market data in combination with expected cash flows for each instrument.

Effective January 1, 2009, we adopted new guidance which expands the disclosure requirements for derivative instruments and hedging activities.

In the normal course of business, we utilize derivative contracts as part of our risk management strategy to manage exposure to market fluctuations in interest rates. These instruments are subject to various credit and market risks. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We seek to manage credit risk by entering into financial instrument transactions only through counterparties that we believe to be creditworthy. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates. We seek to manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. As a matter of policy, we do not use derivatives for speculative purposes.

We did not apply hedge accounting based upon the criteria established by the related guidance as we did not designate our derivatives as cash flow hedges. We recognize all derivatives in our consolidated financial statements at fair value. Cash flows from derivative instruments are reported as operating activities on the statements of cash flows.

We are exposed to interest rate risk through our borrowing activities. A portion of our project financing includes two projects that utilize a variable rate swap instrument. During 2007, we entered into two 15-year interest rate swap contracts under which we agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to, in turn, receive an amount equal to a specified variable rate of interest times the same notional principal amount. We entered into the interest rate swap contracts as an economic hedge.

With respect to our interest rate swaps, we recorded the unrealized gain (loss) in earnings in 2007, 2008, 2009 and the first quarter of 2010 of approximately $(1.4 million), $(2.8 million), $2.3 million and $(0.1 million), respectively, as other (expense) income in our consolidated statements of income and comprehensive income.

Income Taxes

We provide for income taxes based on the liability method. We provide for deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using the enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

We account for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. We evaluate uncertain tax positions on a quarterly basis and adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Our liabilities for an uncertain tax position can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of the statute of limitations, the recognition of the benefits associated with the position meet the “more-likely-than-not” threshold or the liability becomes effectively settled through the examination process. We consider matters to be effectively settled once: the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews; we have no plans to appeal or litigate any aspect of the tax position; and we believe that it is highly unlikely that the taxing authority would examine or re-examine the related tax position. We also accrue for potential interest and penalties, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation Expense

Our stock-based compensation expense results from the issuances of shares of restricted common stock and grants of stock options and warrants to employees, directors, outside consultants and others. We recognize the costs associated with option and warrant grants using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment). Generally, ASC 718 requires the value of all stock-based payments to be recognized in the statement of operations based on their estimated fair value at date of grant amortized over the grants’ vesting period.

Grants of Restricted Shares

On October 25, 2006, we issued 2,000,000 shares of restricted stock to our principal shareholder under the 2000 stock plan in consideration for his personal indemnity of surety arrangements required for certain projects. The shares vested in full upon the date three years from the date of grant. At the time the shares were issued, the fair value was determined to be $3.41 per share. We recorded an expense of $2.3 million, $2.3 million and $1.9 million in 2007, 2008 and 2009, respectively, related to this award. This expense is included in salaries and benefits in our consolidated statements of income and comprehensive income.

Issuance of Warrants

As part of a financing agreement, we issued warrants to acquire 2,000,000 and 1,600,000 shares of common stock in 2001 and 2002. The warrants initially had a per share exercise price of $0.005 and $0.30, respectively; however the $0.30 per share exercise price was subsequently reduced to $0.005. The holders of the warrants are entitled to receive a proportionate share of any distributions made to holders of the common stock. The warrants expire on June 29, 2011 if unexercised.

During 2008, we repurchased 3,194,714 of these warrants at an average price of $2.505 per share, for a total price of $8.0 million. We recorded this transaction in additional paid-in capital and it is reflected in our consolidated balance sheets for 2008 and 2009.

Stock Option Grants

We have granted stock options to certain employees and directors under the 2000 stock plan. At March 31, 2010, 8,492,600 shares were available for grant under the 2000 stock plan.

Under the terms of the 2000 stock plan, all options expire if not exercised within ten years after the grant date. The options vest over five years, with 20% vesting at the end of the first year and five percent vesting every three months beginning one year after the grant date. If the employee ceases to be employed for any reason before vested options have been exercised, the employee generally has three months to exercise vested options or they are forfeited.

Effective January 1, 2006, we adopted the fair value recognition provisions of ASC 718 requiring that all stock-based payments to employees, including grants of employee stock options and modifications to existing stock options, be recognized in the consolidated statements of income and comprehensive income based on their fair values, using the prospective-transition method.

Effective with the adoption of ASC 718, we elected to use the Black-Scholes option pricing model to determine the weighted-average fair value of options granted.

The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The following table sets forth the significant assumptions used in the model during 2007, 2008 and 2009:

Year Ended December 31,
	2007	2008	2009

Future dividends	$ —	$ —	$ —
Risk-free interest rate	4.26-4.84%	2.90-5.07%	2.00-2.94%
Expected volatility	32-43%	48-54%	57-59%
Expected life	6.5 years	6.5 years	6.5 years

We will continue to use our judgment in evaluating the expected term, volatility and forfeiture rate related to our own stock-based compensation on a prospective basis, and incorporating these factors into the Black-Scholes pricing model. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. In addition, any changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period that the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in our consolidated financial statements. These expenses will affect our direct expenses, project development and marketing expenses, and salaries and benefits expense.

As of March 31, 2010 we had $6.3 million of total unrecognized stock-based compensation cost related to employee stock options. We expect to recognize this cost over a weighted-average period of 3.8 years after March 31, 2010. The allocation of this expense between direct expenses, project development and marketing expenses, and salaries and benefits expense will depend on the salaries and work assignments of the personnel holding these options.

Determination of Fair Value

We believe we have used reasonable methodologies and assumptions in determining the fair value of our common stock for financial reporting purposes. Our board of directors has historically estimated the fair value of our common stock. Because there has been no public market for our shares, our board of directors historically determined the fair value of our common stock based primarily on the market approach, together with a number of objective and subjective factors, including:

•	our results of operations and financial condition during the most recently completed period;

•	forecasts of our financial results and market conditions affecting our business; and

•	developments in our business

The market approach estimates the fair value of a company by applying market multiples of publicly-traded, or recently-acquired, firms in the same or similar lines of business to the results and projected results of the company being valued. In establishing exercise prices for our options, we followed a methodology designed to result in exercise prices that were not lower than, but could be higher than, the then fair value of our common stock. When choosing companies for use in the market approach, we focused on companies that provide energy efficiency services and have high rates of growth. To determine our enterprise value, we reviewed the multiple of market valuations of the comparable companies to their adjusted EBITDA for the prior fiscal year (based on publicly-available data), as well as the multiples of adjusted EBITDA for the prior fiscal year paid by us for our acquisitions. Based on this review, we established a market multiple which was generally higher than that of our comparable companies, and which we then applied to our own adjusted EBITDA for the prior fiscal year. To determine equity value, we added cash on hand at the end of the period and the cash from the pro forma exercise of stock options, and then subtracted senior corporate debt. The resulting value was divided by the number of common shares outstanding on a fully diluted basis to obtain the fair value per share of common stock. Typically, we performed a new valuation annually after completing our audited consolidated financial statements.

We used adjusted EBITDA in determining our enterprise value under the market approach because we believe that metric provides greater comparability than other metrics for the companies included in the analysis. We considered using net income, book value and cash flow; however, we found those metrics less meaningful than adjusted EBITDA due to varying levels of non-cash and non-operating income and expenses, and the effects of leverage, in the other companies’ financial statements. We believe adjusted EBITDA was the most meaningful financial metric for purposes of estimating the fair value of our common stock for financial statement reporting purposes because it is an unlevered measure of operating earnings potential before financing and certain other accounting decisions are considered. In addition to the use of the market approach to determine the enterprise value, we considered the discounted cash flow methodology to estimate the equity value in the goodwill impairment analysis discussed on page F-11. The resulting equity values obtained from the discounted cash flow methodology corroborated the results of the market approach used in our contemporaneous common stock valuations.

Since the beginning of 2007, we granted stock options with exercise prices as follows:

	Number of Shares of
	Common Stock
	Subject to Option	Exercise Price
Grant Date or Period	Grants	per Share

January 24, 2007	500,000	$3.41
July 25, 2007 to January 30, 2008	982,000	4.22
April 30, 2008 to January 28, 2009	248,000	6.055
July 22, 2009 to September 30, 2009	842,000	6.055
April 26, 2010	836,000	13.045

The analyses undertaken in determining the exercise prices for all option grants between January 24, 2007 and December 31, 2009 are summarized below.

Grants on January 24, 2007. On October 25, 2006, our board of directors established the exercise price per share of common stock at $3.41 per share. The market approach resulted in an enterprise value of $144.6 million, determined by applying the market multiple to our adjusted EBITDA for the year ended December 31, 2005. That value was increased by cash on hand totaling $10.5 million and reduced by debt of $11.8 million, for an equity value of $145.9 million. The equity value was divided by 42.8 million fully diluted shares outstanding to arrive at the estimated fair value per share.

Grants from July 25, 2007 to January 30, 2008. On July 25, 2007, our board of directors established the exercise price per share of common stock at $4.22 per share. The market approach resulted in an enterprise value of $157.9 million, determined by applying the market multiple to our adjusted EBITDA for the year ended December 31, 2006. That value was increased by cash on hand totaling $43.5 million and reduced by debt of $8.0 million, for an equity value of $195.3 million. The equity value was divided by 46.2 million fully diluted shares outstanding to arrive at the estimated fair value per share.

Grants from April 30, 2008 to January 28, 2009. On April 30, 2008, our board of directors established the exercise price per share of common stock at $6.055 per share. The market approach resulted in an enterprise value of $223.6 million, determined by applying the market multiple to our adjusted EBITDA for the year ended December 31, 2007. That value was increased by cash on hand totaling $43.5 million and reduced by debt of $8.0 million. In view of the increase in the number of options outstanding, we added the pro forma exercise cash value of the options, at a weighted-average exercise price of $1.995 per share, totaling $21.7 million. This resulted in an equity value of $280.7 million, which was divided by 46.4 million fully diluted shares outstanding to arrive at the estimated fair value per share.

Grants from July 22, 2009 to September 30, 2009. On July 22, 2009, our board of directors established the exercise price per share of common stock at $6.055 per share. Based on the methodology described above, our board would have decreased the value of a share of our common stock (from $6.055 to $5.66). However, the decrease was due primarily to higher corporate debt levels and a lower cash balance, which in our board’s view were the result primarily of the unprecedented economic conditions prevailing at that time. Our board, therefore, determined not to reduce its estimate of the fair value of the common stock and to maintain the value at $6.055 per share.

In March 2010, in connection with the preparation of our consolidated financial statements for the year ended December 31, 2009 and in preparing for our initial public offering, our board of directors decided to undertake a reassessment of the fair value of our common stock in 2007, 2008 and 2009. As a part of that reassessment, our board of directors took into account not only the factors it originally considered in determining fair value, but it also considered as of such dates:

•	the liquidation preferences of our preferred stock, including any financing and repurchase activities that may have occurred in the relevant period;

•	the illiquid nature of our common stock, including the opportunity and timing for any expected liquidity events;

•	our size and historical operating and financial performance, including our recent operating and financial projections as of each grant date;

•	our existing backlog;

•	important events in the development of our business; and

•	the market performance of a peer group comprised of selected publicly-traded companies we identified as being guidelines for us.

In performing this retrospective analysis, we reexamined and reapplied the market approach and also applied the current value method to allocate the equity to the various share classes as outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, which we refer to as the practice aid. We believe that the valuation methodologies used in the retrospective analysis are reasonable and consistent with the practice aid.

In applying the current value method, we considered the rights of our Series A convertible preferred stock, which we refer to as our Series A preferred stock, and which will be converted into shares of Class B common stock upon the closing of this offering. The calculated enterprise value as of each of the valuation dates was significantly higher than the cumulative liquidation preference of our Series A preferred stock of $3.2 million. We also determined that in each valuation date, the Series A preferred stock would receive a substantially higher per share value on an “as if” converted to common stock basis than by retaining its liquidation preference. Thus for the purposes of these valuations the total equity value was divided by the fully diluted shares outstanding in order to calculate the per share value of our common stock.

In connection with this retrospective analysis, in determining our enterprise value, our analysis also considered the calculated multiple of market valuations of the comparable companies to their next 12 months adjusted EBITDA, and applied this multiple to our own next 12 months projected adjusted EBITDA, in addition to considering the enterprise value to trailing 12 months adjusted EBITDA, with more weight placed on our projected EBITDA analysis than the historical adjusted EBITDA analysis. To determine equity value, we added cash on hand at the end of the period and the cash from the assumed pro forma exercise of in-the-money stock options, and then subtracted senior corporate debt. To allocate the equity, we considered the option pricing method from the practice aid. In connection with applying the option pricing method to value our common stock for these valuation dates, we determined that allocating the equity based on applying the option pricing method instead of the current value method in the contemporaneous valuations resulted in immaterial differences from the per share value calculated using the current value method.

Following this retrospective analysis, our board of directors determined that the fair value of our common stock remained as previously determined in 2007, 2008 and on January 28, 2009, and that the fair value was $9.00 per share on July 22, 2009 and $11.00 per share on September 25, 2009, as described below.

January 28, 2009 Fair Value Calculation. The fair value of our common stock as of January 28, 2009 was retrospectively determined to be $6.055 per share. In applying the market approach, our next 12 months projected adjusted EBITDA was primarily affected by the following factors:

•	continued challenges during 2008 in the U.S. economy and decreased valuations of comparable companies; and

•	concerns about liquidity during the upcoming fiscal quarters.

July 22, 2009 Fair Value Calculation. The fair value of our common stock as of July 22, 2009 was retrospectively determined to be $9.00 per share. The primary reason for the significant increase in the valuation of our common stock between January 28, 2009 and July 22, 2009 was the 11% increase in our next 12 months projected adjusted EBITDA between those two dates. Our projected adjusted EBITDA in July 2009 had increased significantly for the following reasons:

•	we were notified in March 2009 that the U.S. Department of Energy had lifted restrictions on its ability to enter into ESPCs, which permitted us to proceed with the execution of larger federal contracts;

•	in May 2009, we executed a contract for our large U.S. Department of Energy Savannah River Site renewable energy project; however, we had not yet secured the financing necessary to complete this project; and

•	improvement in general economic and market conditions in the first half of 2009.

The valuation of our common stock in July 2009 was also significantly affected by an increase, between January 2009 and July 2009, in the multiple of market valuations of comparable companies that we applied to our next 12 months projected adjusted EBITDA. The multiple we applied in this analysis in January 2009, derived from publicly available data on the comparable companies we used in the market approach, was eight. We increased the multiple we applied to ten in July 2009, due primarily to the improvement in the public equity markets during this period.

In addition, this determination took into account our expectation that we would undertake an initial public offering within one year.

September 25, 2009 Fair Value Calculation. The fair value of our common stock as of September 25, 2009 was retrospectively determined to be $11.00 per share. The primary reason for the increase in the valuation of our common stock between July 22, 2009 and September 25, 2009 was the 17% increase in our next 12 months projected adjusted EBITDA between those two dates. Our next 12 months projected adjusted EBITDA in September 2009 had increased from our next 12 months projected adjusted EBITDA in July 2009, for the following reasons:

•	our backlog under signed customer contracts increased from July 2009 to September 2009;

•	in August 2009, we secured the financing necessary to complete our large U.S. Department of Energy Savannah River Site renewable energy project, the contract for which had been executed in May 2009 but was subject to our securing that financing. Securing this financing represented a significant milestone for us, particularly in light of its size and the significant disruptions in the credit and capital markets in the preceding several years; and

•	improvement in general economic and market conditions in the third quarter of 2009.

The valuation of our common stock in September 2009 was also affected by an increase, between July 2009 and September 2009, in the multiple of market valuations of comparable companies that we applied to our next 12 months projected adjusted EBITDA. The multiple we applied in this analysis in July 2009, derived from publicly available data on the comparable companies we used in the market approach, was 10. We increased the multiple we applied to 11 in September 2009, due primarily to the improvement in the public equity markets during this period.

Our determination of fair market value in September 2009 also took into account our expectation that we would undertake an initial public offering within nine months.

We have incorporated the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted during the period from July through September 2009. The retrospective valuations generated per share fair values of common stock of $9.00 and $11.00, respectively, at July 22, 2009 and September 25, 2009. This resulted in intrinsic values of $2.945 and $4.945 per share, respectively, at each grant date.

April 26, 2010 Fair Value Calculation.  The fair value of our common stock as of April 26, 2010 was determined contemporaneously to be $13.045 per share. In determining this value, we employed the same methods and approaches used in the retrospective analyses described above. The primary reasons for the increase in the valuation of our common stock between September 25, 2009 and April 26, 2010 were:

•	a 30% increase in our next 12 months projected adjusted EBITDA between those two dates, due to growth in our backlog and several, previously-contracted, large efficiency and renewable energy projects entering major construction phases;

•	our expectation that we would conduct an initial public offering within the next three months; and

•	our preliminary estimates of our valuation for purposes of this offering.

Valuation models require the input of highly subjective assumptions. There are significant judgments and estimates inherent in the determination of these valuations. These judgments and estimates include assumptions regarding our future performance, the time to undertaking and completing an initial public offering or other liquidity event, as well as determinations of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net income and net income per share could have been significantly different. Additionally, because our capital stock prior to this offering had characteristics significantly different from that which will apply upon the closing of this offering, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable, single measure of fair value. The foregoing valuation methodologies are not the only valuation methodologies available and will not be used to value our Class A or Class B common stock once this offering is complete. We cannot make assurances regarding any particular valuation of our shares.

Internal Control Over Financial Reporting

We had a material weakness in our internal control over financial reporting in each of 2007, 2008 and 2009. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls. We do not currently have personnel with an appropriate level of knowledge, experience and training in the selection, application and implementation of GAAP as it relates to certain complex accounting issues, income taxes and SEC financial reporting requirements. This constitutes a material weakness, which we plan to remediate by hiring additional personnel with the requisite expertise. See “Risk Factors — We have a material weakness in our internal control over financial reporting. If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ and customers’ views of us.”

Results of Operations

Three Months Ended March 31, 2010 and 2009

Revenue

Total revenue. Total revenue increased by $32.2 million, or 43.9%, in the first quarter of 2010 compared to the first quarter of 2009 due to higher revenue from both energy efficiency and renewable energy.

Energy efficiency revenue. Energy efficiency revenue increased by $17.6 million, or 30.9%, in the first quarter of 2010 compared to the first quarter of 2009 due to an increase in the number of projects being installed for our municipal and other institutional customers.

Renewable energy revenue. Renewable energy revenue increased by $14.6 million, or 90.2%, in the first quarter of 2010 compared to the first quarter of 2009. The increase was primarily due to the greater number of renewable energy facilities being built by us for our customers. Construction volume of such plants increased by $12.5 million in the first quarter of 2010. Additionally, during the first quarter of 2010, we placed in service nine new facilities owned by us that sell to our customers electricity generated from LFG or solar energy or provide for delivery of LFG. Partially offsetting this increase in revenue was a decline in sales of PV systems and components as declining market prices and shifting demand continue to impact the market for these products.

Revenue from customers outside the United States, principally Canada, was $18.7 million in the first quarter of 2010 compared to $13.9 million in the first quarter of 2009.

Direct Expenses and Gross Profit

Total direct expenses. Direct expenses increased by $27.5 million, or 46.1%, in the first quarter of 2010 compared to the first quarter of 2009. Lower gross profit margins in the first quarter of 2010 caused direct expenses to increase at a greater rate than revenue.

Energy efficiency. Energy efficiency gross margin decreased to 16.5% in the first quarter of 2010 from 18.3% in the same period in 2009. The decrease was primarily due to our recognition of additional profit in the first quarter of 2009 on certain of our construction projects that we were able to complete at total costs below their construction budget.

Renewable energy. Renewable energy gross margin declined to 19.6% in the first quarter of 2010 from 20.0% in the first quarter of 2009 due to additional costs required to bring certain facilities for federal customers into operation.

Operating Expenses

Salaries and benefits. Salaries and benefits increased by $2.1 million, or 34.5%, in the first quarter of 2010 as compared with the first quarter of 2009. This was primarily due to the increased headcount necessary to manage our expectation of an increase in our business activity in fiscal 2010 and beyond.

Project development. Project development expenses increased by $0.4 million, or 14.3%, in the first quarter of 2010 compared to the first quarter of 2009. The higher expenses reflected our efforts to increase proposal activity and to finalize the contracts related to awarded projects.

General, administrative and other. General, administrative and other expenses increased by $0.3 million, or 7.8%, in first quarter of 2010 compared to the first quarter of 2009, as we incurred higher costs for office-related expenses, corporate franchise fees, and expenses related to the hiring of temporary employees.

Other Income (Expense)

Other income (expense) decreased by $0.8 million to a net expense of $0.9 million in the first quarter of 2010 from a net expense of $24,000 in the first quarter of 2009. The decrease was due primarily to changes in the unrealized loss on derivatives. The following table presents the changes in other income (expense) from the first quarter of 2009 to the first quarter of 2010:

	2009	2010
	(In thousands)

Unrealized gain (loss) from derivatives	$682	$(134)
Interest expense, net of interest income	(641)	(652)
Amortization of deferred financing costs	(65)	(70)

	$(24)	$(856)

Income Before Taxes

Income before taxes for the first quarter of 2010 increased to $1.7 million from $0.6 million for the first quarter of 2009. The increase was primarily due to higher gross profit, which was partially offset by increases in operating expenses and other net expenses.

Provision for Income Taxes

The provision for income taxes increased by $0.2 million to $0.4 million in the first quarter of 2010 from $0.2 million for the first quarter of 2009. The effective tax rate decreased to 25.2% for the first quarter of 2010 from 35.0% in the first quarter of 2009. The rate variance between the periods is due mainly to a change in permanent items from 2009 to 2010. The principal difference between the statutory rate and the effective rate was due to deductions permitted under Section 179(d) of the Code, which relate to the installation of certain energy efficiency equipment in federal, state, provincial and local government-owned buildings, as well as production tax credits to which we are entitled from the electricity generated by certain plants that we own.

Net Income

Net income increased by $0.9 million, or 206%, in the first quarter of 2010 to $1.3 million, compared to $0.4 million in the first quarter of 2009, due to higher pre-tax income, which was partially offset by an increase in the tax provision. Earnings per share in the first quarter of 2010 were $0.10 per basic share and $0.03 per diluted share, representing an increase of $0.06 and $0.02, respectively, from the first quarter of 2009. The weighted-average number of basic and diluted shares outstanding increased by 38.1% and 11.0%, respectively, as a result of the vesting of restricted shares, exercise of stock options, and the grant of new stock options.

Years Ended December 31, 2009, 2008 and 2007

Revenue

Total revenue. Total revenue increased by $32.6 million, or 8.3%, from 2008 to 2009, due primarily to an increase in energy efficiency revenue and, to a lesser extent, an increase in renewable energy revenue. Total revenue increased by $17.4 million, or 4.6%, from 2007 to 2008 due to an increase in renewable energy revenue, offset in part by a decrease in energy efficiency revenue.

Energy efficiency revenue. Energy efficiency revenue increased by $15.6 million, or 4.8%, from 2008 to 2009, due to an increase in the number of new projects for municipal and other institutional customers that commenced in late 2008 and continued through 2009. Revenue decreased by $20.9 million, or 6.0%, from 2007 to 2008, primarily because the size of our energy efficiency projects in the Canadian market decreased significantly from an unusually high level in 2007.

Renewable energy revenue. Renewable energy revenue increased by $17.1 million, or 24.1%, from 2008 to 2009, due mainly to an increase in the number of LFG and biomass facilities being built by us for federal agencies. Construction volume of such plants increased by $16.0 million from 2008 to 2009. Additionally, in 2009, we placed in service eight new plants owned by us that sell and deliver LFG, or electricity generated by LFG, to customers. Partially offsetting this increase in revenue was a decline in the sales of PV systems and components, primarily due to a decline in market prices of solar panels. In 2008, renewable energy revenue increased by $38.3 million, or 117.6% from 2007. The increase in 2008 was due primarily to increased sales of solar energy products and services, reflecting the first full year of sales from Southwestern Photovoltaic, Inc., or SWPV, which we acquired in May 2007. Also contributing to the increase in 2008, to a lesser extent, was an increase in revenue from the construction of biomass and LFG plants for federal agencies.

Revenue from customers outside the United States, principally Canada, was $86.9 million in 2009, compared with $87.2 million in 2008 and $100.4 million in 2007.

Direct Expenses and Gross Profit

Total direct expenses. Direct expenses increased by $30.2 million, or 9.5%, from 2008 to 2009, due to higher revenue. Lower profit margins caused direct expenses to increase at a greater rate than revenue. Direct expenses increased by $6.5 million, or 2.1%, from 2007 to 2008, due to the increase in revenue, but at a slower rate as profit margins improved during the year. Direct expenses generally increase or decrease as related revenue increases or decreases.

Energy efficiency. Energy efficiency gross margin decreased from 20.3% in 2008 to 17.2% in 2009, due primarily to cost overruns on several projects, as well as lower budgeted margins on certain Canadian projects. Energy efficiency gross margin increased from 17.4% in 2007 to 20.3% in 2008 due primarily to the recovery of a cost contingency for a project that was completed without requiring the use of such contingency and the recovery of a cost contingency relating to an O&M contract that was terminated as part of a settlement with a customer.

Renewable energy. Renewable energy gross margin increased from 15.9% in 2008 to 24.4% in 2009 as a result of the completion of seven new renewable energy plants, which typically have higher margins than PV products. Renewable energy gross margins decreased from 19.9% in 2007 to 15.9% in 2008 due primarily to a higher proportion of sales in 2008 represented by PV products.

Operating Expenses

Salaries and benefits. Salaries and benefits declined $2.0 million, or 6.7%, from 2008 to 2009, as a higher proportion of salaries and benefits was allocated to direct expense due to the increased utilization rates of our staff resulting from the higher volume of development and construction activity in 2009. Lower employee incentive payments also contributed to the decrease. Salaries and benefits increased from 2007 to 2008 by $4.4 million, or 17.0%, due primarily to the addition of personnel from the acquisition of SWPV and other staff additions.

Project development. Project development expenses declined $3.5 million, or 26.8%, from 2008 to 2009, and increased $5.0 million, or 62.6%, from 2007 to 2008. Our project development expenses were unusually high in 2008 as a result of a major marketing and rebranding initiative that we undertook and delays in projects due to the limited availability of financing for our customers. Expenses that we incurred during such delays are recorded as project development expenses rather than direct expenses.

General, administrative and other. General, administrative and other expenses increased $7.3 million, or 79.5%, from 2008 to 2009, and declined by $3.9 million, or 29.6%, from 2007 to 2008. In 2008, we recorded as a reduction to general, administrative and other expenses the sum of $5.8 million reflecting the recovery of a contingency that we had established in connection with our acquisition of Select Energy in 2006. Also in 2008, we incurred an additional $2.0 million of general, administrative and other expenses due to the first full year of operations of SWPV. In 2009, general, administrative and other expense included $2.2 million paid by us to settle a dispute with a competitor related to our PV business.

Other Income (Expense)

Other income (expense) increased from 2008 to 2009 by $6.7 million, from a net expense of $5.2 million to a net income of $1.6 million, due primarily to realized and unrealized gains from derivatives. In 2008, net expense increased by $2.0 million, or 65.3%, due to an increase in unrealized losses on derivatives and an increase in net interest expense. The following table shows the changes in other income (expense) from 2007 to 2008 and from 2008 to 2009:

	2007	2008	2009
	(In thousands)

Gain realized from derivative	$—	$—	$2,494
Unrealized (loss) gain from derivatives	(1,366)	(2,832)	2,264
Interest expense, net of interest income	(1,449)	(2,118)	(2,993)
Amortization of deferred financing costs	(323)	(238)	(202)

	$(3,138)	$(5,188)	$1,563

Income Before Taxes

Income before taxes increased from 2008 to 2009 by $7.4 million, or 37.8%, due to realized and unrealized gains on derivatives, partially offset by the $5.8 million contingency recovery in 2008. Adjusting for the effect of these items, income before taxes in 2009 would have increased by $6.0 million, or 36.4%, compared to 2008. Higher revenue and improving margins were the principal reasons for the improvement in the adjusted results.

Income before taxes increased from 2007 to 2008 by $3.2 million, or 19.9%, due to the contingency recovery described above, partially offset by unrealized losses on derivatives and higher depreciation charges.

Provision for Income Taxes

The provision for income taxes is based on various rates set by federal, state, provincial and local authorities and are affected by permanent and temporary differences between financial accounting and tax reporting requirements. Our statutory rate, which is a combined federal and state rate, has ranged between 36.1% and 41.3%. During 2009, we recognized income taxes of $6.9 million, or 25.8% of pretax income. The principal difference between the statutory rate and the effective rate was due to deductions permitted under Section 179(d) of the Code, which relate to the installation of certain energy efficiency equipment in federal, state, provincial and local government-owned buildings, as well as production tax credits to which we are entitled from the electricity generated by certain plants that we own. These energy efficiency tax benefits accounted for a $3.0 million reduction in the 2009 provision, or a reduction of 11.1 percentage points in the effective rate.

In 2008, the tax provision was $1.2 million, or 6.2% of pre-tax income, as we recognized benefits of the Section 179(d) deduction. These cumulative benefits, plus production tax credits for electricity generation, resulted in an $8.0 million reduction in the tax provision, and decreased our effective rate by 40.9 percentage points.

In 2007, the tax provision was $5.7 million, or 35.1% of pre-tax income. The difference between the statutory rate and our effective rate was due primarily to the energy efficiency preferences from the Section 179(d) deduction and production tax credits for electricity generation, resulting in an $1.2 million reduction in the tax provision, and a decrease in the effective rate by 7.5 percentage points.

Net Income

Net income increased in 2009 by $1.6 million, or 8.9%, due to higher pre-tax income, partially offset by an increase in the tax provision. Earnings per share in 2009 were $1.99 per basic share, and $0.61 per diluted share, representing an increase of $0.28, or 16.4%, and $0.07, or 13.2%, respectively. The weighted-average number of basic and diluted shares decreased by 6.4% and 3.8%, respectively, as a result of share repurchases.

Net income in 2008 was $18.3 million, compared with $10.5 million in 2007, an increase of $7.7 million, or 73.3%. The increase was a result of higher income before taxes, and a significantly lower tax provision. Earnings per share were $1.71 per basic share and $0.54 per diluted share in 2008, representing an increase of 80.0% and 91.4%, respectively, from 2007. The weighted-average number of basic and diluted shares outstanding decreased in 2008 by 4.0% and 9.5%, respectively, as a result of share, option and warrant repurchases.

Liquidity and Capital Resources

Sources of liquidity. Since inception, we have funded operations primarily through cash flow from operations and various forms of debt. We believe that available cash and cash equivalents and availability under our revolving senior secured credit facility, combined with our access to credit markets and the net proceeds from this offering, will be sufficient to fund our operations through 2011 and thereafter.

Capital expenditures. Our total capital expenditures were $22.8 million in 2007, $43.0 million in 2008, and $21.6 million in 2009, which is net of $12.9 million in Section 1603 rebates. Section 1603 of the American Recovery and Reinvestment Tax Act of 2009 authorized the U.S. Department of the Treasury to make payments to eligible persons who place in service specified energy property. This property would have been eligible for production tax credits under the Code, but we elected to forego such tax in exchange for the payment made under Section 1603. Additionally, we invested $10.8 million for an acquisition in 2007 and $0.7 million for an acquisition in 2009. We currently plan to make capital expenditures of approximately $30 million in 2010, principally for new renewable energy plants.

Cash flows from operating activities. Operating activities used $17.9 million of net cash during the three months ended March 31, 2010. During that period, we had net income of $1.3 million, which is net of non-cash compensation, depreciation, amortization, deferred income taxes, unrealized losses and other non-cash items totaling $4.1 million. Net decreases in accounts receivable and other assets provided another $4.3 million in cash. However, reductions in accounts payable and billings in excess of costs and estimated earnings used $27.6 million of cash. Changes in other liabilities provided the balance of net cash during the period.

Operating activities used $19.7 million of net cash during the three months ended March 31, 2009. During that period, we had net income of $0.4 million, which is net of non-cash compensation, depreciation, amortization, deferred income taxes, unrealized losses and other non-cash items totaling $5.1 million. Net decreases in accounts receivable and other assets provided another $2.4 million in cash. However, net reductions in accounts payable, billings in excess of costs and estimated earnings, and other liabilities used $27.6 million of cash.

Operating activities provided $45.3 million of net cash during 2009. In 2009, we had net income of $19.9 million, which is net of non-cash compensation, depreciation and amortization totaling $10.1 million, partially offset by a $2.3 million unrealized gain on derivatives. Increases in accounts payable and other liabilities contributed $36.7 million, and investment in federal projects used $52.9 million, in 2009. We also drew a total of $33.0 million in cash from restricted cash accounts maintained in connection with our federal ESPC and our renewable energy projects. We reflect restricted cash as an operating asset on our consolidated balance sheet and withdrawals from existing restricted cash accounts as cash flow from operations on our consolidated statements of cash flows. The creation of new restricted cash accounts is reflected as a decrease to cash flows from financing activities on our consolidated statements of cash flows. Certain of the cash generated from our federal ESPC receivable financing is held in restricted cash accounts to be used to pay for the cost of construction under our federal ESPCs. We withdrew $31.5 million in cash from these accounts during 2009. In addition, under the terms of our term loan agreements used to finance certain of our renewable energy projects, we are required to maintain restricted cash accounts to provide for operation and maintenance expenses incurred. We withdrew $1.5 million in cash from these accounts during 2009. Other changes in net assets and liabilities provided the balance of net cash during the year.

Operating activities provided $1.3 million of net cash during 2008. We had net income of $18.3 million which included non-cash compensation, depreciation and amortization totaling $6.7 million, impairments and write-downs totaling $4.8 million and a $2.8 million unrealized loss on derivatives. Net income also included a non-cash gain related to an acquisition of $5.9 million. Payments pursuant to O&M contracts decreased by $8.0 million due primarily to late customer remittances. Inventory and project development costs used $3.8 million and $3.6 million, respectively. We also drew a total of $25.5 million in cash from restricted cash accounts maintained in connection with our federal ESPC and our renewable energy projects. We reflect restricted cash as an operating asset on our consolidated balance sheet and withdrawals from existing restricted cash accounts as cash flow from operations on our consolidated statements of cash flows. The creation of new restricted cash accounts is reflected as a decrease to cash flows from financing activities on our consolidated statements of cash flows. Certain of the cash generated from our federal ESPC receivable financing is held in restricted cash accounts to be used to pay for the cost of construction under our federal ESPCs. We withdrew $23.5 million in cash from these accounts during 2008. In addition, under the terms of our term loan agreements used to finance certain of our renewable energy projects, we are required to maintain restricted cash accounts to provide for operation and maintenance expenses incurred. We withdrew $2.0 million in cash from these accounts during 2008. Other changes in net assets and liabilities provided the balance of net cash during the year.

Operating activities provided $30.3 million of net cash during 2007. We had net income of $10.5 million which included non-cash compensation, depreciation and amortization totaling $6.6 million, a $2.0 million asset write-down and a $1.4 million unrealized loss from a derivative. Net income also included a non-cash gain related to a securitization of $2.3 million. Activity related to federal projects contributed $11.4 million of cash and changes in net assets and liabilities used $3.9 million of net cash during the year.

Cash flows from investing activities. Cash used for investing activities during the three months ended March 31, 2010 totaled $6.3 million and consisted of capital investments of $5.9 million related to the development of renewable energy plants. Other investments related to leasehold improvements and office equipment.

Cash used for investing activities during the three months ended March 31, 2009 totaled $9.9 million and consisted of capital investments of $9.5 million related to the development of renewable energy plants. Other investments were related to leasehold improvements and office equipment.

Cash flows from investing activities primarily relate to capital expenditures to support our growth.

Cash used in investing activities totaled $22.3 million during 2009 and consisted of capital expenditures of $21.6 million, primarily related to the development of renewable energy plants. This amount was net of $12.9 million of Section 1603 rebates. Also, $0.7 million of cash was used for an acquisition.

Cash used in investing activities totaled $43.0 million during 2008 and consisted solely of capital expenditures primarily for development of renewable energy plants.

Cash used in investing activities totaled $33.6 million during 2007 and consisted of capital expenditures of $22.8 million, primarily related to the development of renewable energy plants. Also, $10.8 million of cash was used for an acquisition.

Cash flows from financing activities. Net cash used in financing activities during the three months ended March 31, 2010 totaled $0.01 million. We increased certain restricted cash accounts by $4.3 million to meet terms of our loan agreements, and repaid $1.3 million of long-term project debt. Additionally, we paid $0.2 million in financing related fees. Partially offsetting those payments were net draws on our revolving credit facility totaling $5.0 million and proceeds from long-term debt financing arrangements of $0.8 million.

Cash flows provided by financing activities during the three months ended March 31, 2009 totaled $18.6 million. Proceeds from a long-term debt financing arrangement and net draws on our credit facility were $15.1 million and $5.9 million, respectively. Partially offsetting those proceeds were $1.2 million used to pay down long-term debt, $0.9 million to repurchase outstanding shares from an employee, $0.2 million to meet a restricted cash requirement, and $0.1 million for financing-related fees.

Cash flows provided by financing activities totaled $4.1 million during 2009 and included proceeds, net of financing costs, of $25.4 million from a construction and term loan facility provided by a bank. These proceeds were offset by repayments of $14.6 million on our revolving senior secured credit facility, repayments of $3.6 million on other long-term debt and payments of $3.1 million into restricted cash accounts which we are required to maintain under the terms of our term loan agreements used to finance certain of our renewable energy projects to provide for operation and maintenance expenses incurred in connection with such projects.

Cash flows provided by financing activities totaled $22.2 million during 2008 and included proceeds of $34.5 million from our revolving senior secured credit facility and proceeds from project finance debt of $9.3 million. These proceeds were partially offset by repayments of $2.5 million on long-term debt, $2.9 million of project debt, $0.9 million in financing fees, $12.9 million for the repurchase of stock and warrants and payments of $2.4 million into restricted cash accounts which we are required to maintain under the terms of our term loan agreements used to finance certain of our renewable energy projects to provide for operation and maintenance expenses incurred in connection with such projects.

Cash flows used in financing activities totaled $3.2 million during 2007, primarily related to the repayment of long-term debt of $4.4 million, repayment of senior debt of $2.5 million and the repurchase of employee stock and options of $2.5 million, partially offset by $6.2 million of proceeds from project financing.

Subordinated Note

In connection with the organization of Ameresco, on May 17, 2000, we issued a subordinated note to our principal stockholder in the amount of $3.0 million. The subordinated note bears interest at the rate of 10.00% per annum, payable monthly in arrears, and is subordinate to our revolving senior secured credit facility. The subordinated note is payable upon demand. We incurred $0.3 million of interest related to the subordinated note during each of 2007, 2008 and 2009. We will repay in full the outstanding principal balance of, and all accrued but unpaid interest on, the note out of the proceeds of this offering.

Revolving Senior Secured Credit Facility

On June 10, 2008, we entered into a credit and security agreement with Bank of America, consisting of a $50 million revolving facility. The agreement requires us to pay monthly interest at various rates in arrears, based on the amount outstanding. This facility has a maturity date of June 30, 2011. The facility is secured by a lien on all of our assets other than renewable energy projects that we own that were financed by others, and limits our ability to enter into other financing arrangements. Availability under the facility is based on two times our EBITDA for the preceding four quarters, and we are required to maintain a minimum EBITDA of $20 million on a rolling four-quarter basis and a minimum level of tangible net worth. The full line of credit, less outstanding amounts, was available to us as of March 31, 2010. As of March 31, 2010, there was $24.9 million in principal outstanding under the facility. There was $34.5 million and $19.9 million in principal outstanding under the facility as of December 31, 2008 and 2009, respectively.

Project Financing

Construction and Term Loans. We have entered into a number of construction and term loan agreements for the purpose of constructing and owning certain renewable energy plants. The physical assets and the operating agreements related to the renewable energy plants are owned by wholly-owned, single member special purpose subsidiaries. These construction and term loans are structured as project financings made directly to a subsidiary, and upon acceptance of a project, the related construction loan converts into a term loan. While we are required under GAAP to reflect these loans as liabilities on our consolidated balance sheet, they are nonrecourse and not direct obligations of Ameresco, Inc. As of March 31, 2010, we had outstanding $58.0 million in aggregate principal amount under these loans, bearing interest at rates ranging from 6.9% to 8.7% and maturing at various dates from 2014 to 2025. As of December 31, 2009, we had outstanding $58.4 million in aggregate principal amount under these loans, bearing interest at rates ranging from 6.9% to 8.7% and maturing at various dates from 2014 to 2021. As of March 31, 2010 and December 31, 2009, a term loan in the amount of $5.0 million and $5.4 million, respectively, was in default as a result of the bankruptcy of the customer for the energy output of the plant financed by the loan. This customer has emerged from bankruptcy, confirmed its obligations to our subsidiary and made all back payments together with interest. We are currently seeking to refinance this loan to cure the default.

Federal ESPC Receivable Financing. We have arrangements with certain lenders to provide advances to us during the construction or installation of projects for certain customers, typically federal governmental entities, in exchange for our assignment to the lenders of our rights to the long-term receivables arising from the ESPCs related to such projects. These financings totaled $57.3 million and $32.6 million in principal amount at March 31, 2010 and December 31, 2009, respectively. Under the terms of these financing arrangements, we are required to complete the construction or installation of the project in accordance with the contract with our customer, and the debt remains on our consolidated balance sheet until the completed project is accepted by the customer.

Our revolving senior secured credit facility and construction and term loan agreements require us to comply with a variety of financial and operational covenants. As of March 31, 2010, except as noted above in “— Construction and Term Loans” with respect to the $5.0 million term loan that was in default due to the bankruptcy of the customer that purchases the energy output of the plant financed by the loan, we were in compliance with all of our financial and operational covenants. In addition, we do not consider it likely that we will fail to comply with these covenants during the term of these agreements.

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of March 31, 2010:

	Payments due by Period
		Less than	One to	Three to	More than
	Total	One Year	Three Years	Five Years	Five Years
	(In thousands)

Revolving senior secured credit facility(1)	$24,932	$—	$24,932	$—	$—
Term loans	57,925	11,800	9,711	6,894	29,520
Federal ESPC receivable financing(2)	57,258	3,419	53,839	—	—
Interest obligations(3)	23,101	3,851	6,405	4,405	8,440
Operating leases	7,404	1,482	2,643	1,611	1,668

Total	$170,620	$20,552	$97,530	$12,910	$39,628

(1)	For our revolving senior secured credit facility, the table above assumes that the variable interest rate in effect as of March 31, 2010 remains constant for the term of the facility.

(2)	Federal ESPC receivable financing arrangements relate to the installation and construction of projects for certain customers, typically federal governmental entities, where we assign to the lenders our right to customer receivables. We are relieved of the financing liability when the project is completed and accepted by the customer.

(3)	The table does not include, for our federal ESPC receivable financing arrangements, the difference between the aggregate amount of the long-term customer receivables sold by us to the lender and the amount received by us from the lender for such sale.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheet.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through fixed and variable rate debt instruments and denominate our transactions in U.S. and Canadian dollars. Changes in these rates may have an impact on future cash flows and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

Interest Rate Risk

We had cash and cash equivalents totaling $24.4 million as of March 31, 2010, $47.9 million as of December 31, 2009, $18.1 million as of December 31, 2008, and $40.9 million as of December 31, 2007. Our exposure to interest rate risk primarily relates to the interest expense paid on our senior secured credit facility.

Derivative Instruments

We do not enter into financial instruments for trading or speculative purposes. However, through our subsidiaries we do enter into derivative instruments for purposes other than trading purposes. Certain of the term loans that we use to finance our renewable energy projects bear variable interest rates that are indexed to short-term market rates. We have entered into interest rate swaps in connection with these term loans in order to seek to hedge our exposure to adverse changes in the applicable short-term market rate. In some instances, the conditions of our renewable energy project term loans require us to enter into interest rate swap agreements in order to mitigate our exposure to adverse movements in market interest rates. The interest rate swaps that we have entered into qualify, but have not been designated, as fair value hedges.

By using derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating.

Our exposure to market interest rate risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

Foreign Currency Risk

As a result of our operations in Canada, we have significant expenses, assets and liabilities that are denominated in a foreign currency. Also, a significant number of employees are located in Canada and we transact a significant amount of business in Canadian currency. Consequently, we have determined that Canadian currency is the functional currency for our Canadian operations. When we consolidate the operations of our Canadian subsidiary into our financial results, because we report our results in U.S. dollars, we are required to translate the financial results and position of our Canadian subsidiary from Canadian currency into U.S. dollars. We translate the revenues, expenses, gains, and losses from our Canadian subsidiary into U.S. dollars using a weighted average exchange rate for the applicable fiscal period. We translate the assets and liabilities of our Canadian subsidiary into U.S. dollars at the exchange rate in effect at the applicable balance sheet date. Translation adjustments are not included in determining net income for the period but are disclosed and accumulated in a separate component of consolidated equity until sale or until a complete or substantially complete liquidation of the net investment in our Canadian subsidiary takes place. Changes in the values of these items from one period to the next which result from exchange rate fluctuations are recorded in our consolidated statements of changes in stockholders’ equity as accumulated other comprehensive income (loss). During the three months ended March 31, 2010 and December 31, 2009, due to changes in the U.S.-Canadian exchange rate that were favorable to the value of the Canadian dollar versus the U.S. dollar, our foreign currency translation resulted in a gain of $1.0 million and $3.5 million, respectively, which we recorded as an increase in accumulated other comprehensive income.

As a consequence, gross profit, operating results, profitability and cash flows are impacted by relative changes in the value of the Canadian dollar. We have not repatriated earnings from our Canadian subsidiary, but have elected to invest in new business opportunities there. We do not hedge our exposure to foreign currency exchange risk.

Recent Accounting Pronouncements

Codification. In 2009, the Financial Accounting Standards Board, or FASB, issued an accounting pronouncement establishing the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009 for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. We adopted this new accounting pronouncement during 2009, and it did not have a material impact on our consolidated financial statements.

Subsequent Events. In May 2009, the FASB issued guidance on subsequent events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We adopted the guidance during 2009, and it did not have a material impact on our consolidated financial statements.

Fair Value Measurement. In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance has new requirements for disclosures related to recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in a rollforward reconciliation of Level 3 fair-value measurements. This guidance is effective for the first reporting period beginning after December 15, 2009, and, as a result, it was effective for us beginning on January 1, 2010. The Level 3 reconciliation disclosures are effective for fiscal years beginning after December 15, 2010, which will be effective for us for the year ending December 31, 2011. We do not expect our adoption of this guidance to have a material impact on our consolidated financial statements.

On January 1, 2007, we adopted the related guidance for fair value measurements. The guidance defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. In addition, in 2009, we adopted fair value measurements for all of our non-financial assets and non-financial liabilities, except for those recognized at fair value in our consolidated financial statements at least annually. These assets include goodwill and long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities initially measured at fair value in a business combination. Our adoption of this guidance did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued guidance related to revenue arrangements with multiple deliverables as codified in ASC 605, Revenue Recognition, or ASC 605. ASC 605 provides greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate arrangement considerations, therefore eliminating the use of the residual method of accounting. ASC 605 will be effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Earlier application is permitted. We do not expect our adoption of this guidance will have a material effect on our consolidated financial statements.

BUSINESS

Company Overview

Ameresco is a leading provider of energy efficiency solutions for facilities throughout North America. Our solutions enable customers to reduce their energy consumption, lower their operating and maintenance costs and realize environmental benefits. Our comprehensive set of services addresses almost all aspects of purchasing and using energy within a facility. Our services include upgrades to a facility’s energy infrastructure and the construction and operation of small-scale renewable energy plants. As one of the few large, independent energy efficiency service providers, we are able to objectively select and provide the products and technologies best suited for a customer’s needs. Having grown from four offices in three states in 2001 to 54 offices in 29 states and four Canadian provinces in 2010, we now combine a North American footprint with strong local operations, which enable us to remain close to our customers and serve them effectively. We believe that we are a leading provider of energy efficiency solutions for facilities throughout North America based on having secured more than 30% of the projects awarded from October 1, 2008 through February 2010 under U.S. Department of Energy programs related to energy savings performance contracts, as well as our belief based on our own internal analyses and on third-party analyst reports that, by revenue, we are among the top ten North American energy services companies/energy consultants.

The market for energy efficiency services has grown significantly, driven largely by rising and volatile energy prices, advances in energy efficiency and renewable energy technologies, governmental support for energy efficiency and renewable energy programs and growing customer awareness of energy costs and environmental issues. End-users and governmental agencies are increasingly viewing energy efficiency measures as a cost-effective solution for saving energy, renewing aging facility infrastructure and reducing harmful emissions.

Our principal service is the development, design, engineering and installation of projects that reduce the energy and O&M costs of our customers’ facilities. These projects typically include a variety of measures customized for the facility and designed to improve the efficiency of major building systems, such as heating, ventilation, air conditioning and lighting systems. We typically commit to customers that our energy efficiency projects will satisfy agreed-upon performance standards upon installation or achieve specified increases in energy efficiency. In most cases, the forecasted lifetime energy and operating cost savings of the energy efficiency measures we install will defray all or almost all of the cost of such measures. In many cases, we assist customers in obtaining third-party financing for the cost of constructing the facility improvements, resulting in little or no upfront capital expenditure by the customer. After a project is complete, we may operate, maintain and repair the customer’s energy systems under a multi-year O&M contract, which provides us with recurring revenue and visibility into the customer’s evolving needs.

We also serve certain customers by developing and building small-scale renewable energy plants located at or close to a customer’s site. Depending on the customer’s preference, we will either retain ownership of the completed plant or build it for the customer. Most of our plants have to date been constructed adjacent to landfills and use LFG to generate energy. Our largest renewable energy plant is currently under construction and will use biomass as the source of energy. In the case of the plants that we own, the electricity, thermal energy or processed LFG generated by the plant is sold under a long-term supply contract with the customer, which is typically a utility, municipality, industrial facility or other large purchaser of energy. We also sell and install PV panels and integrated PV systems that convert solar energy to power. By enabling our customers to procure renewable sources of energy, we help them reduce or stabilize their energy costs, as well as realize environmental benefits.

We provide our services primarily to governmental, educational, utility, healthcare and other institutional, commercial and industrial entities. Since our inception in 2000, we have served more than 2,000 customers.

Our revenue has increased from $20.9 million in 2001, our first full year of operations, to $428.5 million in 2009. We achieved profitability in 2002 and have been profitable every year since then.

As of December 31, 2009, we had backlog of approximately $590 million in future revenue under signed customer contracts for the installation or construction of projects, which we expect to be recognized over the period from 2010 to 2013, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $700 million over the same period. As of December 31, 2008, we had backlog of approximately $263 million in future revenue under signed customer contracts for the installation or construction of projects, which we expected to be recognized over the period from 2009 to 2011, and we had been awarded, but not yet signed customer contracts for, projects with estimated total future revenue of an additional $939 million over the period from 2009 to 2013. We also expect to realize recurring revenue both under long-term O&M contracts and under energy supply contracts for renewable energy plants that we own. See “Risk Factors — We may not recognize all revenue from our backlog or receive all payments anticipated under awarded projects and customer contracts.”

Industry Overview

Energy efficiency companies, sometimes referred to as energy services companies, or ESCOs, develop, install and arrange financing for projects designed to improve the energy efficiency of buildings and other facilities. Typical products and services offered by energy efficiency companies include boiler and chiller replacement, HVAC upgrades, lighting retrofits, equipment installations, on-site cogeneration, renewable energy plants, load management, energy procurement, rate analysis, risk management and billing administration. Energy efficiency companies often offer their products and services through ESPCs. Under these contracts, energy efficiency companies assume certain responsibilities for the performance of the installed measures, under assumed conditions, for a portion of the project’s economic lifetime.

Energy Efficiency

The market for energy efficiency services has grown significantly, driven largely by rising and volatile energy prices, advances in energy efficiency and renewable energy technologies, governmental support for energy efficiency and renewable energy programs and growing customer awareness of energy and environmental issues. End-users, utilities and governmental agencies are increasingly viewing energy efficiency measures as a cost-effective solution for saving energy, renewing aging facility infrastructure and reducing harmful emissions.

According to a 2008 Frost & Sullivan report, as shown in the table below, activity by ESCOs in the North American market for energy management services, including energy efficiency, demand response and other services, grew at a compound annual growth rate, or CAGR, of 22% from 2004 through 2008, with the estimated size of the market reaching more than $5 billion in 2008:

In a 2009 report, McKinsey & Company estimated that energy savings worth $1.2 trillion are available if the full amount of economically viable and commercially available energy efficiency potential is implemented in the United States through 2020, which would require upfront investment of $520 billion.

In 2008, Frost & Sullivan estimated that government and institutional facilities accounted for approximately 60% of energy management services revenue, with commercial and industrial customers accounting for 32% of the market and residential customers accounting for the balance. While we expect these existing U.S. markets will continue to grow, we also believe that the international markets provide opportunities for significant additional growth. For example, Frost & Sullivan in its 2008 report estimated that the spending for energy efficiency measures outside North America will reach approximately $216 billion over the ensuing four to five years.

The U.S. federal government has over the past decade significantly increased its interest in and spending on energy efficiency measures. Legislation authorizing federal agencies to enter into ESPCs was originally passed in 1992, and in 2007, three years after the sunset of the original legislation, Congress passed new ESPC legislation without a sunset provision. As of the end of 2009, ESPCs have been awarded by 19 different federal agencies and departments in 48 states, resulting in more than 485 federal energy efficiency projects cumulatively worth $2.7 billion. In December 2008, the U.S. Department of Energy awarded new IDIQ contracts that permit 16 companies to propose and procure ESPCs with federal agencies. Of these 16 companies, only two are independent companies not affiliated with an equipment manufacturer, utility or fuel company.

There are three principal types of energy efficiency companies:

•	Independent Energy Services Companies — Energy efficiency companies not associated with an equipment manufacturer, utility or fuel company. Most of these companies are small and focus either on a specific geography or specific customer base.

•	Utility-Affiliated Energy Services Companies — Companies owned by regulated North American utilities, many of which were traditionally focused on the service territories of their affiliated utilities. Many of these companies have since expanded their geographical markets. Examples include Constellation Energy Projects and Services and ConEdison Solutions.

•	Equipment Manufacturers — Companies owned by building equipment or controls manufacturers. Many of these companies have a national presence through an extensive network of branch offices. Examples include Honeywell, Johnson Controls and Siemens.

Renewable Energy

Utilities and large purchasers of energy are increasingly seeking to use renewable sources of energy, such as LFG, wind, biomass, geothermal and solar, to reduce or stabilize their energy costs, meet regulatory mandates for use of renewable energy, diversify their fuel sources and realize environmental benefits, such as the reduction of greenhouse gas emissions.

According to the International Energy Agency, utilities worldwide are expected to increase their overall renewable generation capacity as a percentage of their overall capacity from less than four percent in 2007 to 13% in 2030.

Industry Trends

We believe the following trends and developments are driving the growth of our industry.

•	Rising and Volatile Energy Prices. Over the past decade, energy-linked commodity prices, including oil, gas, coal and electricity, have all increased and exhibited significant volatility. From 1999 to 2009, average U.S. retail electricity prices have increased by more than 50%. Over an 18-month period from January 2007 to July 2008, oil prices increased by almost 200%. According to the U.S. Energy Information Administration, or EIA, oil prices are expected to increase by approximately 115% from 2009 to 2035 and electricity prices are expected to increase by approximately six percent annually over the same time period. We believe that rising energy prices combined with significant volatility have resulted in growing demand for energy efficiency measures that reduce energy usage and for sources of renewable energy that can stabilize energy costs.

•	Potential of Energy Efficiency Measures to Significantly Reduce Energy Consumption. According to the EIA, U.S. energy demand is expected to increase nearly twofold from 2010 to 2035 in the absence of any improvements in energy efficiency, but the implementation of energy efficiency measures can significantly reduce energy consumption, as shown below:

Total U.S. Energy Consumption

According to a July 2009 report by McKinsey & Company, economically viable and commercially available energy efficiency measures, if fully implemented, have the potential to save more than one trillion kWh of electricity, or 23% of overall U.S. demand, by 2020.

•	Aging and Inefficient Facility Infrastructure. Many organizations continue to operate with an energy infrastructure that is significantly less efficient and cost-effective than that now available through more advanced technologies applied to lighting, heating, cooling and other building systems. As these organizations explore alternatives for renewing their aging facilities, they often identify multiple areas within their facilities that could benefit from the implementation of energy efficiency measures, including the possible use of renewable sources of energy. According to a July 2009 report by McKinsey & Company, increased energy efficiency through facility renewal of government buildings, community infrastructure and existing homes in the United States represents a $76 billion market opportunity through 2020, and could result in energy savings of $174 billion over the same period.

•	Increased Focus on Cost Reduction. The current economic environment has led many organizations to search for opportunities to reduce their operating costs. There has been a growing awareness that reduced energy consumption presents an opportunity for significant long-term savings in operating costs and that the installation of energy efficiency measures can be a cost-effective way to achieve such reductions.

•	Movement Toward Industry Consolidation. As energy efficiency solutions continue to increase in technological complexity and customers look for service providers that can offer broad geographic and product coverage, we believe smaller niche energy efficiency companies will continue to look for opportunities to combine with larger companies that can better serve their customers’ needs. In addition, we believe utilities will continue to consider divesting their energy management services divisions, in part because of the potential conflicts between the interests of an energy provider and the interests of a provider of energy efficiency services. Increased market presence and size of energy efficiency companies should, in turn, create greater customer awareness of the benefits of energy efficiency measures.

•	Increased Use of Third-Party Financing. Many organizations desire to use their existing sources of capital for core investments or do not have the internal capacity to finance improvements to their energy infrastructure. These organizations often require innovative structures to facilitate the financing of energy efficiency and renewable energy projects. Customers seeking to upgrade or renew their energy systems are increasingly seeking to enter into ESPCs or other creative arrangements that facilitate third-party financing for their projects.

•	Increasing Legislative Support and Initiatives. In the United States and Canada, federal, state, provincial and local governments have enacted and are considering legislation and regulations aimed at increasing energy efficiency, reducing greenhouse gas emissions and encouraging the expansion of renewable energy generation. Examples of such legislation and regulation are:

•	Federal. In 2007, the United States enacted the Energy Independence and Security Act which mandates that federal buildings reduce energy consumption by 30% by 2015 compared to their 2003 baseline and contains multiple provisions promoting long-term ESPCs. The U.S. Department of Energy also has a number of research, development, grant and financing programs — most notably the DOE Loan Guarantee Program — to encourage energy efficiency and renewable energy. Additionally, the United States has adopted federal incentives for renewable energy, including the production tax credit, investment tax credit and accelerated depreciation.

•	States. At the U.S. state level, significant measures to support energy efficiency and renewable energy have been implemented, including as of December 31, 2009, the following:

•	20 states have adopted energy efficiency resource standards, or EERS, and long-term energy savings targets for utilities.

•	29 U.S. states and the District of Columbia have renewable portfolio standards, or RPS, in place, and six states have renewable portfolio goals.

•	14 states have passed legislation enabling a new financing mechanism known as Property Assessed Clean Energy (PACE) Bonds. The bonds provide funds that can be used by commercial and residential property owners to finance efficiency measures and small-scale renewable energy systems.

•	The U.S. Senate and House of Representatives have passed various forms of EERS and RPS legislation and, if enacted, all 50 states would have additional incentives to support energy efficiency and renewable energy.

•	Canada. The federal, provincial and local governments have also provided incentives for the development of energy efficiency and renewable energy projects, and facility renewal. In 2010, the federal government announced its 2020 greenhouse gas emissions reduction target under the Copenhagen Accord, a 17% reduction from 2005 levels, subject to adjustment to remain consistent with the U.S. target. In 2009, Ontario and Quebec both passed enabling legislation to establish cap-and-trade programs, which aim at reducing emissions by 15% below 1990 levels by 2020 and 20% by 2020, respectively. Ontario also passed the Green Energy and Green Economy Act in May 2009 to expand renewable energy production, encourage energy conservation and create green jobs. The act established a feed-in tariff program with pricing incentives to encourage the development of renewable energy. Similarly, British Columbia has also passed enabling legislation to establish a cap-and-trade program and a greenhouse gas reduction target of at least 33% below 2007 levels by 2020. Under the federal Economic Action Plan, the federal government has committed to multi-year expenditures of $4 billion for new infrastructure funding, and has established program funds of $1 billion for sustainable energy and other green projects and $2 billion to repair, retrofit and expand facilities at post-secondary institutions.

•	Economic Stimuli. Governments worldwide have allocated significant portions of economic stimuli to clean energy. The American Recovery and Reinvestment Act of 2009 allocated $67 billion to promote clean energy, energy efficiency and advanced vehicles. Additionally, the Emergency Economic Stabilization Act instituted a grant program that provides cash in lieu of the investment tax credit for eligible renewable energy generation sources which commence construction in 2010.

These trends and developments are contributing to the growth of the market for energy efficiency and renewable energy solutions and create opportunities for energy efficiency companies that can provide the comprehensive range of services and deep level of expertise necessary to cost-effectively meet customers’ energy and facility renewal needs.

The Ameresco Solution

Ameresco’s solutions enable customers to increase energy efficiency, reduce costs and realize environmental benefits. Our comprehensive set of services addresses almost all aspects of purchasing and using energy within a facility. We have significant in-house expertise in identifying, designing and installing the improvements necessary to enhance the energy efficiency of a facility. As an independent company unaffiliated with any specific equipment manufacturer or utility, we have the freedom and flexibility to be objective in selecting, purchasing and integrating the particular systems best suited for a facility’s infrastructure.

We can reduce our customers’ energy costs in several ways. The energy efficiency measures that we design, install and manage, such as boilers, chillers, lighting systems and control systems, can reduce the usage of energy and water, thereby significantly reducing operating costs. By upgrading aging facilities, we can also significantly reduce ongoing O&M costs. In addition, customers buying energy from our renewable energy plants can reduce or stabilize their energy prices under 10- to 20-year supply contracts with us. We also sell and install equipment, such as solar energy products, that enable customers to benefit from federal and state tax credits and other governmental incentives.

Most customers undertaking an energy efficiency project desire to minimize their upfront costs and overall cost of system ownership. We assist customers in achieving their economic objectives by helping to arrange third-party financing, which often results in little or no upfront capital expenditure by the customer. By committing that our energy efficiency measures will achieve specified performance standards upon installation or specified increases in energy efficiency over a multi-year period, we enable our customers to reduce the risk that the systems we install will not achieve forecasted energy usage savings. In most cases, the forecasted lifetime savings of the energy efficiency measures we install will defray all or almost all of the cost of such measures. For customers desiring to procure renewable energy sources, we provide financing flexibility by offering either to build a small-scale renewable energy plant that will be owned and financed by the customer itself or to build and finance a plant that we will own and that will supply energy or gas to the customer under a long-term contract.

Our solutions also assist our customers in achieving their environmental goals and, in the case of governmental customers, complying with federal and state energy efficiency and emission reduction mandates. Our energy efficiency improvements enable customers to achieve environmental benefits both by reducing their energy and water usage and by reducing their reliance on conventional energy sources. Customers procuring electricity, thermal energy or processed gas from the renewable energy plants that we construct can further reduce their emissions of greenhouse gases and other pollutants.

Our Competitive Strengths

We believe our competitive strengths include the following:

•	One-Stop, Comprehensive Service Provider. We offer our customers expertise in addressing almost all aspects of purchasing and using energy within a facility. Our experienced project development and engineering staff provide us with the capability and flexibility to determine the combination of energy efficiency measures that is best suited to achieve the customer’s energy efficiency and environmental goals. Our solutions range from smaller projects, such as a lighting system retrofit, to larger and more complex projects comprising new heating, cooling and electrical infrastructure, solar panels and a small-scale renewable energy plant serving multiple buildings.

•	Independence. We are an independent company with no affiliation to any equipment manufacturer, utility or fuel company. Unlike affiliated service companies, we have the freedom and flexibility to be objective in selecting particular products and technologies available from different manufacturers. By bundling components from multiple sources, we can optimize our solution for customers’ particular needs. In addition, we can leverage the high volume of equipment purchases that originate across our North American operations to obtain attractive pricing terms that enable us to provide cost-effective solutions to our customers.

•	Strong Customer Relationships. We have served over 2,000 customers since our inception, including over 1,000 customers in 2009. The sales, design and construction process for energy efficiency and renewable energy projects typically takes from 12 to 36 months, during which time our engineers work closely with the customer to ensure a successful installation. For certain projects, we enter into a multi-year O&M contract under which we have personnel on-site monitoring and controlling the customer’s energy systems. Our services include helping customers procure energy and managing their utility bill payment processes. All of these design, engineering and support activities foster a close relationship with our customers, which positions us to identify their future needs and provide additional services to them. For example, for a single federal facility, we have completed three separate projects over the period from 2005 to 2009.

•	Creative Solutions. We seek to provide innovative solutions to meet our customers’ energy efficiency, facility renewal and environmental goals. Our engineering staff has expertise in a broad range of technologies and energy savings strategies encompassing different types of electrical, heating, cooling, lighting, water, renewable energy, and other facility infrastructure systems. We are constantly seeking to identify new services, products and technologies that can be incorporated into our energy efficiency and renewable energy solutions to enhance their performance. We apply this expertise to design and engineer innovative solutions customized to meet the specific needs of each client. We also have an internal structured finance team that is skilled and experienced in arranging third-party financing for our customers’ projects.

•	Strong National and Local Presence. We have a nationwide presence in both the United States and Canada and serve certain of our customers in European locations. We maintain a centralized staff of engineering, financial and legal personnel at our headquarters in Massachusetts, who provide support to our seven regional offices and 46 other field offices located throughout the United States and Canada. We leverage our centralized resources and local offices by sharing experiences and best practices across the offices. We are able to maintain an entrepreneurial approach toward our customers by delegating significant responsibility to our regional offices and making them accountable for their own operational and financial performance. We believe that our organizational structure enables us to be fast, flexible and cost-effective in responding to our customers’ needs.

•	Experienced Management and Operations Team. Our executive officers have an aggregate of over 150 years of experience in the energy efficiency field. Some have worked together for over 15 years and most have worked together at Ameresco for over five years. In addition, we have accumulated significant in-house expertise in our sales, engineering, financing, legal, construction and operations functions. As of March 31, 2010, we employed over 200 engineers, whose experience with respect to fuels, rates, technologies and geography-specific regulation and economic benefits enables us to propose and design energy efficiency solutions that take into account the economic, technological, environmental and regulatory considerations that we believe underlie the cost efficiencies and operational success of a project. Many of our employees were previously employed by utilities, construction companies, financial institutions, engineering firms, consultancies and government agencies, which provides them with specialized experience in solving problems and creating value for our customers.

•	Federal and State Qualifications. The federal governmental program under which federal agencies and departments can enter into ESPCs requires that energy service providers have a track record in the industry and meet other specified qualifications. Over 20 states require similar qualifications to do business with state agencies and, in certain cases, with other governmental agencies in the state. In 2008, we renewed our IDIQ qualification under the U.S. Department of Energy program for ESPCs, and we are currently qualified to enter into ESPCs in most states that require qualification. Our projects accounted for almost half of the total dollar amount of published task orders issued under the Department of Energy’s IDIQ program for ESPCs in fiscal 2009. The scope of our qualifications provides us with the opportunity to continue to grow our business with federal, state and other governmental customers and differentiates us from energy efficiency companies that have not been similarly qualified.

•	Integration of Strategic Acquisitions. We have a track record of completing over ten acquisitions that have enabled us to broaden our offerings, expand our geographical reach and accelerate our growth. We follow a disciplined approach in evaluating and valuing potential acquisition candidates and frequently improve their operating performance significantly following our acquisition. Our acquisition of the energy services business of Duke Energy in 2002 expanded our geographical reach into Canada and the southeastern United States, and enabled us to penetrate the federal government market for energy efficiency projects. Our acquisition of the energy services business of Northeast Utilities in 2006 further grew our capability to provide services for the federal market and in Europe. Our acquisition of Southwestern Photovoltaics in 2007 significantly expanded our offering of solar energy products and services. We believe that our ability to offer a comprehensive set of energy efficiency services across North America has been, and will continue to be, enhanced by our expertise in identifying and completing acquisitions that expand our service offerings, as well as by our ability to integrate and leverage the skilled engineering, sales and operational personnel that come to us through these acquisitions.

Strategy

Our goal is to capitalize on our strong customer base and broad range of service offerings to become the leading provider of comprehensive energy efficiency and renewable energy solutions.

Key elements of our strategy include the following:

•	Pursue Organic Growth. We plan to grow primarily by leveraging our core expertise in designing, engineering and installing energy efficiency solutions to reach additional customers in our target markets. To achieve this goal, we plan to open additional local offices in the regions we currently serve, as well as hire additional sales personnel. We also plan to expand geographically by opening new offices in regions we do not currently serve in the United States and Canada, as well as in Europe.

•	Continue to Maintain Customer Focus. Our success will continue to depend in large part on our ability to understand and meet our customers’ energy infrastructure requirements. We will maintain an entrepreneurial approach toward our customers and remain flexible in designing projects tailored specifically to meet their needs. We will also continue to monitor and explore alternative services, products and technologies that might offer improved system performance and will seek to design and engineer innovative solutions for our customers.

•	Expand Scope of Product and Service Offerings. We believe the breadth of our services differentiates us from our competitors. We plan to continue to expand our offerings by including new types of energy efficiency services, products and improvements to existing products based on technological advances in energy savings strategies, equipment and materials. Examples of services that we have added to complement our energy efficiency services include asset planning, new construction, waste reduction, water conservation, demand response, management of utility and non-utility invoices and web-based software for tracking of a customer’s carbon footprint, electrical distribution upgrades, meters with communication capabilities, transformer replacements and power factor correction. Through our acquisition of Southwestern Photovoltaics in 2007, we significantly expanded our offering of solar energy products, which enabled us both to integrate solar solutions into broad energy efficiency projects and to target projects based specifically on solar energy. We plan to seek similar opportunities to broaden our offerings of complementary products and services.

•	Meet Market Demand for Cost-Effective, Environmentally-Friendly Solutions. We believe that addressing climate change will remain a global theme for governmental, institutional and commercial organizations. Through our energy efficiency measures and small-scale renewable energy plants and products, we enable customers to conserve energy and reduce emissions of carbon dioxide and other pollutants. We plan to continue to focus on providing sustainable energy solutions that will address the growing demand for products and services that create environmental benefits for customers.

•	Increase Recurring Revenue. We intend to continue to seek opportunities to increase our sources of recurring revenue. For many of our energy efficiency projects, we enter into multi-year O&M contracts, and we plan to continue to grow both the number and scope of such contracts. We also obtain recurring revenue from sales of electricity, thermal energy and gas generated by the small-scale renewable energy and central plants that we construct and own, and we plan to continue to seek opportunities to construct such plants based on LFG, biomass, biogas, solar, wind, geothermal and other sources of energy.

•	Grow through Select Strategic Acquisitions. We have been able to accelerate the expansion of our service offerings, customer base and geographic reach through targeted acquisitions. We will continue to follow a disciplined approach in evaluating and valuing potential acquisition candidates. We plan to pursue complementary acquisitions that will enable us to both expand geographically in North America and abroad, and broaden our product and service offerings.

Ameresco’s Products and Services

We offer a comprehensive set of services that includes the design and installation of upgrades to a facility’s energy infrastructure, the design and construction of renewable energy plants, the sale of other renewable energy products and the arranging of financing for customer projects.

Energy Efficiency Services

Our services typically includes the design, engineering and installation of, and the arranging of financing for, equipment to improve the efficiency, and control the operation, of a building’s heating, ventilation, cooling and lighting systems. In certain projects, we also design and construct a central plant or cogeneration system providing power, heat and/or cooling to a building. Our projects generally range in size and scope from a one-month project to design and retrofit a lighting system to a more complex 30-month project to design and install a central plant or cogeneration system.

At the commencement of a project, we typically evaluate the customer’s energy needs and opportunities to reduce costs. We start by reviewing and analyzing the customer’s utility and other energy bills, using in complex cases our proprietary AXIS software for bill scanning and analyses. Our in-house personnel can, for example, analyze whether a customer is eligible for lower rates in a different utility rate class. Our experienced engineers then review and assess the customer’s current energy systems and determine how to optimize federal, state or local energy, utility and environmental-based payments or credits available for usage reductions or renewable power generation. Upon customer approval of a project, our engineers, with the assistance in some cases of local or specialized engineers, design and engineer the project.

Energy Efficiency Measures

In designing a project for a customer, we typically include a combination of the following energy efficiency measures:

•	Boilers and Furnaces. We replace low efficiency boilers and furnaces with higher efficiency equipment. In addition, to reduce emissions, we can install emissions controls or either modify existing equipment or install new equipment to use cleaner fuels. We can also install biomass boilers for customers that have access to organic materials, such as waste from agricultural or food processing activities.

•	Chillers. Small buildings are cooled by air conditioners and large buildings are cooled by chillers. We replace older low efficiency chillers with new higher efficiency chillers capable of delivering the same cooling with less energy input, often eliminating the use of atmospheric ozone depleting chlorofluorocarbon-based refrigerants in the process. We retrofit existing chillers with new, more sophisticated, automated controls, high efficiency motors and variable speed drives to improve efficiency in cases where complete equipment replacement is not necessary. If the customer has an on-site source of recoverable waste heat, we may replace an electric chiller with an absorption chiller that can utilize the waste heat to directly produce cooling with reduced need to purchase energy for chiller operation.

•	Central Plants. Customers that have multiple buildings in close proximity on a site may benefit from installation of a single central plant to provide power, heat or cooling to these buildings. The central plant typically contains multiple large boilers, chillers or combined heat and power, or CHP, systems to handle the combined requirements of all site buildings. Pipes are installed to distribute steam, hot water or chilled water from the central plant to the individual buildings. Any centrally generated power is delivered via interconnection with the existing site-wide electrical distribution system. A central plant allows the multiple smaller and less energy efficient individual building heating and cooling plants to be decommissioned. In addition to improved energy efficiency, centralization can create other scale benefits in operating labor, equipment maintenance and operating reliability. Where a customer already has a central plant, we can improve the efficiency of the plant by implementing improved equipment controls and by retrofit or replacement of existing equipment for enhanced energy efficiency.

•	Cogeneration or Combined Heat and Power. CHP systems produce both heat and power simultaneously at a customer site, displacing power purchases from the utility grid and conventional sources of heat generation at the customer facility. When utilities produce power at large central station plants, the heat produced as a byproduct of the power generation process is typically wasted via disposal to the atmosphere or a nearby waterway. This wasted heat is generally a majority of the energy value of the input fuel to the power generation process. With on site power generation, the waste heat can be recovered from the power generation process and used as a substitute for heat that would otherwise be generated using site purchased fuels. Through use of heat driven chillers, also known as absorption chillers, this recovered heat can also be employed to provide building cooling. For facilities with large and relatively constant needs for power and heat or cooling, the cost of fuel for the cogeneration system operation can often be less than the cost of the purchased utility power and conventional heating fuel that is displaced. Installing a CHP that uses a lower-cost fossil fuel or a renewable fuel source can create further economic benefits.

•	Energy Management Systems. Automating building system adjustments for optimum performance under changing building operating conditions is one of the most cost effective energy saving strategies. We install energy management system, or EMS, projects consisting of small computers, wiring or wireless communication systems, and sensors and controllers located at energy-using equipment and at locations that need monitoring for such conditions as temperature and flow. Equipment that may be controlled through an energy management system includes lights, boilers, chillers, and fans and pumps that move energy throughout a building. We program the computers to automatically turn the equipment on and off or to adjust equipment operating setpoints for lower energy use in response to monitored conditions. For example, when the outdoor air is cool and the building requires cooling, instead of turning on the chillers to cool the building, the EMS may turn on building fans to draw the cool outside air into the building and significantly reduce the energy use under that condition. Both we and the customer can access the EMS information through a personal computer and reprogram the energy-saving strategies through secure, hard-wired or web-based communications systems.

•	Lighting. We replace lighting system components with more efficient components in both indoor and outdoor lighting systems. We may alternatively redesign and install a new lighting system. Typical measures include replacing incandescent lighting with compact fluorescent lighting, metal halide lighting with fluorescent lighting and low efficiency fluorescent lighting with higher efficiency fluorescent lighting. Also, lighting controls may be installed to turn off lights when the lit space is unoccupied or if natural light through windows or skylights is adequate.

•	Retro-commissioning. Over time, the performance of building systems can degrade due to a variety of factors, such as a failure of dampers, actuators and switches to operate in accordance with the building control system or modifications to equipment without taking into account their interaction with other building systems. Cumulatively, these factors can lead to significant increased energy consumption and reduce the quality of the indoor environment. Through a retro-commissioning process, we systematically repair and restore building equipment and systems so that they function together in an optimal manner to enhance overall building performance.

•	Motors. The energy cost over the life of a motor is often many times the original cost of the motor. We replace older low efficiency motors with new higher efficiency motors. Often, motors are over-sized for the application and additional savings can be attained by replacing an existing motor with an appropriately sized motor. We may also replace the sheave and belt drives associated with motors so that the motor output is transmitted to the driven device with reduced energy loss.

•	Variable Speed Drives or Variable Frequency Drives. Motors driving building equipment such as fans, pumps, chillers and elevators are typically selected and operated at the size and speed necessary to deliver services under worst case or peak load conditions. This causes inefficiencies when operating at less than peak load conditions. We install electronic devices called variable speed drives, or VSDs, that automatically adjust the characteristics of the power supplied to a motor so that the motor is operated at only the speed necessary to meet the load conditions at any time.

•	Electric Load Shaping. Many customers pay an energy charge per kWh of electricity used and a demand charge based on their highest or peak use of electricity in a 15 minute period during the month. By installing an EMS or an on-site generator and controlling the system using our monitoring and analysis of the customer’s electricity use, we can reduce the customer’s peak electricity use and thus its demand charge. We may also shift energy use from expensive on-peak (weekday) periods to less expensive off-peak periods (nights and weekends). For example, by adding chilled water storage tanks to a facility, cooling systems can be operated at night to generate stored chilled water and the chilled water can then be withdrawn to cool the building during the next day without operating the cooling equipment during daytime peak periods.

•	Utility Rate Reductions. A customer’s cost of gas and electricity is a function of how much energy is used and what rate the customer is charged for the energy. We analyze a customer’s energy use and the various utility rates that the customer is eligible to select. By switching a customer to the optimal rate, the customer can typically save energy costs. We may be able to switch a customer into a better rate by installing an EMS or an on-site generator.

•	Geothermal Heat Pumps. Heat pumps are designed to efficiently provide both heat and cooling to a facility. The geothermal heat pump system works to store and recapture energy from the ground on a seasonally advantageous basis. Beneath the surface, the earth is warmer than the air in winter and cooler than the air in summer. Using the heat pump, heat removed from a building to cool it during the summer can be stored in the ground. This stored heat can then be withdrawn by the heat pump in the winter to provide necessary building heating. We install piping loops in the ground and heat pumps in buildings. Water piped underground captures the stored geothermal energy and heat pumps deliver the energy efficiently to the building interior.

•	Window Replacement. Existing windows are often the most inefficient component of a building envelope. We may replace existing inefficient windows with new windows with features that more effectively control the sources of window heat transfer.

•	Roofs. An existing roof with inadequate insulation levels or with water damage compromising the effectiveness of insulation is a source of unnecessary energy waste. We replace existing roofs with new roofs with higher insulation levels to reduce heat losses in winter and heat gains in summer. We may employ membrane roof technology for better protection of the insulation against degradation.

•	Insulation. Insulating materials reduce unwanted transfer of heat that can increase energy usage. We apply additional insulation to building shell components, such as walls, ceilings, floors and foundations, to reduce heat loss in winter and heat gain in summer. We may add to or fully replace existing insulation on equipment such as piping, storage tanks and heat exchangers to reduce energy losses and the equipment inefficiency that results from these losses.

•	Asset Planning. Asset planning tools enable organizations to identify and prioritize current and future facility renewal requirements and associated capital-investment needs. We have developed software that helps organizations measure the condition of their facilities, the costs necessary to improve the facilities and make them more energy efficient and the funding alternatives for any such improvements. Our asset planning tools enable customers to develop facility renewal plans that will effectively leverage their available sources of capital and meet their future needs.

•	Demand Response and Demand-Side Management. Electric utilities and regional or independent system operators, or ISOs, are responsible for ensuring that power is available at all times throughout a region’s electrical transmission and distribution system. It is expensive to provide power during peak times such as a hot summer afternoon when customers are turning on their air conditioners and chillers. Utilities and ISOs seek to reduce the peak load demand and are willing to pay customers to reduce their power usage at these times, either during pre-arranged hours or in response to a call to reduce power. We help utilities and ISOs to attract customers to their programs and coordinate the customers’ participation in the programs. Typically we enter into a contract with a utility or ISO, market the program to customers, and share contract payments with the customers.

•	Utility Data Management. We have developed proprietary software and systems that allow us to efficiently collect, optically scan, enter into a data base and perform analysis on information from customer utility bills. Using these systems, we can deliver a variety of services, including centralized and automated collection, processing and preparation for payment of utility billing information; identification of errors in utility metering or billings; aggregation of multiple location billings from a single utility to facilitate payment; modeling of available utility tariff rates against a database of historical energy use to identify the most economical rate; and analysis of utility use data in multiple ways to identify and report usage and cost trends, variances and performance relative to benchmarks.

•	Carbon Emissions Tracking. Our carbon management program provides greenhouse gas, or GHG, emissions accounting and reporting services to our customers. With an international, multi-tiered approach, we can support a wide variety of GHG accounting and reporting standards, including utility-based GHG and full ISO 14064 compliance reporting. This service helps customers, for example, to develop corporate social responsibility reports and prepare for an audit of their GHG emissions.

We typically purchase the equipment for our projects either from local vendors or, in certain cases, from vendors with which we have a company-wide relationship. Our large volume of equipment purchases enables us to achieve cost-efficiencies with our significant vendors. In most cases, we use local subcontractors to install the purchased equipment in accordance with our design and under the supervision of our project manager.

Customer Arrangements

For our energy efficiency projects, we typically enter into ESPCs under which we agree to develop, design, engineer and construct a project and also commit that the project will satisfy agreed-upon performance standards that vary from project to project. These performance commitments are typically based on the design, capacity, efficiency or operation of the specific equipment and systems we install. Our commitments generally fall into three categories: pre-agreed, equipment-level and whole building-level. Under a pre-agreed energy reduction commitment, our customer reviews the project design in advance and agrees that, upon or shortly after completion of installation of the specified equipment comprising the project, the commitment will have been met. Under an equipment-level commitment, we commit to a level of energy use reduction based on the difference in use measured first with the existing equipment and then with the replacement equipment. A whole building-level commitment requires demonstration of energy usage reduction for a whole building, often based on readings of the utility meter where usage is measured. Depending on the project, the measurement and demonstration may be required only once, upon installation, based on an analysis of one or more sample installations, or may be required to be repeated at agreed upon intervals generally over periods of up to 20 years.

Under our contracts, we typically do not take responsibility for a wide variety of factors outside our control and exclude or adjust for such factors in commitment calculations. These factors include variations in energy prices and utility rates, weather, facility occupancy schedules, the amount of energy-using equipment in a facility, and failure of the customer to operate or maintain the project properly. Typically, our performance commitments apply to the aggregate overall performance of a project and not to individual energy efficiency measures. Therefore, to the extent an individual measure underperforms, it may be offset by other measures that overperform during the same period. In the event that an energy efficiency project does not perform according to the agreed-upon specifications, our agreements typically allow us to satisfy our obligation by adjusting or modifying the installed equipment, installing additional measures to provide substitute energy savings, or paying the customer for lost energy savings based on the assumed conditions specified in the agreement. Many of our equipment supply, local design, and installation subcontracts contain provisions that enable us to seek recourse against our vendors or subcontractors if there is a deficiency in our energy reduction commitment. From our inception to March 31, 2010, our total payments to customers and incurred costs under our energy reduction commitments, after customer acceptance of a project, have been less than $100,000 in the aggregate. See “Risk Factors — We may have liability to our customers under our ESPCs if our projects fail to deliver the energy use reductions to which we are committed under the contract.”

The projects that we perform for governmental agencies are governed by particular qualification and contracting regimes. Certain states require qualification with an appropriate state agency as a precondition to performing work or appearing as a qualified energy service provider for state, county and local agencies within the state. Most of the work that we perform for the federal government is performed under IDIQ agreements between government agencies and us or our subsidiaries. These IDIQ agreements allow us to contract with the relevant agencies to implement energy projects, but no work may be performed unless we and the agency agree on a task order or delivery order governing the provision of a specific project. The government agencies enter into contracts for specific projects on a competitive basis. We and our subsidiaries and affiliates are currently party to an IDIQ agreement with the U.S. Department of Energy, expiring in 2019, with an aggregate maximum potential ordering amount of $5 billion. Payments by the federal government for energy efficiency measures are based on the services provided and products installed, but are limited to the savings derived from such measures, calculated in accordance with federal regulatory guidelines and the specific contract terms. The savings are typically determined by comparing energy use and O&M costs before and after the installation of the energy efficiency measures, adjusted for changes that affect energy use and O&M costs but are not caused by the energy efficiency measures.

Engineering and Installation Controls

Our engineering and construction quality, schedule and budget goals are managed through several control processes. We follow formal processes for the review and approval of the technical and economic content of all proposals by senior managers. Our engineers employ standardized, and in some cases proprietary, software tools for technical and economic analysis to establish a baseline for quality and accuracy during the development stage of our projects. We fully review final design, engineering and construction document preparation efforts at selected milestones, using internal or subcontracted specialized engineering resources. During the construction phase, a construction project management team utilizes a number of tools to manage quality, cost and schedule. We use agreement templates, customized to meet the specific technical requirements of each project, to ensure well defined procedures and responsibilities to be followed by our equipment suppliers and labor subcontractors. We use scheduling software to prepare, regularly update and communicate project schedules at a task specific level. Inspections of work progress and quality are conducted throughout the construction process at frequent intervals. Both project managers and senior management use a computerized project control system throughout the project delivery process to track actual project costs against project budgets on a real-time basis. In addition, we employ a full-time, dedicated safety director who is responsible for developing and promulgating best practices and training throughout the organization and working with our regional safety coordinators to ensure appropriate procedures are in place at all job sites.

Operations and Maintenance Services

After a project is completed, we often provide ongoing O&M services under a multi-year contract. These services include operating, maintaining and repairing facility energy systems such as boilers, chillers and building controls, as well as central power plants. For larger projects, we often maintain staff on-site to perform these services.

Renewable Energy Projects and Products

Our services offering includes the development, construction and operation of, and the arrangement of financing for, small-scale renewable energy plants, as well as the sale and integration of solar energy products and systems.

We have constructed and are currently designing and constructing a wide range of renewable energy plants using LFG, wastewater treatment biogas, solar, wind, biomass, food waste, animal waste and hydro sources of energy. Most of our renewable energy projects to date have involved the generation of electricity from LFG or the sale of processed LFG. LFG is created by the action of micro-organisms within a landfill that generate methane gas as a byproduct of solid waste decay. Generally, landfills avoid the unsafe build up of methane-containing LFG by venting it into the atmosphere, or in most cases, by collecting and flaring it. As methane is suspected of contributing to global climate change and is regulated as a pollutant, landfill owners are generally required by environmental laws to collect and combust LFG, usually in a flare. We purchase the LFG that otherwise would be combusted or vented, process it, and either sell it or use it in our energy plants. Electricity that we sell is generally delivered to the customer at the interconnection of our plant with the electrical grid. The thermal energy that we sell is generally delivered to the customer at the inlet flange of the thermal piping located at the customer’s facilities. The processed LFG we sell to industrial customers is generally delivered by us to the customer’s facility through a pipeline transmission system that we design, construct and operate. Under our energy supply agreements, we typically provide all environmental attributes associated with the project, including those represented by renewable energy certificates, to the customer.

Depending on the customer’s preference, we will either build, own and operate the completed plant or build it for the customer to own. We generally sell the electricity, gas, heat or cooling generated by small-scale plants that we own under long-term contracts, typically to utilities, industrial facilities or other large users of energy. For an LFG-based plant, the output will typically be sold under a sales agreement with a term covering ten to 20 years of plant operation. The right to use the site for the energy plant, and the purchase of the renewable energy needed to fuel the plant, are also obtained under long-term agreements with terms at least as long as that of the associated output sales agreement. Our projects are generally designed and permitted by our own engineers, although we often obtain additional engineering assistance from consulting engineers. We generally subcontract installation of project equipment, under the supervision of our construction manager.

As part of our renewable energy offering, we also distribute and integrate solar energy products manufactured by several vendors. We are a distributor of PV panels, solar regulators, solar charge controllers, inverters, solar-powered lighting systems, solar-powered water pumps, solar panel mounting hardware and other system components. We also integrate our PV products and system components into solar solutions designed specifically for customers. We provide solar energy solutions for both on-grid applications where the solar power is used in a building connected to a utility distribution system, and for off-grid applications where the power is used directly in the device using the electricity, such as traffic signs.

We also design and construct renewable energy plants based on wind power. In many parts of the country, available wind resources, utility net metering and local incentives can make on-site wind generation a viable solution for meeting a significant portion of customers’ energy needs. As of December 31, 2009, we had completed two projects that included a wind turbine.

In addition, we have constructed, and are constructing, small-scale renewable energy plants based on biomass. Biomass is organic material such as wood, agricultural waste, animal waste and waste from food processors. Biomass is typically converted to energy by burning or gasifying it in a boiler to produce steam or gas. Our largest renewable energy plant is currently under construction and will use biomass as the primary source of energy.

As of December 31, 2009, we had constructed more than 25 renewable energy plants, and owned and operated 19 renewable energy plants. Of the owned plants, 18 are renewable LFG plants. These 18 plants have the capacity to generate electricity or deliver LFG producing an aggregate of 83 MW (megawatts) or MWE (megawatt-equivalents). As of December 31, 2009, we had signed contracts for the construction, operation and ownership of an additional three LFG plants, two wastewater treatment biogas plants, two biomass power and cogeneration plants and five biomass boiler projects. If and when completed, we expect that the LFG plants will be capable of producing an aggregate of approximately 15 MW or MWE, the biogas plants will be capable of producing an aggregate of approximately eight MW or MWE, the biomass power and cogeneration plants will be capable of producing approximately 21 MWs, and the biomass boiler projects will be capable of producing approximately 41 million BTU per hour of steam or hot water.

Examples of Energy Efficiency and Renewable Energy Projects

The following are examples of energy efficiency and renewable energy projects we have designed and either have installed or are installing for customers. While most of our projects are less complex and smaller in scope than those shown below, these examples are intended to demonstrate how various different types of energy efficiency measures and renewable energy plants can be combined to create a customized solution addressing the multiple needs of a customer.

Elmendorf Air Force Base (Alaska). Elmendorf Air Force Base had an inefficient, costly-to-operate central heating and power plant and approximately 50 miles of aging steam and condensate distribution piping. We modernized the heating system by demolishing the central plant and installing over 200 boilers and 20 alternate heating systems in over 120 commercial facilities. We worked with the local gas utility to install approximately seven miles of gas pipeline to serve the new, decentralized boilers and negotiated a new gas and electric service for the Base with the local utilities. We also installed over 800 energy efficient steam traps and abated over 125 steam pits throughout the base. The $49 million project is designed to save approximately $4 million of energy and energy-related O&M costs per year. This work was completed in 2008. We provide a full-time staff of four people at the base and have contracted to perform approximately $22 million of fixed price O&M services throughout the 22-year performance period term of our agreement.

Hill Air Force Base (Utah). Hill Air Force Base was seeking to upgrade its inefficient energy systems and maximize the use of renewable energy sources including using gas from an off-base landfill to lower its energy costs. In response, during the period from 2005 to 2009, we designed and installed $17.7 million of energy efficiency and renewable energy projects which are designed to save approximately $2.1 million of energy costs per year. The energy efficiency projects include the installation of a wide range of high efficiency lighting, heating and cooling systems and associated controls for these and other energy-consuming equipment. The Base also provides compressed air, steam, water cooling and wastewater treatment services to a nearby industrial area. We upgraded and control these systems to reduce the disposal of hazardous materials and the loss of steam, water and electricity. The renewable energy projects include a 210 kW ground-mounted solar PV array and an LFG project involving the purchase of gas from the Davis County landfill, piping the gas over one mile to the base, processing the gas and producing approximately 2.25 MW of power. We operate and maintain the LFG project, the PV project, and the steam traps in the heating distribution system with an on-site operator and the remote support of two engineers for a fixed price of $0.9 million per year under a 20 year contract. We believe the PV system was the largest in Utah at the time it was installed.

State of Missouri Correctional Facilities. The State of Missouri and Columbia Water & Light were seeking to lower and stabilize their energy costs by purchasing thermal energy and electricity, respectively, from a cogeneration facility fueled by LFG from the Jefferson City Landfill owned by a subsidiary of Republic Services, Inc. The State of Missouri also wanted to upgrade its inefficient energy systems at two state-owned correctional facilities, Algoa and Jefferson City. In 2009 we completed the design and installation of $7.6 million of energy efficiency improvements and the design, financing and installation of a 3.2 MW $10.4 million cogeneration facility, which together are designed to save approximately $0.7 million of energy costs per year. The energy efficiency measures include the installation of high efficiency lighting systems, electrical system improvements, steam traps to reduce steam losses and controls for various energy-using equipment within the correctional facilities. The LFG project, which we own, purchases LFG from Republic, processes the gas and then pipes it approximately three miles to the Jefferson City Correctional Facility to use as a fuel source in our cogeneration facility that produces electricity and thermal energy. Columbia Water & Light purchases the power at a fixed rate per kWh for all electricity that is delivered. The State of Missouri has a take or pay obligation for a minimum amount of thermal energy at a fixed price.

Porta Community Unit School District (Illinois). Porta Community Unit School District #202 was seeking to lower and stabilize its operating costs and improve its educational environment. To achieve this goal, we designed, installed and completed in 2009 a $7.6 million energy efficiency and renewable energy project, which is designed to save over $0.4 million of energy and operating costs per year. The project includes energy efficient lighting retrofits, re-commissioning and upgrade of the existing heating, ventilation and air conditioning control system, domestic hot water system upgrades and swimming pool heating system upgrades. The project also includes the design and construction of a geothermal heating and cooling system to heat and cool the building. In addition, we installed a one kW PV energy system and a 600 kW wind energy generating system. When the wind turbine generates more electricity than the district can use, the excess electricity is sold to the local utility under a net metering arrangement. We believe the district is the first school district in Illinois to employ a combination of geothermal, solar and wind renewable technologies.

BMW (South Carolina). BMW was seeking to lower and stabilize its energy costs, and Waste Management was seeking to monetize the value of the LFG produced at its Palmetto Landfill. To achieve these goals, in 2003, we completed the development, design, construction and financing for the $11.4 million project to process and deliver LFG to BMW’s factory and refurbish BMW’s boilers and turbines to be able to utilize the LFG fuel. BMW also uses the LFG to provide energy for its paint shop, incinerator and pollution control devices. This project involves buying LFG from Waste Management at its Palmetto Landfill, processing and compressing the LFG adjacent to the landfill and piping the LFG approximately 9.5 miles for delivery to BMW. Over the period from 2005 to 2009, the project has delivered from 0.88 to 1.17 million BTU annually. BMW pays for the LFG under a multi-year supply contract. Our delivery obligations are limited to those volumes of LFG supplied to us by Waste Management. In 2009, BMW announced that the project produces over 60% of the plant’s total energy requirements, saving BMW an average of $5 million in energy costs annually while reducing carbon dioxide emissions by approximately 92,000 tons per year.

U.S. Department of Energy Savannah River Site (South Carolina). The Savannah River Site, or SRS, utilizes steam and power for process and heating loads currently generated from an aging and inefficient coal power plant. We are currently constructing a 20.7 MW cogeneration plant to replace this coal power plant. The cogeneration plant will use fuel from forest residue, scrap tires, pallets and other clean wood and is scheduled to come on-line in December 2011. We will install two ten million BTU per hour wood-fired heating plants at other SRS locations to replace an old and inefficient fuel oil heating plant. These smaller plants are scheduled to come on-line in November 2010. This $183.4 million project is designed to save approximately $35 million of energy and energy-related O&M costs per year. We will provide a full-time staff of 20 to 25 people at the new plant and have contracted to perform approximately $17 million of O&M services annually, at escalating fixed rates, throughout the 19-year performance period of the agreement.

City of Vancouver (British Columbia, Canada). The City of Vancouver was seeking to implement a comprehensive greenhouse gas reduction project in its larger facilities. From 2007 to 2010, we designed and installed two-phases of work, with an additional third-phase expected to be completed by October 2010. This comprehensive $15.4 million energy efficiency and facility renewal project includes boiler plant replacements in 18 facilities, comprehensive lighting upgrades, HVAC upgrades, solar hot water, desiccant dehumidification and low-emissivity ceilings and heat recovery in ice rinks. The project is designed to save $0.9 million per year in energy costs.

Sales and Marketing

Our sales and marketing approach is to offer customers customized and comprehensive energy efficiency solutions tailored to meet their economic, operational and technical needs. The sales, design and construction process for energy efficiency and renewable energy projects typically takes from 12 to 36 months, with sales to federal governmental and housing authority customers tending to require the longest sales processes. We identify project opportunities through referrals, requests for proposals, or RFPs, conferences, web searches, telemarketing and repeat business from existing customers. Our direct sales force develops and follows up on customer leads and, in some cases, works with customers to develop their RFPs. By working with customers prior to the issuance of an RFP, we can gain a deeper understanding of the customers’ needs and the scope of the potential project. As of March 31, 2010, we had 108 sales people.

In preparation for a proposal, we typically conduct a preliminary audit of the customer’s needs and the opportunity to reduce its energy costs. We start by reading and analyzing the customer’s utility and other energy bills. If the bills are complex or numerous, we employ our proprietary AXIS software for bill scanning and analysis. Our experienced engineers visit and assess the customer’s current energy systems. Through our knowledge of the federal, state, local governmental and utility environment, we assess the availability of energy, utility or environmental-based payments for usage reductions or renewable power generation, which helps us optimize the economic benefits of a proposed project for a customer. If we are awarded a project, we perform a more detailed audit of the customer’s facilities, which serves as the basis for the final specifications of the project and final contract terms.

For renewable energy plants that are not located on a customer’s site or use sources of energy not within the customer’s control, the sales process also involves the identification of sites with attractive sources of renewable energy, such as a landfill or a site with high wind, and obtaining necessary rights and governmental permits to develop a plant on that site. For example, for LFG projects, we start with gaining control of a LFG resource located close to the prospective customer. For solar and wind projects, we look for sites where utilities are interested in purchasing renewable energy power at rates that are sufficient to make a project feasible. Where governmental agencies control the site and resource, such as a landfill owned by a municipality, the customer may be required to issue an RFP to use the site or resource. Once we believe we are likely to obtain the rights to the site and the resource, we seek customers for the energy output of the potential project.

Customers

In 2009, we served more than 1,000 customers in 49 states in the United States and seven Canadian provinces. Our customers include government, education, utility, healthcare and other institutional, industrial and commercial customers. Outside North America, we have constructed projects for U.S. naval bases in Europe, and also sell our off-grid PV systems. In 2007, 2008 and 2009, no single customer accounted for more than ten percent of our total revenue. In 2009, the largest 20 customers accounted for approximately 37% of our revenue. During the first quarter of 2010, one customer, the U.S. Department of Energy, Savannah River Site, accounted for 14.1% of our total revenue. In 2009, approximately 85% of our revenue was derived from sales to federal, state, provincial or local governmental entities. Our 20 largest customers in 2009, by revenue, in alphabetical order, were:

Belleville Township High School District 201 (Belleville, Illinois)

Bethlehem Pennsylvania Housing Authority (Bethlehem, Pennsylvania)

Chicago Housing Authority (Chicago, Illinois)

City of Henderson, Nevada

Franklin County, Ohio

Freeport Unified School District (Freeport, New York)

Hamilton-Wentworth District School Board (Hamilton, Ontario)

Hastings Prince Edward District School Board (Belleville, Ontario)

Los Angeles Community College District

Medical University of South Carolina (Charleston, South Carolina)

Portsmouth Naval Shipyard (Portsmouth, New Hampshire)

Prairie Valley School District (Regina, Saskatchewan)

Providence Housing Authority (Providence, Rhode Island)

Rainbow District School Board (Sudbury, Ontario)

U.S. Department of Energy, Savannah River Site (South Carolina)

Toronto Community Housing (Toronto, Ontario)

U.S. Army — Adelphi Laboratory Center (Maryland)

University City School District (University City, Missouri)

Wolf Branch School District (Swansea, Illinois)

Worcester Housing Authority (Worcester, Massachusetts)

Competition

While we face significant competition from a large number of companies, we believe few offer the full range of services that we provide.

Our principal competitors include Chevron Energy Solutions, Constellation Energy, Honeywell, Johnson Controls, Siemens Building Technologies and TAC Energy Solutions. We compete primarily on the basis of our comprehensive, independent offering of energy efficiency and renewable energy services and the breadth and depth of our expertise.

For renewable energy plants, we compete primarily with many large independent power producers and utilities, as well as a large number of developers of renewable energy projects. In the LFG market, our principal competitors include national project developers and owners of landfills which self-develop projects using LFG from their landfills. For the sale of solar energy products and systems, we face numerous competitors ranging from small web-based companies that sell components to PV module manufacturers and other multi-national corporations that sell both products and systems. We compete for renewable energy projects primarily on the basis of our experience, reputation and ability to identify and complete high quality and cost-effective projects.

In addition, we may also face competition based on technological developments that reduce demand for electricity, increase power supplies through existing infrastructure or that otherwise compete with our energy efficiency and renewable energy projects and services. We also encounter competition in the form of potential customers electing to develop solutions or perform services internally rather than engaging an outside provider such as us.

Many of our competitors have longer operating histories and greater resources than we do, and we may be unable to continue to compete effectively against our current competitors or additional companies that may enter our markets.

Regulatory

Various regulations affect the conduct of our business. Federal and state legislation and regulations enable us to enter into ESPCs with government agencies in the United States. The applicable regulatory requirements for ESPCs differ in each state and between agencies of the federal government.

Our projects must conform to all applicable electric reliability, building and safety, and environmental regulations and codes, which vary from place to place and time to time. Various federal, state, provincial and local permits are required to construct an energy efficiency project or renewable energy plant.

Renewable energy projects are also subject to specific governmental safety and economic regulation. States and the federal government typically do not regulate the transportation or sale of LFG unless it is combined with and distributed with natural gas, but this is not uniform among states and may change from time to time. The sale and distribution of electricity at the retail level is subject to state and provincial regulation, and the sale and transmission of electricity at the wholesale level is subject to federal regulation. While we do not own or operate retail-level electric distribution systems or wholesale-level transmission systems, the prices for the products we offer can be affected by the tariffs, rules and regulations applicable to such systems, as well as the prices that the owners of such systems are able to charge. The construction of power generation projects typically is regulated at the state and provincial levels, and the operation of these projects also may be subject to state and provincial regulation as “utilities.” At the federal level, the ownership, operation, and sale of power generation facilities may be subject to regulation under PURPA, the FPA and PHUCA. However, because all of the plants that we have constructed and operated to date are small power “qualifying facilities” under PURPA, they are subject to less regulation by the FPA, PHUCA and related state utility laws than traditional utilities.

If we pursue projects employing different technologies or with electrical capacities greater than 20 MW, we could become subject to some of the regulatory schemes which do not apply to our current projects. In addition, the state, provincial and federal regulations that govern qualifying facilities and other power sellers frequently change, and the effect of these changes on our business cannot be predicted.

LFG-based power generation facilities require an air emissions permit, which may be difficult to obtain in certain jurisdictions. Renewable energy projects may also be eligible for certain governmental or government-related incentives from time to time, including tax credits, cash payments in lieu of tax credits, and the ability to sell associated environmental attributes, including carbon credits. Government incentives and mandates typically vary by jurisdiction.

Some of the demand-reduction services we provide for utilities and institutional clients are subject to regulatory tariffs imposed under federal and state utility laws. In addition, the operation of, and electrical interconnection for, our renewable energy projects are subject to federal, state or provincial interconnection and federal reliability standards also set forth in utility tariffs. These tariffs specify rules, business practices and economic terms to which we are subject. The tariffs are drafted by the utilities and approved by the utilities’ state, provincial or federal regulatory commissions.

Employees

As of March 31, 2010, we had a total of 649 employees in offices located in 29 states and four Canadian provinces.

Legal Proceedings

In the ordinary conduct of our business we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of such lawsuits, investigations and claims against us, we do not believe that any currently pending or threatened legal proceedings to which we are a party will have a material adverse effect on our business, results of operations or financial condition.

Facilities

Our corporate headquarters is located in Framingham, Massachusetts, where we occupy approximately 20,000 square feet under a lease expiring on June 30, 2016. We occupy seven regional offices in Oak Brook, Illinois; Columbia, Maryland; Charlotte, North Carolina; Knoxville, Tennessee; Tomball, Texas; Spokane, Washington; and North York, Ontario, each less than 25,000 square feet, under lease or sublease agreements. In addition, we lease space, typically less than 5,000 square feet, for 46 field offices throughout North America. We also own 21 small-scale renewable energy and central plants throughout North America, which are located on leased sites or sites provided by customers. We expect to add new facilities and expand existing facilities as we continue to add employees and expand our business into new geographic areas.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, their current positions and their ages as of April 30, 2010 are set forth below:

Name	Age	Position (s)

George P. Sakellaris	63	Chairman of the Board of Directors, President and Chief Executive Officer
David J. Anderson	49	Executive Vice President, Business Development and Director
Michael T. Bakas	41	Senior Vice President, Renewable Energy
David J. Corrsin	51	Executive Vice President, General Counsel and Secretary and Director
William J. Cunningham	51	Senior Vice President, Corporate Government Relations
Joseph P. DeManche	53	Executive Vice President, Engineering and Operations
Keith A. Derrington	50	Executive Vice President and General Manager, Federal Operations
Mario Iusi	51	President, Ameresco Canada
Louis P. Maltezos	43	Executive Vice President and General Manager, Central Region
Andrew B. Spence	53	Vice President and Chief Financial Officer
William M. Bulger	76	Director(3)
Michael E. Jesanis	53	Director(1), (2)
Guy W. Nichols	85	Director(1), (3)
Joseph W. Sutton	62	Director(1), (2)

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating and corporate governance committee.

George P. Sakellaris: Mr. Sakellaris has served as chairman of our board of directors and our president and chief executive officer since founding Ameresco in 2000. Mr. Sakellaris previously founded Noresco, an energy services company, in 1989 and served as its president and chief executive officer until 2000. Noresco was acquired by Equitable Resources, Inc. in 1997. Mr. Sakellaris was a founding member and previously served as the president, and is currently a director, of the National Association of Energy Service Companies, a national trade organization representing the energy efficiency industry. We believe that Mr. Sakellaris is qualified to serve as a director because of his 31 years of experience in the energy services and renewable energy industries, his leadership experience, skill and familiarity with our business gained from serving as our chief executive officer for over a decade, as well as his experience developed through founding and serving as chief executive officer of two previous energy services companies.

David J. Anderson: Mr. Anderson has served as our executive vice president, business development, as well as a director, since 2000. From 1992 to 2000, Mr. Anderson was a senior vice president at Noresco. We believe that Mr. Anderson is qualified to serve as a director because of his extensive knowledge of our business, gained through more than a decade as an executive officer, and his more than 20 years of experience in the energy services and renewable energy industries. We also believe that Mr. Anderson brings a deep understanding of operations and strategy to our board of directors.

Michael T. Bakas: Mr. Bakas has served as our senior vice president, renewable energy, since March 2010. From 2000 to February 2010, he was our vice president, renewable energy. From 1997 to 2000, Mr. Bakas was director of energy services at Noresco.

David J. Corrsin: Mr. Corrsin has served as our executive vice president, general counsel and secretary, as well as a director, since 2000. From 1996 to 2000, Mr. Corrsin was executive vice president of Public Power International, Inc., an independent developer of power projects in south Asia and Europe. We believe that Mr. Corrsin is qualified to serve as a director because of his extensive experience with energy regulations, federal, state and local regulatory authorities and complex energy construction and financing projects, gained through more than 23 years of energy-related legal practice, and his more than a decade as an executive officer of our company.

William J. Cunningham: Mr. Cunningham has served as our senior vice president, corporate government relations since January 2008. From April 2007 to January 2008, he was a vice president at Dutko Worldwide, a public affairs and lobbying firm. From 2004 to 2006, Mr. Cunningham was senior vice president, corporate government relations, at Conseco Services, which is a subsidiary of Conseco, Inc., an insurance company.

Joseph P. DeManche: Mr. DeManche has served as our executive vice president, engineering and operations since 2002. Mr. DeManche joined the company as a result of our acquisition of DukeSolutions Inc., where he most recently served as executive vice president in charge of all commercial operations.

Keith A. Derrington: Mr. Derrington has served as our executive vice president and general manager, federal operations since April 2009. From 2004 to April 2009, Mr. Derrington was our vice president and general manager, federal operations. From 2000 to 2004, Mr. Derrington was vice president and general manager of the federal group of the ESPC business of Exelon, an electric utility.

Mario Iusi: Mr. Iusi has served as president of Ameresco Canada since 2002. From 1998 to 2002, he was president of DukeSolutions Canada, a subsidiary of Duke Energy, which we acquired in 2002.

Louis P. Maltezos: Mr. Maltezos has served as our executive vice president and general manager, central region, since April 2009. From 2004 until April 2009, Mr. Maltezos was our vice president and general manager, midwest region. From 1988 until 2004, Mr. Maltezos was with Exelon, where he most recently served as vice president and general manager of Exelon’s ESPC business.

Andrew B. Spence: Mr. Spence has served as our vice president and chief financial officer since 2002. From 1997 to 2000, Mr. Spence was chief financial officer of ABB Energy Capital L.L.C. an energy-related financial services company.

William M. Bulger: Mr. Bulger has served as a director since 2001. From 2004 to 2009, Mr. Bulger served as an adjunct professor at Suffolk University and a part-time faculty member of the political science department at Boston College. From 1996 to 2003, Mr. Bulger was president of the University of Massachusetts. From 1970 to 1996, Mr. Bulger was a member of the Massachusetts State Senate, where he served as president from 1978 to 1996. Mr. Bulger was a director of New England Electric System until it was acquired by National Grid in 2000. We believe that Mr. Bulger is qualified to serve as a director because of his prior experience as a director of a large public utility. He has valuable experience serving as the leader of large, complex organizations gained through his legislative experience, and as president of the University of Massachusetts.

Guy W. Nichols: Mr. Nichols has served as a director since 2001. Prior to retiring in 1984, he was chairman, president and chief executive officer of New England Electric System. We believe that Mr. Nichols is qualified to serve as a director because of his extensive leadership experience in the energy, energy services and renewable energy industries, including as chief executive officer of New England Electric Systems. Mr. Nichols provides our board of directors with critical advice on strategy within the energy services industry.

Michael E. Jesanis: Mr. Jesanis has served as a director since April 2010. Since October 2007, Mr. Jesanis has served as a principal of Serrafix Corporation, a provider of strategic consulting, financing and logistical support to energy efficiency projects. From July 2004 to December 2006, Mr. Jesanis was president and chief executive officer of National Grid USA, a utility, where he had previously been chief financial officer. Mr. Jesanis currently serves on the board of directors of NiSource Inc., a utility holding company, and is a former director of National Grid plc, a utility company. We believe that Mr. Jesanis is qualified to serve as a director because of his extensive leadership experience in the energy, energy services and renewable energy industries, including as chief executive officer of National Grid USA.

Joseph W. Sutton: Mr. Sutton has served as a director since 2002. Since 2000, Mr. Sutton has been the manager of Sutton Ventures Group, LLC, an energy investment firm that he founded. In 2007, he founded and has since led Consolidated Asset Management Services, or CAMS, which provides asset management, O&M, information technology, budgeting, contract management and development services to power plant ventures, oil and gas companies, renewable energy companies and other energy businesses. From 1992 to November 2000, Mr. Sutton worked for Enron Corporation, an energy company, where he most recently served as vice chairman and as chief executive officer of Enron International. Enron Corporation filed a voluntary bankruptcy petition under Chapter 11 of the U.S. Bankruptcy Code in December 2001, 13 months after Mr. Sutton left Enron. We believe that Mr. Sutton is qualified to serve as a director because of his prior experience in the energy industry. For example, at both Sutton Ventures and CAMS, he has had significant experience in energy industry capital raising transactions, as well as in the ownership and management of, and the provision of advisory and other services to, a wide range of energy-related businesses. At Enron, Mr. Sutton was responsible for budgeting, financial reporting and planning for Enron’s international business unit and oversaw the development, construction, financing, operation and management of numerous energy projects.

Composition of our Board of Directors

Our board of directors currently consists of seven members. We intend to expand our board of directors by one and add one additional independent director to our board of directors prior to the closing of this offering. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. There are no family relationships among any of our directors or executive officers.

In accordance with the terms of our restated certificate of incorporation and by-laws, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. The members of the classes are as follows:

•	the class I directors are Messrs. Anderson, Bulger and Nichols, and their term expires at the annual meeting of stockholders to be held in 2011;

•	the class II directors are Messrs. Corrsin, Sakellaris and Sutton, and their term expires at the annual meeting of stockholders to be held in 2012; and

•	the class III directors are Messrs. Jesanis and , and their term expires at the annual meeting of stockholders to be held in 2013.

Our restated certificate of incorporation and restated by-laws provide that the authorized number of directors comprising our board of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Our restated certificate of incorporation and restated by-laws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. Our classified board could have the effect of delaying or discouraging an acquisition of Ameresco or a change in our management.

Director Independence

Under applicable NYSE rules, a director will qualify as “independent” if our board of directors affirmatively determines that he or she has no material relationship with Ameresco (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has established guidelines to assist it in determining whether a director has such a material relationship. Under these guidelines, a director is not considered to have a material relationship with Ameresco if he or she is independent under Section 303A.02(b) of the NYSE Listed Company Manual and he or she:

•	is an executive officer of another company which is indebted to us, or to which we are indebted, unless the total amount of either company’s indebtedness to the other is more than one percent of the total consolidated assets of the company he or she serves as an executive officer; or

•	serves as an officer, director or trustee of a tax exempt organization, unless our discretionary contributions to such organization are more than the greater of $1 million or two percent of that organization’s consolidated gross revenue.

In addition, ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Pursuant to applicable NYSE rules, a director employed by us cannot be deemed to be an “independent director,” and consequently neither Mr. Sakellaris nor Mr. Corrsin nor Mr. Anderson qualifies as an independent director.

Our board has determined that each of Messrs. Bulger, Jesanis, Nichols, and Sutton meet the categorical standards described above, that none of these directors has a material relationship with us and that each of these directors is “independent” as determined under Section 303A.02(b) of the NYSE Listed Company Manual.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter approved by our board of directors. Following the closing of this offering, copies of each committee’s charter will be posted on the Investor Relations section of our website, which is located at www.ameresco.com.

All of the members of our board’s three standing committees described below have been determined to be independent as defined under applicable NYSE rules and in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Audit Committee

The members of our audit committee are Messrs. Jesanis, Nichols and Sutton. Our board of directors has determined that each of the members of our audit committee satisfy the requirements for financial literacy under applicable stock market and SEC rules and regulations. Mr. Jesanis is the chair of the audit committee and is also an “audit committee financial expert,” as defined by SEC rules and satisfies the financial sophistication requirements of applicable NYSE rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function;

•	overseeing our risk assessment and risk management policies;

•	establishing policies regarding hiring employees from our registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•	preparing the audit committee report required by SEC rules to be included in our proxy statement for our annual meeting of stockholders.

All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

The members of our compensation committee are Messrs. Jesanis, Sutton and          . Mr.  Sutton is the chair of the compensation committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to CEO compensation;

•	determining our CEO’s compensation;

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

•	overseeing an evaluation of our senior executives;

•	overseeing and administering our cash and equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” which is included beginning on page 93 of this prospectus; and

•	preparing the compensation committee report required by SEC rules to be included in our proxy statement for our annual meeting of stockholders.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Bulger, Nichols and          . Mr. Nichols is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

•	reviewing and making recommendations to our board of directors with respect to our board of directors’ leadership structure;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. Following the closing of this offering, a copy of these guidelines will be posted on the Investor Relations section of our website, which is located at www.ameresco.com. These guidelines, which provide a framework for the conduct of our board’s business, provide that:

•	our board’s principal responsibility is to oversee the management of Ameresco;

•	a majority of the members of our board of directors shall be independent directors;

•	the non-management directors meet regularly in executive session;

•	directors have full and free access to management and employees of our company, and the right to hire and consult with independent advisors at our expense;

•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•	at least annually, our board of directors and its committees will conduct self-evaluations to determine whether they are functioning effectively.

Our board of directors, upon the recommendation of our nominating and corporate governance committee, has appointed Mr. Nichols as lead director. Mr. Nichols is an independent director within the meaning of applicable NYSE rules. His duties as lead director include the following:

•	chairing any meeting of our non-management or independent directors in executive session;

•	meeting with any director who is not adequately performing his or her duties as a member of our board of directors or any committee;

•	facilitating communications between other members of our board of directors and the chairman of our board of directors and/or the chief executive officer; however, each director is free to communicate directly with the chairman of our board of directors and with the chief executive officer;

•	monitoring, with the assistance of our general counsel, communications from stockholders and other interested parties and providing copies or summaries to the other directors as he considers appropriate;

•	working with the chairman of our board in the preparation of the agenda for each board of directors meeting and in determining the need for special meetings of the board of directors; and

•	otherwise consulting with the chairman of our board of directors and/or the chief executive officer on matters relating to corporate governance and the performance of our board of directors.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Following the closing of this offering, a copy of the code of business conduct and ethics will be posted on the Investor Relations section of our website, which is located at www.ameresco.com. In addition, we intend to post on our website all disclosures that are required by law or applicable NYSE listing standards concerning any amendments to, or waivers from, any provision of the code.

Director Compensation

Since our company was formed, we have not paid cash compensation to any director for his or her service as a director. However, non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending our board and committee meetings. Messrs. Bulger, Jesanis, Nichols and Sutton are our non-employee directors.

In the past, we have granted options to purchase shares of our Class A common stock to our non-employee directors. We did not grant any options or shares of restricted stock to our non-employee directors during 2009.

None of Mr. Sakellaris, Mr. Anderson or Mr. Corrsin has ever received any compensation in any form in connection with his service as a director, and none of Mr. Bulger, Mr. Nichols or Mr. Sutton received any compensation in any form in connection with his service as a director in 2009. Mr. Jesanis was appointed to our board of directors in April 2010 and has not received any compensation in any form in connection with his service as a director.

In anticipation of becoming a public company, our board of directors adopted the following director compensation plan for non-employee directors in April 2010. As indicated below, some of these compensation arrangements apply to all non-employee directors, while others apply only to non-employee directors elected to the board of directors from and after April 2010, except as noted below. Employee directors will continue to not be compensated for their service on our board of directors.

Cash Compensation.  Each non-employee director initially elected to the board of directors from and after April 2010 will receive a $10,000 annual retainer. The chair of the audit committee will receive an additional annual retainer of $12,000, the chair of the compensation committee will receive an additional annual retainer of $8,000, and the chair of the nominating and corporate governance committee will receive an additional annual retainer of $6,000. Each non-employee director, other than the chair, who serves on the audit committee will receive an additional $2,500 annual retainer, each non-employee director, other than the chair, who serves on the compensation committee will receive an additional $2,000 annual retainer, and each non-employee director, other than the chair, who serves on the nominating and corporate governance committee will receive an additional annual retainer of $1,000. Each non-employee director will receive $1,000 for each in person board meeting or committee meeting (if not on the same day as a board meeting) he or she attends and $500 for each telephonic board meeting or committee meeting (if not on the same day as a board meeting) in which he or she participates.

Equity Compensation.  The following equity compensation arrangements apply only to non-employee directors initially elected to the board of directors from and after April 2010. Upon his or her initial election to the board of directors, each such non-employee director will be granted an option to purchase 40,000 shares of our Class A common stock. On the date of each annual meeting of stockholders, beginning with the year following his or her initial election as a director, each such non-employee director will receive an additional option to purchase 10,000 shares of our Class A common stock. Both the initial and annual options will become exercisable as to 20% of the shares subject to the option on each of the first five anniversaries of the option grant date, subject to the director’s continued service on our board of directors. All such options will have an exercise price equal to the fair market value of the Class A common stock on the date of grant and will become exercisable in full upon a change in control of Ameresco.

Director Stock Ownership Guidelines

Our board of directors has adopted the following stock ownership guidelines for our non-employee directors. Each non-employee director is expected to own 1,000 shares of Class A common stock by the first anniversary of his or her initial election as a director, 2,000 shares of by the second anniversary, 3,000 shares by the third anniversary, 4,000 shares by the fourth anniversary, and 5,000 shares by the fifth anniversary and thereafter.

Compensation Discussion and Analysis

This section discusses the material elements of our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and is intended to place in perspective the data presented in the tables and narrative that follow.

In preparing to become a public company, we have begun a thorough review of all elements of our executive compensation program, including the function and design of our annual incentive bonus and equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

Overview of Executive Compensation Process

Roles of Our Board, Chief Executive Officer and Compensation Committee in Compensation Decisions. As a private company, our chief executive historically has overseen our executive compensation program. In this role, our chief executive officer has reviewed all compensation decisions relating to our executive officers other than himself. He has annually reviewed the performance of each of our other executive officers, and, based on these reviews, has made recommendations to our board of directors regarding salary adjustments, annual incentive bonus payments and equity incentive awards for our executive officers. Our chief executive officer has annually met in executive session with our board of directors to discuss these recommendations. Our chief executive officer has not historically been present for board discussions regarding his compensation.

In anticipation of becoming a public company, we have established a compensation committee, which will oversee our executive compensation program. Our chief executive officer will make recommendations to the compensation committee regarding the compensation of our executive officers, but the compensation committee will either make all compensation decisions regarding our executive officers or will make recommendations concerning executive compensation to our board of directors, with the independent directors making such decisions.

Competitive Market Data and Use of Compensation Consultants. Historically, we have not formally benchmarked our executive compensation against compensation data of a peer group of companies, but rather have relied on the business judgment and experience in the energy services and engineering consulting industries of our chief executive officer and our executive management team. We have developed substantial information about compensation practices and levels at comparable companies through extensive recruiting, networking and industry research. Once we are a public company, our compensation committee may elect to engage an independent compensation consulting firm to provide advice regarding our executive compensation program and general information regarding executive compensation practices in our industry. Although the compensation committee would consider such a compensation firm’s advice in establishing and approving the various elements of our executive compensation program, the compensation committee would ultimately make its own decisions, or make recommendations to our board of directors, about these matters.

Objectives and Philosophy of Our Executive Compensation Program. Our primary objective with respect to executive compensation is to attract, retain and motivate highly talented individuals who have the skills and experience to successfully execute our business strategy. Our executive compensation program is designed to:

•	reward the achievement of our annual and long-term operating and strategic goals;

•	recognize individual contributions;

•	align the interests of our executives with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing stockholder value; and

•	retain and build our executive management team.

To achieve these objectives, our executive compensation program ties a portion of each executive’s overall compensation — annual incentive bonuses — to key corporate financial goals and to individual goals. We have also provided a portion of our executive compensation in the form of restricted stock and option awards that vest over time, which we believe helps to retain our executive officers and aligns their interests with those of our stockholders by allowing them to participate in our long-term performance as reflected in the trading price of shares of our common stock.

Elements of Our Executive Compensation Program. The primary elements of our executive compensation program are:

•	base salaries;

•	annual incentive bonuses;

•	equity incentive awards; and

•	other employee benefits.

We have not adopted any formal or informal policies or guidelines for allocating compensation among these elements.

Base Salaries. We use competitive base salaries to attract and retain qualified candidates to help us achieve our growth and performance goals. Base salaries are intended to recognize an executive officer’s immediate contribution to our organization, as well as his or her experience, knowledge and responsibilities.

Historically, our chief executive officer (with respect to executive officers other than himself) has annually evaluated and adjusted executive officer base salary levels based on factors determined to be relevant, including:

•	the executive officer’s skills and experience;

•	the particular importance of the executive officer’s position to us;

•	the executive officer’s individual performance;

•	the executive officer’s growth in his or her position; and

•	base salaries for comparable positions within our company and at other companies.

Our chief executive officer’s base salary has been determined by the non-management members of our board of directors, taking into account these same factors.

We have historically made annual base salary adjustments during the year, often around the anniversary of the executive’s hire, with the adjustments taking effect as of the anniversary of hire (rather than as of the beginning of the year). In 2009, we increased the base salaries for Messrs. Anderson, Spence, Cunningham and Maltezos by 2.3%, 4.8%, 17.9% and 9.3%, respectively, and made no adjustment for Mr. Sakellaris.

Once we are a public company, our compensation committee will perform such annual evaluations, and we expect that it will consider similar factors, as well as perhaps the input of a compensation firm and peer group benchmarking data, in making any adjustments to executive officer base salary levels.

Annual Incentive Bonus Program. Each year we establish an incentive bonus program in which all of our executive officers, as well as most other full-time employees, participate. These annual incentive bonuses are intended to compensate our executive officers for our achievement of corporate financial goals, as well as individual performance goals.

Under our incentive bonus program for 2009, the total bonus pool payable is determined based on our performance with respect to the following corporate goals: revenue and adjusted EBITDA from ongoing operations (for both the company and for one particular organizational unit), value of customer contracts signed, proposal volume and qualitative operational measures. The specific targets for each of these performance metrics were established near the beginning of 2009 by our board of directors, with input from our chief executive officer and other executive officers. These targets were based on our historical operating results and growth rates, as well as our expected future results, and were designed to require significant effort and operational success on the part of our company. In particular, the revenue and adjusted EBITDA from ongoing operations goals for the organizational unit that comprise an element of the incentive bonus program (which are not shown in the table below for confidentiality reasons) were viewed as difficult to achieve, because they represented significant increases over the comparable results for 2008, less than two-thirds of the revenue target was covered by contracts that had been executed at the time the goal was established (which was an unusually low proportion based on our operating history), and attaining those goals further required us to complete and commission several plants on tight schedules. The amount of the total bonus pool can be up to ten percent of our adjusted EBITDA from continuing operations for 2009, with the actual percentage based on our performance against these corporate financial goals.

The table below shows, for each of the company-wide financial metrics used in calculating the total bonus pool available under our 2009 incentive bonus program, both the goal established by our board and our actual performance against that goal:

Goal	Target	Result

Revenue	$470 million	$
Adjusted EBITDA from ongoing operations*	$37 million	$
Value of customer contracts signed	$800 million	$
Proposal volume	$1.7 billion	$

*	This differs from adjusted EBITDA as reported in the Summary Consolidated Financial Data table on page 8 and in “Selected Consolidated Financial Data” because this measure excludes certain items that we consider to be non-recurring in nature. Adjusted EBITDA from ongoing operations is a non-GAAP financial measure and should not be considered as an alternative to operating income or any other measure of financial performance calculated and presented in accordance with GAAP.

Based on our performance set forth in the above table and our performance against the qualitative operational measures under our 2009 incentive bonus program, the total bonus pool payable under this program was calculated at $         , which represents    % (out of a maximum of 10%) of our 2009 adjusted EBITDA from ongoing operations.

Once the total bonus pool is calculated, it is allocated among our executive officers and organizational units based on their performance with respect to financial and operational goals for 2009. These goals, and the specific targets with respect to each goal, were established near the beginning of 2009 by our board of directors, based on recommendations from our executive management team, including our chief executive officer.

In addition to the corporate and organizational unit goals described above, members of management — including each of our executive officers — were assigned written individual performance goals near the beginning of fiscal 2009. For our executive officers other than our chief executive officer, these individual goals were set by our chief executive officer in collaboration with our executive management team; the individual goals for our chief executive officer were set by our board of directors, taking into account discussions with our chief executive officer.

The individual goals established for our named executive officers (as listed in the Summary Compensation Table appearing on page 98) related to the following areas:

Mr. Sakellaris — his individual goals were identical to the corporate goals used in calculating the total bonus pool.

Mr. Spence — revenue and adjusted EBITDA from ongoing operations for the company and a particular function; corporate expense containment; completion of financing and lending arrangements; development of strategic plans; and financial reporting efficiencies.

Mr. Maltezos — revenue, adjusted EBITDA from ongoing operations and cash flow for a particular organizational unit; development of growth opportunities; operational efficiencies; safety record; and customer satisfaction.

Mr. Cunningham — marketing and business development initiatives.

Mr. Anderson — revenue, adjusted EBITDA from ongoing operations and gross profit margin for certain geographic regions; proposal volume for certain geographic regions; hiring goals; customer win ratio; and customer satisfaction.

Each participant in the 2009 incentive bonus program was assigned a maximum bonus, expressed as a percentage of his or her annual base salary. The maximum bonus payment for our chief executive officer is 50% of his base salary. For each of our other executive officers, the maximum bonus payment is 40% of his base salary.

Once the total bonus pool for the 2009 program is determined and allocated among our executive officers and organizational units, the bonus pool for each organizational unit is allocated among its members based on their performance with respect to their individual performance goals, subject to the maximum payments described above. For our executive officers other than our chief executive officer, the assessment of performance against individual goals and the determination of individual bonus payments are done by our chief executive officer, subject to approval by our board of directors.

The bonus payments to our executive officers under our incentive bonus program for 2009 have not yet been determined. We expect that they will be determined in the second quarter of 2010.

Once we are a public company, our compensation committee, or our board of directors based on recommendations from our compensation committee, will establish and administer our annual incentive bonus program for executive officers.

Equity Incentive Awards. Our equity incentive award program is the primary vehicle for offering long-term incentives to our executive officers. To date, equity incentive awards to our executive officers have been made in the form of restricted stock awards and stock options, with options being the primary form of equity grants in recent years. We believe that equity incentive awards:

•	provide our executive officers with a strong link to our long-term performance by enhancing their accountability for long-term decision making;

•	help balance the short-term orientation of our annual incentive bonus program;

•	create an ownership culture by aligning the interests of our executive officers with the creation of value for our stockholders; and

•	further our goal of executive retention.

Employees who are considered important to our long-term success are eligible to receive equity incentive awards, which generally vest over five years. Equity incentive awards have been granted to over 25% of our current employees.

Historically, all equity awards to our executive officers have been approved by our board of directors, with input from our chief executive officer and our executive management team. In determining the size of equity awards to executive officers, our board and chief executive officer have generally considered the executive’s experience, skills, level and scope of responsibilities, existing equity holdings, and comparisons to comparable positions in our company.

Once we are a public company, our compensation committee will have the authority to make equity awards to our executive officers and to administer our equity compensation plans.

We do not have any equity ownership guidelines or requirements for our executive officers.

Other Employee Benefits. We maintain broad-based benefits that are provided to all employees, including our 401(k) retirement plan, flexible spending accounts, medical and dental care plans, life insurance, short- and long-term disability policies, vacation and company holidays. Our executive officers are eligible to participate in each of these programs on the same terms as non-executive employees; however, employees at the director level and above are eligible for life insurance coverage equal to three times (rather than twice) their annual base salary.

Severance and Change of Control Arrangements. We have no severance or change of control agreements with our executive officers, other than the acceleration of stock option vesting as described under “Executive Compensation — Potential Payments upon Termination or Change of Control” below.

Risk Considerations in our Compensation Program. We do not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on our company. In addition, we do not believe that the mix and design of the components of our executive compensation program encourage management to assume excessive risks.

Tax Considerations. Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1.0 million paid by a public company to its chief executive officer and to each other officer (other than its chief executive officer and chief financial officer) whose compensation is required to be reported to stockholders by reason of being among the three other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We will periodically review the potential consequences of Section 162(m) on the various elements of our executive compensation program, and we generally intend to structure the equity incentives component of our executive compensation program, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our board of directors or compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Section 409A of the Code applies to plans, agreements and arrangements that provide for the deferral of compensation, and imposes penalty taxes on employees if those plans, agreements and arrangements do not comply with Section 409A. We have sought to structure our executive compensation arrangements to be exempt from, or comply with, Section 409A.

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and our three next most highly compensated executive officers during our fiscal year ended December 31, 2009. We refer to these individuals as our named executive officers.

			Option	All Other
Name and	Salary	Bonus	Awards	Compensation	Total
Principal Position	($)	($)(1)	($)(2)	($)(3)	($)

George P. Sakellaris(4)	500,000		2,049,424	26,785	2,576,209
President and Chief Executive Officer
Andrew B. Spence	220,000		16,816	14,504	251,320
Vice President and Chief Financial Officer
Louis P. Maltezos	250,000		119,658	15,870	385,528
Executive Vice President and General Manager
William J. Cunningham	250,000		20,834	15,175	286,009
Senior Vice President, Corporate Government Relations
David J. Anderson(4)	264,750		—	15,911	280,661
Executive Vice President, Business Development

(1)	The bonus payments to our executive officers under our incentive bonus program for 2009 have not yet been determined. We expect that they will be determined in the second quarter of 2010.

(2)	Value is equal to the aggregate grant date fair value of stock options computed in accordance with ASC Topic 718. These amounts do not represent the actual amounts paid to or realized by the named executive officer with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus.

(3)	Amounts represent the value of perquisites and other personal benefits, which are further detailed below.

	Matched 401(k)	Group Life	Auto
	Contribution ($)	Insurance ($)	Insurance ($)	Total ($)

George P. Sakellaris	14,700	10,585	1,500	26,785
Andrew B. Spence	13,521	983	—	14,504
Louis P. Maltezos	14,700	1,170	—	15,870
William J. Cunningham	14,005	1,170	—	15,175
David J. Anderson	14,700	1,211	—	15,911

(4)	Messrs. Sakellaris and Anderson are also members of our board of directors, but do not receive any additional compensation in their capacities as directors.

Grants of Plan-Based Awards in 2009

The following table sets forth information regarding grants of compensation in the form of plan-based awards during the fiscal year ended December 31, 2009 to our named executive officers.

			All Other			Grant
			Option			Date
			Awards:	Exercise		Fair
			Number of	or Base	Market	Value of
			Securities	Price of	Price on	Stock and
			Underlying	Option	Grant	Option
	Grant	Approval	Options	Awards	Date	Awards
Name	Date	Date	(#) (1)	($/Sh)	($/Sh)	($)

George P. Sakellaris	9/30/2009	9/30/2009	600,000	6.055	11.00	6,600,000
Andrew B. Spence	—	—	—	—	—	—
Louis P. Maltezos	7/22/2009	7/22/2009	100,000	6.055	9.00	900,000
William J. Cunningham	7/22/2009	7/22/2009	50,000	6.055	9.00	450,000
David J. Anderson	—	—	—	——	—	—

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2009. No unvested restricted stock was held by our named executive officers as of December 31, 2009.

	Option Awards (1)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

George P. Sakellaris	—	600,000	6.055	9/30/2019
Andrew B. Spence	300,000	—	0.875	4/25/2012
	100,000	—	1.875	10/16/2013
	65,000	35,000	3.25	7/26/2016
Louis P. Maltezos	200,000	—	2.75	6/25/2014
	75,000	25,000	3.25	1/27/2016
	90,000	110,000	4.22	7/25/2017
	—	100,000	6.055	7/22/2019
William J. Cunningham	—	50,000	6.055	7/22/2019
David J. Anderson	—	—	—	—

(1)	All option awards and stock awards listed in this table were granted under the 2000 stock plan. Each option listed above vests or has vested as to 20% of the shares on the first anniversary of the grant date, and as to an additional five percent of the shares at the end of each successive three-month period of employment with us until the fifth anniversary of the grant date. Under the terms of the individual stock option agreements we have entered into with our named executive officers, if, an “Acquisition Event” (as defined in the 2000 stock plan) involving us occurs, and prior to the one-year anniversary of such Acquisition Event the executive’s employment is terminated without Cause (as defined in the 2000 stock plan) or the executive voluntarily terminates his or her employment for Good Reason (as defined in the 2000 stock plan) prior to such anniversary, then the number of shares subject to the option which would have vested and become exercisable had the last 24 months (or if less than 24 months remained, such lesser period) of scheduled vesting been accelerated shall vest and become exercisable immediately prior to such named executive officer’s termination date.

Option Exercises and Stock Vested

No named executive officer exercised any options during the fiscal year ended December 31, 2009. The following table sets forth information regarding the exercise of options by and the vesting of restricted stock awards held by our named executive officers during the fiscal year ended December 31, 2009.

	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
	Acquired on Exercise	Exercise	Acquired on Vesting	Vesting
Name	(#)	($)	(#)	($) (1)

George P. Sakellaris	—	—	2,000,000	12,110,000
Andrew B. Spence	—	—	—	—
Louis P. Maltezos	—	—	—	—
William J. Cunningham	—	—	—	—
David J. Anderson	—	—	—	—

(1)	There was no public market for our Class A common stock on the date that these shares of restricted stock vested. The value realized has been calculated by multiplying the fair value of our Class A common stock as of the date that such shares vested, based on the fair value that was most recently determined by our board of directors, by the number of vested shares.

Potential Payments Upon Termination or Change of Control

Each of our named executive officers is entitled to acceleration of certain unvested options he holds if he were to be terminated without cause or resign for good reason prior to the one-year anniversary of a sale of our company. The table below summarizes the value of the additional vested option awards based on stock options held on December 31, 2009.

	Value of Additional
	Vested Option	Total
Name	Awards($)(1)	Benefits

George P. Sakellaris	(2)
Andrew B. Spence	(3)
Louis P. Maltezos	(4)
William J. Cunningham	(5)
David J. Anderson	—

(1)	Valuation of acceleration of these options is determined by subtracting the exercise price of such option from a price per share of our Class A common stock of $ , which is the midpoint of the estimated price range shown on the cover of this prospectus, and multiplying the resulting difference by the number of shares subject to acceleration by the option.

(2)	Upon termination without cause or resignation for good reason prior to the one-year anniversary of a sale of our company, options to purchase 240,000 shares of Class A common stock would vest and become immediately exercisable.

(3)	Upon termination without cause or resignation for good reason prior to the one-year anniversary of a sale of our company, options to purchase 60,000 shares of Class A common stock would vest and become immediately exercisable.

(4)	Upon termination without cause or resignation for good reason prior to the one-year anniversary of a sale of our company, options to purchase 94,000 shares of Class A common stock would vest and become immediately exercisable.

(5)	Upon termination without cause or resignation for good reason prior to the one-year anniversary of a sale of our company, options to purchase 20,000 shares of Class A common stock would vest and become immediately exercisable.

Stock Option and Other Compensation Plans

2010 Stock Incentive Plan

The 2010 stock plan, which will become effective upon the closing of this offering, was adopted by our board of directors in May 2010 and approved by our stockholders in June 2010. The 2010 stock plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon its effectiveness, 10,000,000 shares of our Class A common stock will be reserved for issuance under the 2010 stock plan.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2010 stock plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of our Class A common stock with respect to which awards may be granted to any participant under the 2010 stock plan is 2,000,000 per year.

In accordance with the terms of the 2010 stock plan, our board of directors has authorized our compensation committee to administer the 2010 stock plan. Pursuant to the terms of the 2010 stock plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of our Class A common stock covered by the award and the dates upon which the award will vest;

•	with respect to options, the exercise price and period of exercise; and

•	with respect to restricted stock and other stock-based awards, the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

Upon a merger or other reorganization event, our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to the 2010 stock plan as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of our Class A common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our Class A common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which our Class A common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2010 stock plan after 2020. Our board of directors may amend, suspend or terminate the 2010 stock plan at any time, except that stockholder approval will be required to comply with applicable law or NYSE requirements.

2000 Stock Incentive Plan

The 2000 stock plan was adopted in October 2000. As of March 31, 2010, a maximum of 28,500,000 shares of our Class A common stock was authorized for issuance under the 2000 stock plan. The 2000 stock plan allows us to grant options, restricted stock awards and other stock-based awards to our employees, officers and directors as well as outside consultants and advisors we retain from time to time. As of March 31, 2010, under the 2000 stock plan, options to purchase 9,403,200 shares of our Class A common stock were outstanding, 2,176,700 shares of our Class A common stock had been issued and were outstanding pursuant to the exercise of options, 8,422,250 shares of our Class A common stock had been issued pursuant to restricted stock awards and remain outstanding, and 8,492,600 shares of our Class A common stock were available for future awards. After the effective date of the 2010 stock plan, we will grant no further stock options or restricted stock awards under the 2000 stock plan.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate upon commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2009, plus $5,500 for those age 50 and over, and have the amount of the reduction contributed to the 401(k) plan. We currently match on a per payroll basis up to 100% of the first six percent of base compensation and commissions that a participant contributes to his or her in 401(k) plan, up to $14,700 in 2009, subject to certain time of service and other eligibility conditions.

Limitation of Liability and Indemnification

As permitted by Delaware law, we have included provisions in our restated certificate of incorporation, which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors to the maximum extent permitted by Delaware law. Our directors will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not affect the availability of equitable remedies, including injunctive relief or rescission. Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our restated certificate of incorporation that will become effective upon the closing of this offering also provides that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our restated certificate of incorporation that will become effective upon the closing of this offering are not exclusive.

In addition, we have entered into indemnification agreements with each of our directors. Each indemnification agreement will provide that we will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as our director, officer, employee or agent, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director we are required to advance his expenses in connection with his defense, subject to certain conditions, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information concerning our company.

RELATED PERSON TRANSACTIONS

Since January 1, 2007, we have engaged in the following transactions with our directors, executive officers and holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and holders of more than five percent of our voting securities. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Conversion of Common Stock into Class A Common Stock and Convertible Preferred Stock into Class B Common Stock

Prior to the closing of this offering, we will amend and restate our certificate of incorporation to (i) reclassify all outstanding shares of our common stock as Class A common stock and (ii) provide that each share of our convertible preferred stock will be convertible into shares of our Class B common stock. Each share of our Class B common stock will be entitled to five votes per share, will be convertible at any time into one share of our Class A common stock at the option of the holder of such shares and will automatically convert into one share of our Class A common stock upon the occurrence of certain specified events. See “Description of Capital Stock — Common Stock.”

As of April 30, 2010, three of our executive officers, Mr. Sakellaris, Mr. Anderson and Mr. Corrsin, one of our non-employee directors, Mr. Sutton, and one of our five percent stockholders, Mr. Arthur Sakellaris, beneficially owned 3,350,000, 1,020,000, 1,500,000, 1,000,000 and 1,600,000 shares of our common stock, respectively, which, prior to the amendment and restatement of our certificate of incorporation, collectively represented approximately 48.57% of our outstanding common stock. Upon the amendment and restatement of our certificate of incorporation, these shares will be reclassified as 3,350,000, 1,020,000, 1,500,000, 1,000,000 and 1,600,000 shares of our Class A common stock, respectively. Our founder, principal stockholder, chief executive officer and president, Mr. Sakellaris, owns 3,000,000 shares of our convertible preferred stock, which represents all of our outstanding convertible preferred stock. Upon the closing of this offering, these shares will automatically convert into 18,000,000 shares of our Class B common stock and will represent all of the shares of our Class B common stock outstanding.

Subordinated Note and Indemnity

On May 17, 2000, our board of directors authorized us to borrow $2,998,750 from Mr. Sakellaris, and this loan is evidenced by a subordinated note in favor of Mr. Sakellaris. The subordinated note bears interest at the rate of ten percent per annum, which is payable monthly in arrears, and all amounts outstanding under the subordinated note are payable on demand. During each of 2007, 2008 and 2009, we made interest payments of $300,000 to Mr. Sakellaris under the subordinated note. As of April 30, 2010, the entire $2,998,750 principal amount under the subordinated note remains outstanding. Our obligations under this note are subordinated to our obligations under our senior credit facilities. See “Management’s Discussion and Analysis — Liquidity and Capital Resources.” We will repay in full the outstanding principal balance of and all accrued but unpaid interest on this subordinated note using net proceeds from this offering. See “Use of Proceeds.”

Our sureties have historically required that Mr. Sakellaris personally indemnify them for up to an aggregate of $50 million of losses associated with the bonds they have provided on our behalf. As consideration for this personal indemnity, in October 2006, we issued to Mr. Sakellaris 2,000,000 shares of restricted stock, which vested in full on the third anniversary of the issuance, and in September 2009, we granted Mr. Sakellaris an option to purchase 600,000 shares of common stock, which vests as to 20% of the shares on the first anniversary of the grant date and as to an additional five percent at each successive three-month period.

Other Transactions

In 2002, we entered into a letter agreement, which we refer to as the Terra agreement, with TERRA Nova Holdings LLC, or Terra, which was under the common control of William H. Kremer and Samuel T. Byrne, each of whom then held more than five percent of our outstanding common stock. Under the Terra agreement, Terra provided us with consulting services related to a 2002 acquisition in exchange for a $344,000 cash fee to be payable by us in specified circumstances. Terra subsequently assigned its rights under the Terra agreement to CrossHarbor Capital Partners LLC, or CrossHarbor, which was also under the common control of Messrs. Kremer and Byrne. On September 25, 2008, we entered into a warrant termination agreement with Messrs. Kremer and Byrne, each of whom still held more than five percent of our outstanding common stock, and CrossHarbor and Terra, each of which remained under the common control of Messrs. Kremer and Byrne. Pursuant to the warrant termination agreement, we and the other parties agreed to terminate a warrant pursuant to which CrossHarbor had the right to purchase up to 1,480,000 shares of our common stock at a purchase price of $0.22 per share in exchange for a $1,959,400 cash payment by us to CrossHarbor. In addition, under the warrant termination agreement, in consideration of the termination of the Terra agreement, we agreed to reduce the exercise price per share under two separate warrants held by CrossHarbor, each for the purchase of up to 60,000 shares of our common stock, from $0.22 to $0.005. Immediately following the consummation of the transactions under the warrant termination agreement, CrossHarbor transferred one of its warrants for the purchase of up to 60,000 shares of our common stock to Mr. Kremer, and the other to Mr. Byrne.

On September 25, 2008, we also entered into a stock repurchase agreement with Mr. Kremer, pursuant to which we purchased 1,333,334 shares of our common stock from Mr. Kremer, for an aggregate purchase price of $4,546,669, or $3.41 per share, as a result of which Mr. Kremer ceased to be a stockholder of our company.

On September 25, 2008, we entered into a warrant termination agreement with AMCAP Holdings, Ltd, or AMCAP, which was wholly-owned by Mr. Byrne. Pursuant to the agreement, we and AMCAP agreed to terminate a warrant pursuant to which AMCAP had the right to purchase up to 1,587,372 shares of our common stock at a purchase price of $0.005 per share in exchange for a $5,605,002 cash payment from us.

On October 14, 2008, Mr. Byrne transferred the warrant to purchase up to 60,000 shares of our common stock transferred to him by CrossHarbor to a charitable institution. On December 2, 2008, we and the charitable institution entered into a warrant termination agreement pursuant to which the charitable institution agreed to terminate the warrant in exchange for a $204,300 cash payment from us.

On November 11, 2008, AMCAP transferred a warrant to purchase up to 7,342 shares of our common stock to a charitable institution. On December 2, 2008, we and the charitable institution entered into a warrant termination agreement pursuant to which the charitable institution agreed to terminate the warrant in exchange for a $25,000 cash payment from us.

In April 2007, we repurchased from David J. Anderson, our executive vice president, business development and a member of our board of directors, 180,000 shares of our common stock at a purchase price per share of $3.41.

On April 26, 2010, in connection with the resolution of a dispute related to a prior stock option grant, we issued an option to purchase 140,000 shares of our common stock, at an exercise price of $13.045 per share, to Michael E. Castonguay, an employee and holder of more than five percent of our outstanding common stock. The option will vest as to 40% of the shares on the first anniversary of the grant date and as to an additional 7.5% of the shares at the end of each successive three-month period thereafter.

Director Indemnification Agreements

We have entered into indemnification agreements with each of our directors. The indemnification agreements and our restated certificate of incorporation and restated by-laws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management — Limitation of Liability and Indemnification.”

Registration Rights

We entered into a stockholder agreement on September 25, 2008 with three of our stockholders, Mr. Sakellaris, Mr. Byrne and AMCAP. After the closing of this offering and the sale by the selling stockholders of the shares of our Class A common stock offered by them hereby, Mr. Byrne will beneficially own 1,333,334 shares of our Class A common stock and AMCAP will hold an exercisable warrant to purchase up to 405,286 shares of our Class A common stock. Pursuant to the stockholder agreement, if during the two-year period following the closing of this offering, we propose to register shares of our Class A common stock under the Securities Act, other than under a registration statement on Form S-4 or Form S-8 (or any other successor forms used to register shares issued by us under an employee benefit plan or dividend reinvestment plan or pursuant to an acquisition or merger, or any other form for a similar limited purpose), then we are required to give Mr. Byrne and AMCAP notice of our intent to make the registration and, subject to certain exceptions, Mr. Byrne and AMCAP will have the right to request that some or all of their shares be included in such registration. If Mr. Byrne or AMCAP makes such a request, then we will be required to use our commercially reasonable efforts to cause such shares to be included in that registration statement. Mr. Byrne’s and AMCAP’s registration rights under the stockholder agreement expire upon the earliest of the second anniversary of the closing of this offering, the time when he or it no longer holds any “registrable securities,” which includes the shares currently held by Mr. Byrne as well as the shares of our Class A common stock issuable upon exercise of AMCAP’s warrant, and the time when Mr. Byrne and AMCAP together hold less than two percent of our Class A and Class B common stock.

The foregoing description of these registration rights is intended as a summary only and is qualified in its entirety by reference to the stockholder agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or five percent stockholders (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If the general counsel determines that advance review and approval is not practicable, then the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions previously approved by the audit committee or otherwise already existing that are ongoing in nature in nature will be reviewed annually, or more frequently if the audit committee determines such review to be necessary.

The audit committee will review all relevant information available to it about the related person transaction and may approve or ratify it only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, Ameresco’s best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by our compensation committee in the manner specified in its charter.

PRINCIPAL AND SELLING STOCKHOLDERS

This section sets forth certain information regarding the beneficial ownership of our Class A and Class B common stock as of April 30, 2010 (adjusted as set forth below) and immediately after the closing of this offering by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than five percent of our Class A and Class B common stock;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For purposes of the table below, the percentage ownership calculations for beneficial ownership prior to this offering are based on 14,992,284 shares of our Class A common stock and 18,000,000 shares of our Class B common stock outstanding as of April 30, 2010. Our assumed total outstanding share numbers reflect (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock, (iii) the conversion of all shares of our convertible preferred stock, other than those held by Mr. Sakellaris into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock. The table below assumes that there are           shares of our Class A common stock and 18,000,000 shares of our Class B common stock outstanding immediately following the closing of this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of shares to persons who possess sole or shared voting power or investment power with respect to our shares. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of April 30, 2010 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Except as otherwise indicated in the footnotes to the table below, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information presented in the table below is not necessarily indicative of beneficial ownership for any other purpose. Beneficial ownership representing less than one percent is denoted with an asterisk (*).

Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class A common stock is entitled to one vote per share of Class A common stock and each holder of Class B common stock is entitled to five votes per share of Class B common stock. See “Description of Capital Stock — Common Stock.”

						Shares of
						Class A
	Shares Beneficially Owned Prior to Offering					Common	Shares Beneficially Owned After Offering
	Class A		Class B		% Total	Stock	Class A	Class B	% Total
	Common Stock		Common Stock		Voting	Being	Common Stock	Common Stock	Voting
Name of Beneficial Owner	Shares	%	Shares	%	Power	Offered	Shares %	Shares %	Power

Five Percent Stockholders:
George P. Sakellaris(1)	3,350,000	22.34	18,000,000	100.00	88.91
Samuel T. Byrne(2)	1,738,620	11.29	—	—	1.66
Arthur P. Sakellaris(3)	1,600,000	10.67	—	—	1.52
Michael R. Castonguay(4)	885,000	5.78	—	—	0.84
Directors and Named Executive Officers:
Andrew B. Spence(5)	475,000	3.07	—	—	0.45
Louis P. Maltezos(6)	395,000	2.57	—	—	0.38
William J. Cunningham	—	—	—	—	—
David J. Anderson	1,020,000	6.80	—	—	1.97
William M. Bulger(7)	150,000	*	—	—	0.14
David J. Corrsin	1,500,000	10.01	—	—	1.43
Michael E. Jesanis	—	—	—	—	—
Guy W. Nichols(7)	150,000	*	—	—	0.14
Joseph W. Sutton(8)	1,000,000	6.67	—	—	1.95
All executive officers and directors as a group (14 persons)(9)	9,737,500	56.05	18,000,000	100.00	95.00
Other Selling Stockholders:

(1)	Mr. Sakellaris’ address is c/o Ameresco, Inc., 111 Speen Street, Framingham, Massachusetts 01701. Includes 12,000,000 shares of our Class B common stock held by the Ameresco 2010 Annuity Trust, of which Mr. Sakellaris is trustee and the sole beneficiary.

(2)	Includes 405,286 shares of our Class A common stock issuable upon the exercise of an exercisable warrant held by AMCAP Holdings, Ltd, or AMCAP, which is wholly-owned by Mr. Byrne. The address of Mr. Byrne and AMCAP is c/o CrossHarbor Capital Partners LLC, One Boston Place, Suite 2300, Boston, Massachusetts 02108.

(3)	Arthur P. Sakellaris’ address is c/o Ameresco, Inc., 111 Speen Street, Framingham, Massachusetts 01701.

(4)	Includes 325,000 shares of our Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 30, 2010. Mr. Castonguay’s address is c/o Ameresco, Inc., 111 Speen Street, Framingham, Massachusetts 01701.

(5)	Includes 475,000 shares of our Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 30, 2010.

(6)	Includes 395,000 shares of our Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 30, 2010.

(7)	Includes 150,000 shares of our Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 30, 2010.

(8)	Consists of shares of our Class A common stock held by Sutton Ventures LP. Mr. Sutton is managing member of Sutton Ventures Group LLC, which is the general partner of Sutton Ventures LP.

(9)	Includes 2,380,000 shares of our Class A common stock issuable upon the exercise of options that are exercisable within 60 days of April 30, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our restated certificate of incorporation and by-laws are summaries and are qualified by reference to our restated certificate of incorporation and by-laws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of our Class A common stock, par value $0.0001 per share, 144,000,000 shares of our Class B common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock will be identical, except that

(i) each share of our Class A common stock will be entitled to one vote per share while each share of our Class B common stock will be entitled to five votes per share, and

(ii) each share of our Class B common stock will convertible into one share of our Class A common stock at the option of the holder at any time and will automatically convert into one share of our Class A common stock in specified circumstances (described below).

Assuming (i) a two-for-one split of our common stock, (ii) the reclassification of all outstanding shares of our common stock as Class A common stock (iii) the conversion of all shares of our convertible preferred stock other than those held by Mr. Sakellaris into shares of our Class A common stock and (iv) the conversion of all other outstanding shares of our convertible preferred stock into shares of our Class B common stock, as of April 30, 2010, there were:

•	14,992,284 shares of our Class A common stock outstanding, held of record by 39 stockholders;

•	18,000,000 shares of our Class B common stock outstanding, held of record by one stockholder, Mr. Sakellaris, our president and chief executive officer;

•	405,286 shares of our Class A common stock issuable upon the exercise of a warrant outstanding and exercisable as of April 30, 2010 (including shares of our Class A common stock that we expect to be sold in this offering by a selling stockholder upon the partial exercise of this warrant) at an exercise price of $0.005 per share, which will remain outstanding after this offering if not exercised prior to this offering; and

•	9,789,200 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of April 30, 2010 (including an aggregate of shares of our Class A common stock that we expect to be sold in this offering by selling stockholders upon the exercise of vested options) at a weighted-average exercise price of $3.78 per share.

In connection with the reclassification of our common stock as Class A common stock, each outstanding option and warrant to purchase shares of our common stock will become an option or warrant to purchase an equal number of shares of our Class A common stock at the same exercise price per share.

Voting

The holders of our Class A and Class B common stock will vote together on all matters properly submitted to our stockholders for their vote (including the election of directors). The holders of our Class A common stock are entitled to one vote for each share held on all matters properly submitted to a vote of our stockholders and do not have any cumulative voting rights with respect to the election of directors. The holders of our Class B common stock are entitled to five votes for each share held on all matters properly submitted to a vote of our stockholders and do not have any cumulative voting rights with respect to the election of directors. Delaware law generally requires holders of our Class A common stock or our Class B common stock, as applicable, to vote separately as a single class if we amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of such class of stock in a manner that affects them adversely or increases or decreases the number of shares of that class. However, we have provided in our restated certificate of incorporation that the holders of neither our Class A common stock nor our Class B common stock are entitled to a vote as a separate class in the event that the number of shares of their respective class is increased or decreased.

Dividends

Holders of our Class A and Class B common stock are entitled to share equally, on a per-share basis, in any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of our Class A common stock shall receive shares of our Class A common stock or rights to acquire shares of our Class A common stock, as the case may be, and the holders of shares of our Class B common stock shall receive shares of our Class B common stock or rights to acquire shares of our Class B common stock, as the case may be.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock.

Our Class B common stock is convertible as follows:

Voluntary Conversion. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time, at the option of the holder.

Mandatory Conversion. All shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis in the following instances:

(i) at such time when we receive a written consent executed by the holders of a majority of the shares of our Class B common stock then outstanding electing to convert all outstanding shares of our Class B common stock into our Class A common stock, or

(ii) at such time when the total number of outstanding shares of our Class B common stock is less than 20% of the aggregate number of shares of our Class A and Class B common stock then outstanding.

In addition, each share of our Class B common stock will automatically convert into one share of our Class A common stock upon any transfer of such share of our Class B common stock, whether or not for value, except for transfers to (a) the original holder of our Class B common stock, Mr. Sakellaris, certain of such Class B common stockholder’s family members or descendants, entities controlled by such Class B common stockholder, certain trusts for the benefit of such Class B common stockholder or such holder’s family or charitable organizations established by such Class B common stockholder or certain members of such holder’s family or (b) a pledgee (subject to certain limitations) or nominee of such Class B common stockholder.

Following the closing of this offering, we may not issue or sell any shares of our Class B common stock, or any securities convertible or exercisable into shares of our Class B common stock, except for any stock splits, stock dividends, subdivisions, combinations or recapitalizations with respect to our Class B common stock and there will not be any securities outstanding that are convertible into or may be exercised to acquire shares of our Class B common stock.

No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Liquidation Rights

In the event of our liquidation or dissolution, holders of our Class A and Class B common stock are entitled to share equally, on a per-share basis, in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock.

Other Rights

Holders of our Class A and Class B common stock have no preemptive, subscription or redemption rights.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our restated certificate of incorporation, our board of directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the either or both of our Class A and Class B common stock. The issuance of preferred stock could adversely affect the voting power of holders of either or both of our Class A and Class B common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate the delay and uncertainty associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our Class A common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and By-Laws

Delaware law, our restated certificate of incorporation and our by-laws contain provisions that could have the effect of delaying or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. In addition, see “Description of Capital Stock—Common Stock” for a description of our dual class capital structure.

Staggered Board of Directors; Removal of Directors

Our restated certificate of incorporation and by-laws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all stockholders would be entitled to cast in any annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Stockholder Action by Written Consent; Special Meetings

Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our restated certificate of incorporation and by-laws also provide that special meetings of our stockholders can only be called by the chairman of our board of directors, our chief executive officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.

Delaware Business Combination Statute

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless (1) the interested stockholder attained such status with the approval of our board of directors, (2) the business combination is approved by our board of directors and stockholders in a prescribed manner or (3) the interested stockholder acquired at least 85% of our outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than ten percent of our assets, and other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 would not prevent us from engaging in a business combination with Mr. Sakellaris even though he owns greater than five percent of our outstanding voting stock because he acquired such voting stock before we were subject to Section 203.

Amendment of Restated Certificate of Incorporation and By-Laws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with the bylaw amendment provision or any of the provisions of our restated certificate of incorporation described above under “— Staggered Board of Directors; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A and Class B common stock is          .

Stock Market Listing

We have applied to list our ordinary shares on the NYSE under the symbol “AMRC.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. If a public market does develop, future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to list our Class A common stock on the NYSE under the symbol “AMRC.” Our Class B common stock will not be listed on any stock market or exchange. Due, in part, to the mandatory conversion features of our Class B common stock, we do not anticipate that there will ever be a trading market for our Class B common stock.

Upon the closing of this offering, we will have outstanding an aggregate of           shares of Class A common stock and 18,000,000 shares of Class B common stock, based on 14,992,284 shares of Class A common stock and 18,000,000 shares of our Class B common stock outstanding as of April 30, 2010, assuming no exercise by the underwriters of their over-allotment option and no exercise of outstanding options or an outstanding warrant. Of these shares, all of the shares of our Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of our Class A common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below.

The remaining shares of Class A common stock and all of the shares of our Class B common stock (and the shares of Class A common stock that they can be converted into) will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. As set forth in our restated certificate of incorporation, upon the consummation of the sale of any shares of our Class B common stock (except for sales to family members and certain affiliated persons and entities), such shares of our Class B common stock will be automatically converted into shares of our Class A common stock. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act. One such safe-harbor exemption is Rule 144, which is summarized below.

Subject to the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Shares Eligible for Sale	Comment

Date of prospectus		Shares sold in the offering and shares that can be sold under Rule 144 that are not subject to a lock-up
90 days after date of prospectus		Shares that are not subject to a lock-up and can be sold under Rule 144
180 days after date of prospectus		Lock-up released; shares can be sold under Rule 144

In addition, of the 9,789,200 shares of our Class A common stock that were issuable upon the exercise of stock options outstanding as of April 30, 2010, options to purchase 6,739,650 shares were exercisable as of April 30, 2010 and, upon exercise, these shares will be eligible for sale in the public markets, subject to the lock-up agreements and securities laws described below. Our outstanding warrant for 405,286 shares of our Class A common stock was outstanding and exercisable as of April 30, 2010, and upon exercise these shares will be eligible for sale in the public market six months after the date of exercise, subject to the lock-up agreements and securities laws described below.

Rule 144

Affiliate Resales of Shares

Affiliates of ours must generally comply with Rule 144 if they wish to sell in the public market any shares of our Class A common stock or our Class B common stock, whether or not those shares are “restricted securities.” “Restricted securities” are any securities acquired from us or one of our affiliates in a transaction not involving a public offering. All shares of our Class A and Class B common stock issued prior to the closing of this offering, and the shares of Class A common stock that our Class B common stock can be converted into, are considered to be restricted securities. The shares of our Class A common stock sold in this offering are not considered to be restricted securities.

In general, subject to the lock-up agreements described below, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate of ours at any time during the 90 days immediately before a sale can sell restricted shares of our Class A common stock or our Class B common stock in compliance with the following requirements of Rule 144.

Holding period:  If the shares are restricted securities, an affiliate must have beneficially owned the shares of our Class A or Class B common stock for at least six months.

Manner of sale:  An affiliate must sell its shares in “broker’s transactions” or certain “riskless principal transactions” or to market makers, each within the meaning of Rule 144.

Limitation on number of shares sold:  An affiliate is only allowed to sell within any three-month period an aggregate number of shares of our Class A and our B common stock that does not exceed:

•	for our Class B common stock: one percent of the number of the total number of shares of our Class A and Class B common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	for our Class B common stock converted to Class A common stock and our Class A common stock, the greater of (a) one percent of the number of the aggregate number of shares of our Class A and Class B common stock then outstanding, which will equal approximately shares immediately after this offering or (b) the average weekly trading volume in our Class A common stock on the NYSE during the four calendar weeks preceding either (i) to the extent that the seller is required to file a notice on Form 144 with respect to such sale, the date of filing such notice, (ii) date of receipt of the order to execute the transaction by the broker or (iii) the date of execution of the transaction with the market maker.

Current public information:  An affiliate may only resell its restricted securities to the extent that adequate current public information, as defined in Rule 144, is available about us, which, in our case, means that we have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days prior to the date of the sale and we have filed all reports with the SEC required by those sections during the preceding twelve months (or such shorter period that we have been subject to these filing requirements).

Notice on Form 144:  If the number of shares of either our Class A or Class B common stock being sold by an affiliate under Rule 144 during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, then the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Shares

Any person or entity who is not an affiliate of ours and who has not been an affiliate of ours at any time during the three months preceding a sale is only required to comply with Rule 144 in connection with sales of restricted shares of our Class A or Class B common stock. Subject to the lock-up agreements described below, those persons may sell shares of our Class A or Class B common stock that they have beneficially owned for at least one year without any restrictions under Rule 144 immediately following the effective date of the registration statement of which this prospectus is a part.

Further, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time such person sells shares of either our Class A or Class B common stock, and has not been an affiliate of ours at any time during the three months preceding such sale, and who has beneficially owned such shares of our Class A or Class B common stock, as applicable, for at least six months but less than a year, is entitled to sell such shares so long as there is adequate current public information, as defined in Rule 144, available about us.

Resales of restricted shares of our Class A and Class B common stock by non-affiliates are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144, described above.

Rule 701

Rule 701 under the Securities Act applies to shares purchased from us by our employees, directors or consultants, in connection with a qualified compensatory stock plan or other written agreement, either prior to the date of this prospectus or pursuant to the exercise of options granted prior to the date of this prospectus. Shares issued in reliance on Rule 701 are “restricted securities,” but may be sold in the public market beginning 90 days after the date of this prospectus (i) by our affiliates, subject to compliance with the provisions of Rule 144 other than its one-year holding period requirement, and (ii) by persons other than our affiliates, subject only to the manner of sale provisions of Rule 144.

Lock-up Agreements

Our officers and directors and the holders of           outstanding shares of our Class A common stock and all of our outstanding shares of Class B common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A or Class B common stock or securities convertible into or exchangeable for shares of our Class A common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The 180-day restricted period will be automatically extended under the following circumstances:

•	if, during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or

•	if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that other material news or a material event will occur during the 16-day period beginning on the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

Merrill Lynch, Pierce, Fenner & Smith Incorporated currently does not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may, however, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Stock Options and Warrants

As of April 30, 2010, there were 405,286 shares of our Class A common stock issuable upon the exercise of an outstanding warrant at an exercise price of $0.005 per share. We expect that      shares of our Class A common stock will be sold in this offering by a selling stockholder upon the partial exercise of this warrant, and the balance of this warrant will remain outstanding after this offering if not exercised prior to this offering.

As of April 30, 2010, we had outstanding options to purchase 9,789,200 shares of our Class A common stock at a weighted-average exercise price of $3.78 per share, of which options to purchase 6,739,650 shares were exercisable as of April 30, 2010. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares subject to outstanding options and options and other awards issuable under the 2000 stock plan and the 2010 stock plan. See “Management—Executive Compensation—Stock Option and Other Compensation Plans” for additional information regarding these plans.

Registration Rights

Mr. Sakellaris, Mr. Byrne and AMCAP have registration rights with respect to certain shares of Class A common stock held by, or issuable to, them. See “Related Person Transactions—Registration Rights.” In addition, we have agreed with another stockholder (who beneficially owns less than 1% of our outstanding Class A common stock) that he may include shares of his Class A common stock in a registration statement filed by us that covers shares of stock to be sold by our officers or employees; the terms on which he includes shares in such a registration statement must be no less favorable than those applicable to those officers or employees.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

An individual may be treated as a resident instead of a nonresident of the United States in any calendar year for U.S. federal income tax purposes if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. In addition, the Internal Revenue Service, or the IRS, could challenge one or more of the tax consequences described in this prospectus.

We assume in this discussion that each non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

In addition, this discussion does not address the tax treatment of partnerships or persons who hold their Class A common stock through partnerships or other entities which are transparent for U.S. federal income tax purposes. A partner in a partnership or other transparent entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or other transparent entity, as applicable.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of our Class A common stock.

Dividends

If we pay distributions on our Class A common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Gain on Disposition of Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our Class A common stock, that the distribution will not constitute a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any U.S. federal income tax on the distribution as permitted by U.S. Treasury Regulations.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax at a rate of 30%, or a lower rate as may be specified by an applicable income tax treaty, may also apply;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the disposition; or

•	we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our Class A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than five percent of our outstanding Class A common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our Class A common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local and non- U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBC Capital Markets Corporation
Oppenheimer & Co. Inc.
Canaccord Genuity Inc.
Cantor Fitzgerald & Co.
Stephens Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us and the selling stockholders. The underwriters have agreed to reimburse us for certain documented expenses incurred in connection with this offering.

Overallotment Option

We and the selling stockholders have granted an option to the underwriters to purchase up to          additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

We may also issue shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with in connection with business combinations or acquisitions of assets or businesses so long as the number of shares issued does not exceed five percent of our common stock outstanding immediately following the closing of this offering.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Listing

We expect the shares to be approved for listing on the NYSE under the symbol “AMRC.” In order to meet the requirements for listing on the NYSE exchange, the underwriters will have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NYSE.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly-traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenue; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than five percent of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In those cases, prospective investors may view offering terms online. Depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than this prospectus in electronic format, the information concerning any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of this prospectus or the registration statement, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter. Investors should not rely on such information.

In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Conflicts of Interest

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters, will receive more than five percent of the net proceeds from this offering when we repay the outstanding balance under our revolving senior secured credit facility, which was $24.9 million as of March 31, 2010. See “Use of Proceeds.” Because of the manner in which the proceeds will be used, the offering will be conducted in accordance with FINRA Rule 5510(h)(1) and NASD Rule 2720. These rules require, among other things, that a qualified independent underwriter has participated in the preparation of, and has exercised the usual standards of “due diligence” in respect to, the registration statement and this prospectus. Oppenheimer & Co. Inc. has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, specifically including those inherent in Section 11 of the Securities Act. Oppenheimer & Co. Inc. will not receive any additional compensation for acting in this capacity in connection with the offering. We have agreed to indemnify Oppenheimer & Co. Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Other Relationships

Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the agent and a lender under our revolving senior secured credit facility. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as

amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the Class A common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements as of December 31, 2008 and December 31, 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of Caturano and Company, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our Class A common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and in each instance we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon the closing of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. These documents will also be publicly available, free of charge, on our website, www.ameresco.com. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm.

AMERESCO, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and December 31, 2009	F-3
Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2007, December 31, 2008 and December 31, 2009	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, December 31, 2008 and December 31, 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, December 31, 2008 and December 31, 2009	F-6
Notes to Consolidated Financial Statements	F-8
Condensed Consolidated Balance Sheets as of December 31, 2009 and March 31, 2010 (unaudited)	F-35
Condensed Consolidated Statements of Income and Comprehensive Income for the three months ended March 31, 2009 (unaudited) and March 31, 2010 (unaudited)	F-36
Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three months ended March 31, 2010 (unaudited)	F-37
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2009 (unaudited) and March 31, 2010 (unaudited)	F-38
Notes to Condensed Consolidated Financial Statements (unaudited)	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Ameresco, Inc. and Subsidiaries

We have audited the accompanying consolidated balances sheets of Ameresco, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ameresco, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

CATURANO AND COMPANY, P.C.

March 31, 2010, except for the “Stock Split” section of Note 2, as to which the date is            , 2010 Boston, Massachusetts

The foregoing report is in the form that will be signed upon the completion of the common stock split described in the “Stock Split” section of Note 2 in the consolidated financial statements.

/s/ Caturano and Company, P.C.
CATURANO AND COMPANY, P.C.

Boston, Massachusetts
May 28, 2010

AMERESCO, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	$18,149,145	$47,927,540
Restricted cash	7,743,238	9,249,885
Accounts receivable, net	49,073,084	61,279,515
Accounts receivable retainage	12,907,288	9,242,288
Costs and estimated earnings in excess of billings	9,755,691	14,009,076
Inventory, net	7,460,671	4,237,909
Prepaid expenses and other current assets	6,368,279	8,077,761
Deferred income taxes	9,540,208	9,279,473
Project development costs	10,434,641	8,468,974

Total current assets	131,432,245	171,772,421

Federal ESPC receivable financing	25,585,217	51,397,347
Property and equipment, net	3,713,218	4,373,256
Project assets, net	103,053,353	117,637,990
Deferred financing fees, net	1,032,506	3,582,560
Goodwill	13,640,265	16,132,429
Other assets	13,570,169	10,648,605

	160,594,728	203,772,187

	$292,026,973	$375,544,608

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$5,142,757	$8,093,016
Accounts payable	46,387,522	75,578,378
Accrued expenses	16,367,193	18,362,674
Billings in excess of cost and estimated earnings	20,860,311	28,166,364
Income taxes payable	2,209,386	2,129,529

Total current liabilities	90,967,169	132,329,961

Long-term debt, less current portion	90,980,463	102,807,203
Subordinated debt	2,998,750	2,998,750
Deferred income taxes	12,160,724	11,901,645
Deferred grant income (Note 5)	—	4,158,508
Other liabilities	20,833,612	18,578,754

	126,973,549	140,444,860

Commitments and contingencies (Note 13)

Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value, 3,500,000 shares authorized, 3,210,000 shares issued and outstanding	321	321
Common stock, $0.0001 par value, 60,000,000 shares authorized, 14,260,168 shares issued and 9,688,784 outstanding at December 31, 2008, 17,998,168 shares issued and 13,282,284 outstanding at December 31, 2009	1,426	1,800
Additional paid-in capital	4,346,077	10,466,312
Retained earnings	77,975,837	97,882,985
Less — treasury stock, at cost, 4,571,384 shares and 4,715,884
shares, respectively	(7,538,653)	(8,413,601)
Accumulated other comprehensive (loss) income	(698,753)	2,831,970

Total stockholders’ equity	74,086,255	102,769,787

	$292,026,973	$375,544,608

AMERESCO, INC

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2007	2008	2009

Revenue:
Energy efficiency revenue	$345,935,912	$325,031,789	$340,635,122
Renewable energy revenue	32,541,298	70,821,940	87,881,467

	378,477,210	395,853,729	428,516,589

Direct expenses:
Energy efficiency expenses	285,966,267	259,018,970	282,344,502
Renewable energy expenses	26,071,557	59,550,958	66,472,031

	312,037,824	318,569,928	348,816,533

Gross profit	66,439,386	77,283,801	79,700,056

Operating expenses:
Salaries and benefits	25,892,212	30,288,750	28,273,987
Project development costs	8,062,996	13,106,407	9,599,862
General, administrative and other	13,087,106	9,212,872	16,532,355

	47,042,314	52,608,029	54,406,204

Operating income	19,397,072	24,675,772	25,293,852

Other (expense) income, net (Note 16)	(3,138,067)	(5,187,545)	1,562,910

Income before provision for income taxes	16,259,005	19,488,227	26,856,762
Income tax provision	(5,713,590)	(1,215,127)	(6,949,614)

Net income	10,545,415	18,273,100	19,907,148

Other comprehensive income (loss):
Foreign currency translation adjustment	3,306,152	(5,059,128)	3,530,723

Comprehensive income	$13,851,567	$13,213,972	$23,437,871

Net income per share attributable to common shareholders
Basic	$0.95	$1.71	$1.99
Diluted	$0.28	$0.54	$0.61
Weighted average common shares outstanding
Basic	11,121,022	10,678,110	9,991,912
Diluted	37,552,953	33,990,547	32,705,617

AMERESCO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

									Accumulated
									Other
	Series A Preferred				Additional				Comprehensive	Total
	Stock		Common Stock		Paid-in	Retained	Treasury Stock		Income	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Shares	Amount	(Loss)	Equity

Balance, December 31, 2006	3,210,000	$321	14,080,168	$1,408	$6,583,437	$49,426,862	2,504,000	$(103,239)	$1,054,223	$56,963,012
Cumulative effect of change in accounting	—	—	—	—	—	(269,540)	—	—	—	(269,540)
Repurchase of restricted stock	—	—	—	—	—	—	728,050	(2,521,245)	—	(2,521,245)
Exercise of stock options	—	—	152,000	15	74,000	—	—	—	—	74,015
Stock-based compensation expense	—	—	—	—	2,678,638	—	—	—	—	2,678,638
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,306,152	3,306,152
Net income	—	—	—	—	—	10,545,415	—	—	—	10,545,415

Balance, December 31, 2007	3,210,000	$321	14,232,168	$1,423	$9,336,075	$59,702,737	3,238,050	$(2,624,484)	$4,360,375	$70,776,447
Repurchase of stock	—	—	—	—	—	—	1,333,334	(4,914,169)	—	(4,914,169)
Repurchase of warrants	—	—	—	—	(7,998,001)	—	—	—	—	(7,998,001)
Exercise of stock options	—	—	28,000	3	67,247	—	—	—	—	67,250
Stock-based compensation expense	—	—	—	—	2,940,756	—	—	—	—	2,940,756
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(5,059,128)	(5,059,128)
Net income	—	—	—	—	—	18,273,100	—	—	—	18,273,100

Balance, December 31, 2008	3,210,000	$321	14,260,168	$1,426	$4,346,077	$77,975,837	4,571,384	$(7,538,653)	$(698,753)	$74,086,255
Vesting of 2006 stock issuance	—	—	2,000,000	200	2,076,928	—	—	—	—	2,077,128
Repurchase of restricted stock	—	—	—	—	—	—	144,500	(874,948)	—	(874,948)
Exercise of stock options	—	—	1,738,000	174	874,586	—	—	—	—	874,760
Stock-based compensation expense	—	—	—	—	3,168,721	—	—	—	—	3,168,721
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,530,723	3,530,723
Net income	—	—	—	—	—	19,907,148	—	—	—	19,907,148

Balance, December 31, 2009	3,210,000	$321	17,998,168	$1,800	$10,466,312	$97,882,985	4,715,884	$(8,413,601)	$2,831,970	$102,769,787

AMERESCO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income	$10,545,415	$18,273,100	$19,907,148
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of project assets	2,845,131	2,713,407	5,260,805
Depreciation of property and equipment	1,056,197	1,064,859	1,372,885
Impairment of projects assets	1,997,003	3,500,000	—
Amortization of deferred financing fees	323,587	238,454	254,705
Provision for bad debts	208,159	1,092,294	552,368
Gain relating to certain business acquisitions	—	(5,850,479)	—
Gain on sale of assets	(2,300,217)	—	(691,292)
Unrealized (gain) loss on interest rate swaps	1,365,813	2,831,524	(2,263,802)
Stock-based compensation expense	2,678,638	2,940,756	3,168,721
Deferred income taxes	(3,630,780)	(2,071,600)	3,400,628
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash draws	20,720,436	25,519,347	33,051,426
Accounts receivable	(8,063,037)	(3,227,279)	(11,033,926)
Accounts receivable retainage	(3,692,345)	(115,488)	5,029,832
Federal ESPC receivable financing	(9,320,783)	(26,301,019)	(52,900,979)
Inventory	(63,196)	(3,821,507)	3,222,762
Costs and estimated earnings in excess of billings	7,163,330	3,939,285	(3,651,857)
Prepaid expenses and other current assets	2,830,274	(2,337,926)	(1,591,213)
Project development costs	(2,851,011)	(3,623,396)	1,987,761
Other assets	(200,471)	(1,934,563)	3,846,224
Increase (decrease) in:
Accounts payable and accrued expenses	(4,019,297)	(2,472,682)	27,280,548
Billings in excess of cost and estimated earnings	9,847,732	(4,602,608)	6,819,869
Other liabilities	6,224,033	(6,932,531)	8,945
Income taxes payable	(3,404,810)	2,525,472	2,264,752

Net cash provided by operating activities	30,259,801	1,347,420	45,296,310

Cash flows from investing activities:
Purchases of property and equipment	(1,789,416)	(1,863,243)	(1,797,949)
Purchases of project assets	(21,019,927)	(41,158,695)	(19,841,648)
Acquisitions, net of cash received	(10,780,467)	—	(674,110)

Net cash used in investing activities	(33,589,810)	(43,021,938)	(22,313,707)

AMERESCO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2007	2008	2009

Cash flows from financing activities:
Payments of financing fees	(73,652)	(880,044)	(2,804,759)
Proceeds from exercise of stock options	74,015	67,250	874,760
Repurchase of stock	(2,521,245)	(4,914,169)	(874,948)
Repurchase of warrants	—	(7,998,001)	—
Proceeds from (repayments of) revolving senior secured credit facility	—	34,493,460	(14,578,242)
Repayment of senior secured term and revolving credit facility	(2,500,000)	(2,500,000)	—
Proceeds from long-term debt financing	6,173,948	9,277,043	28,196,538
Restricted cash	—	(2,400,580)	(3,092,590)
Payments of long-term debt	(4,382,782)	(2,940,368)	(3,592,073)

Net cash (used in) provided by financing activities	$(3,229,716)	$22,204,591	$4,128,686

Effect of exchange rate changes on cash	$1,998,055	$(3,273,211)	$2,667,108

Net (decrease) increase in cash and cash equivalents	(4,561,670)	(22,743,138)	29,778,395

Cash and cash equivalents, beginning of year	45,453,953	40,892,283	18,149,145

Cash and cash equivalents, end of year	$40,892,283	$18,149,145	$47,927,540

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,481,849	$2,431,534	$2,904,970

Income taxes	$8,063,883	$5,304,148	$2,145,742

Supplemental disclosure of noncash investing and financing transactions:
Acquisitions, net of cash received:
Accounts receivable	$2,419,386	$—	$—
Inventory	3,575,968	—	—
Prepaids and other assets	132,500	—	18,177
Property and equipment	78,613	—	113,842
Goodwill	7,645,805	—	2,492,165
Accounts payable	(2,440,437)	—	(345,181)
Accrued expenses	(422,839)	—	(1,222,340)
Long-term debt, net	—	—	(382,553)
Other liabilities	(208,529)	—	—

	$10,780,467	$—	$674,110

Noncash ESPC receivable financing	$21,957,882	$11,925,101	$27,088,849

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Ameresco, Inc. and subsidiaries (the, “Company”) was organized as a Delaware corporation on April 25, 2000. The Company is a provider of energy efficiency solutions for facilities throughout North America. The Company operates in one business segment — providing solutions, both products and services, that enable customers to reduce their energy consumption, lower their operating and maintenance costs and realize environmental benefits. The Company’s comprehensive set of services includes upgrades to a facility’s energy infrastructure and the construction and operation of small-scale renewable energy plants. It also sells certain photovoltaic equipment worldwide. The Company operates in the United States, Canada, and Europe.

The Company is compensated through a variety of methods, including: 1) direct payments based on fee-for-services contracts (utilizing lump-sum or cost-plus pricing methodologies); 2) the sale of energy from the Company’s generating assets; and 3) direct payment for photovoltaic equipment and systems.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Codification

The accompanying consolidated financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets generally accepted accounting principles (“GAAP”) that the Company follows to ensure its financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these notes to the consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”), which was effective for the Company in 2009.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ameresco, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Gains and losses from the translation of all foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within stockholders’ equity.

Stock Split

Prior to the consummation of the initial public offering of the Company’s Class A common stock, the number of authorized shares will be increased to          . In addition, all common share and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect a two for one stock split effective on          , 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates with regard to these consolidated financial statements relate to the estimation of final construction contract profit in accordance with accounting for long-term contracts, allowance for doubtful accounts, inventory reserves, project development costs, fair value of derivative financial instruments and stock-based awards, impairment of long lived assets, income taxes and estimating potential liability in conjunction with certain commitments and contingencies. Actual results could differ from those estimates.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

Cash includes cash on deposit, overnight repurchase agreements, and amounts invested in highly liquid money market funds. Cash equivalents consist of short term investments with original maturities of three months or less. The Company maintains accounts with financial institutions and the balances in such accounts, at times, exceed federally insured limits. This credit risk is divided among a number of financial institutions that management believes to be of high quality. The carrying amount of cash and cash equivalents approximates their fair value.

Restricted Cash

Restricted cash consists of cash held in an escrow account in association with construction draws for energy savings performance contracts (“ESPCs”), as well as cash required under term loans to be maintained in debt service reserve accounts until all obligations have been indefeasibly paid in full.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. Changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009

Balance at beginning of period	$1,331,280	$1,539,439	$1,049,711
Charges to costs and expenses	249,631	385,418	1,670,589
Account write-offs and other deductions	(41,472)	(875,146)	(1,118,221)

Balance at end of period	$1,539,439	$1,049,711	$1,602,079

At each of December 31, 2008 and 2009, the Company had one customer that accounted for approximately 12% and 14%, respectively, of the Company’s total accounts receivable.

Accounts Receivable Retainage

Accounts receivable retainage represents amounts due from customers, but where payments are withheld contractually until certain construction milestones are met. Amounts retained typically range from five percent to ten percent of the total invoice.

Inventory

Inventories, which consist of photovoltaic solar panels, batteries and related accessories, are stated at the lower of cost (“first-in, first-out” method) or market (determined on the basis of estimated realizable values). Provisions have been made to reduce the carrying value to the realizable value.

Prepaid Expenses

Prepaid expenses consist primarily of short-term prepaid expenditures that will amortize within one year.

Federal ESPC Receivable Financing

Federal ESPC receivable financing represents the amount to be paid by various federal government agencies for work performed and earned by the Company under specific ESPCs. The Company assigns certain of its rights to receive those payments to third-party lenders that provide construction and permanent financing for such contracts. The receivable is recognized as revenue as each project is constructed. Upon completion

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and acceptance of the project by the government, the assigned ESPC receivable and corresponding related project debt are eliminated from the Company’s financial statements.

Project Development Costs

The Company capitalizes as project development costs only those costs incurred in connection with the development of energy projects, primarily direct labor, interest costs, outside contractor services, consulting fees, legal fees and travel, if incurred after a point in time where the realization of related revenue becomes probable. Project development costs incurred prior to the probable realization of revenue are expensed as incurred. The Company classifies project development costs as a current asset as the development efforts are expected to proceed to construction activity in the twelve months that follow.

Property and Equipment

Property and equipment consists primarily of office and computer equipment. These assets are recorded at cost. Major additions and improvements are capitalized as additions to the property and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation and amortization of property and equipment are computed on a straight-line basis over the following estimated useful lives:

Asset Classification	Estimated Useful Life

Furniture and office equipment	Five years
Computer equipment and software costs	Five years
Leasehold improvements	Lesser of term of lease or five years
Automobiles	Five years

Project Assets

Project assets consist of costs of materials, direct labor, interest costs, outside contract services and project development costs incurred in connection with the construction of small-scale renewable energy plants that the Company owns and the implementation of energy savings contracts. These amounts are capitalized and amortized over the lives of the related assets or the terms of the related contracts.

The Company capitalizes interest costs relating to construction financing during the period of construction. The interest capitalized is included in the total cost of the project at completion. The amount of interest capitalized for the years ended December 31, 2007, 2008 and 2009 was $0, $233,767 and $1,395,483, respectively.

Routine maintenance costs are expensed in the current year’s consolidated statements of income and comprehensive income to the extent that they do not extend the life of the asset. Major maintenance, upgrades and overhauls are required for certain components of the Company’s assets. In these instances, the costs associated with these upgrades are capitalized and are depreciated over the shorter of the life of the asset or until the next required major maintenance or overhaul period. Gains or losses on disposal of property and equipment are reflected in general, administrative and other expenses in the consolidated statements of income and comprehensive income.

The Company evaluates its long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows before interest associated with the expected uses and eventual disposition of those assets. When these comparisons indicate that the carrying value of those assets is greater than the undiscounted cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value.

During 2007, the Company decommissioned one of its landfill gas (“LFG”) energy facilities as the power sales agreement with the local utility company expired in December 2006. During 2007, the plant was

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temporarily shut down. The plant equipment had been in service for 20 years and the cost of maintaining the aged equipment was economically unfeasible. The remaining book value of approximately $2.0 million was written off, and is included in direct expenses in the accompanying consolidated statements of income and comprehensive income for 2007.

During 2008, the Company determined that impairment had occurred on two of its LFG facilities. One facility’s landfill owner was experiencing permanent operational issues with its existing well field equipment. The volume of LFG supplied to the Company’s facility was impaired by this factor, resulting in a write-down of the asset value. The second facility’s industrial customer filed for bankruptcy in 2008. The Company assessed the likelihood of the industrial customer emerging from bankruptcy and the resulting impact on future cash flows to the project in determining the amount of the impairment. A total of $3,500,000 was written down for these two facilities, and is included in direct expenses in the accompanying consolidated statements of income and comprehensive income for 2008.

Deferred Financing Fees

Deferred finance fees relate to the external costs incurred to obtain financing for the Company. All deferred financing fees are amortized over the respective term of the financing.

Goodwill

The Company has classified as goodwill the excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. The Company assesses the impairment of goodwill and intangible assets with indefinite lives on an annual basis (December 31st) and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company would record an impairment charge if such an assessment were to indicate that, more likely than not, the fair value of such assets was less than their carrying values. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets.

Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in the base stock price of our public competitors for a sustained period of time.

The first step (defined as “Step 1”) of the goodwill impairment test, used to identify potential impairment, compares the fair value of the equity with its carrying amount, including goodwill. If the fair value of the equity exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The Company performed a Step 1 test at its annual testing dates of December 31, 2007, 2008 and 2009, and determined that the fair value of equity exceeded the carrying value of equity, therefore goodwill was not impaired.

The Company completed its Step 1 test utilizing both an income approach and a market approach. The discounted cash flow method is used to measure the fair value of equity under the income approach. A terminal value utilizing a constant growth rate of cash flows was used to calculate a terminal value after the explicit projection period. Determining the fair value using a discounted cash flow method requires the Company to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. The Company’s judgments are based upon historical experience, current market trends, pipeline for future sales, and other information. While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, different estimates and assumptions could result in a different outcome. In estimating future cash flows, the Company relies on internally generated projections for a defined time period for sales and operating profits, including

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capital expenditures, changes in net working capital, and adjustments for non-cash items to arrive at the free cash flow available to invested capital.

Under the market approach, the Company estimates the fair value based on market multiples of revenue and earnings of comparable publicly-traded companies and comparable transactions of similar companies. The estimates and assumptions used in the calculations include revenue growth rates, expense growth rates, expected capital expenditures to determined projected cash flows, expected tax rates and an estimated discount rate to determine present value of expected cash flows. These estimates are based on historical experiences, projections of future operating activity and weighted average cost of capital.

In addition, the Company periodically reviews the estimated useful lives of identifiable intangible assets, taking into consideration any events or circumstances that might result in either a diminished fair value or revised useful life. If the “Step 1” test concludes an impairment is indicated, the Company will employ a second step to measure the impairment. If the Company determines that an impairment has occurred, the Company will record a write-down of the carrying value and charge the impairment as an operating expense in the period the determination is made. Although the Company believes goodwill and intangible assets are appropriately stated in the accompanying consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Other Assets

Other assets consist primarily of notes and contracts receivable due to the Company.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of required asset retirement obligations (“AROs”) when such obligations are incurred. The liability is estimated on a number of assumptions requiring management’s judgment, including equipment removal costs, site restoration costs, salvage costs, cost inflation rates and discount rates and is accredited to its projected future value over time. The capitalized asset is depreciated using the convention of depreciation of plant assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement cost incurred is recognized as an operating gain or loss in the consolidated statements of income and comprehensive income. As of December 31, 2007, 2008 and 2009, the Company had no AROs.

Other Liabilities

Other liabilities consist primarily of deferred revenue related to multi-year operation and maintenance contracts which expire as late as 2031. Other liabilities also include the fair value of derivatives.

Revenue Recognition

The Company derives revenue from energy efficiency and renewable energy products and services. Energy efficiency products and services include the design, engineering, and installation of equipment and other measures to improve the efficiency, and control the operation, of a facility’s energy infrastructure. Renewable energy products and services include the construction of small-scale plants that produce electricity, gas, heat or cooling from renewable sources of energy, the sale of such electricity, gas, heat or cooling from plants that the Company owns, and the sale and installation of solar energy products and systems.

Revenue from the installation or construction of projects is recognized on a percentage-of-completion basis. The percentage-of-completion for each project is determined on an actual cost-to-estimated final cost basis. Maintenance revenue is recognized as related services are performed. In accordance with industry practice, the Company includes in current assets and liabilities the amounts of receivables related to construction projects realizable and payable over a period in excess of one year. The Company recognizes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenue associated with contract change orders only when the authorization for the change order has been properly executed and the work has been performed and accepted by the customer.

When the estimate on a contract indicates a loss, or claims against costs incurred reduce the likelihood of recoverability of such costs, the Company records the entire expected loss immediately, regardless of the percentage of completion.

Billings in excess of costs and estimated earnings represents advanced billings on certain construction contracts. Costs and estimated earnings in excess of billings under customer contracts represent certain amounts that were earned and billable but not invoiced at December 31, 2008 and 2009.

The Company sells certain products and services in bundled arrangements, where multiple products and/or services are involved. The Company divides bundled arrangements into separate deliverables and revenue is allocated to each deliverable based on the relative fair value of all elements. The fair value is determined based on the price of the deliverable sold on a stand-alone basis.

The Company recognizes revenue from the sale and delivery of products, including the output from renewable energy plants, when produced and delivered to the customer, in accordance with specific contract terms, provided that persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue from O&M contracts and consulting services as the related services are performed.

For a limited number of contracts under which the Company receives additional revenue based on a share of energy savings, such additional revenue is recognized as energy savings are generated.

Direct Expenses

Direct expenses include the cost of labor, materials, equipment, subcontracting and outside engineering that are required for the development and installation of projects, as well as preconstruction costs, sales incentives, associated travel, inventory obsolescence charges, and, if applicable, costs of procuring financing. A majority of the Company’s contracts have fixed price terms; however, in some cases the Company negotiates protections, such as a cost-plus structure, to mitigate the risk of rising prices for materials, services and equipment.

Direct expenses also include the costs of maintaining and operating the small-scale renewable energy plants that the Company owns, including the cost of fuel (if any) and depreciation charges.

Income Taxes

The Company provides for income taxes based on the liability method. The Company provides for deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using the enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. The Company’s liabilities for uncertain tax positions can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the statute of limitations, the recognition of the benefits associated with the position meet the “more-likely-than-not” threshold or the liability becomes effectively settled through the examination process. The Company considers matters to be effectively settled once the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews; the Company has no plans to appeal or litigate any aspect of the tax position; and the Company believes that it is highly unlikely that the taxing authority would examine or re-examine the related tax position. The Company also accrues for potential interest and penalties, related to unrecognized tax benefits in income tax expense.

Foreign Currency Translation

The local currency of the Company’s foreign operations is considered the functional currency of such operations. All assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated as a separate component of stockholders’ equity. Foreign currency translation gains and losses are reported in the consolidated statements of income and comprehensive income.

Financial Instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, long-term contract receivables, accounts payable, long-term debt and interest rate swaps. The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, long-term contract receivables and accounts payable approximates their carrying value. See below for fair value measurements of long-term debt. See Note 17 for fair value of interest rate swaps.

Stock-Based Compensation Expense

Stock-based compensation expense results from the issuances of shares of restricted common stock and grants of stock options and warrants to employees, directors, outside consultants and others. The Company recognizes the costs associated with restricted stock, option and warrant grants using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment) on a straight-line basis over the vesting period of the awards.

Stock-based compensation expense is recognized based on the grant-date fair value. The Company estimates the fair value of the stock-based awards, including stock options, using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the fair value of the common stock underlying the award, the expected term of the award and expected stock price volatility.

The assumptions used in determining the fair value of stock-based awards represent management’s estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors change, and different assumptions are employed, the stock-based compensation could be materially different in the future. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant, with maturities approximating the expected life of the stock options. The Company has no history of paying dividends. Additionally, as of each of the grant dates, there was no expectation to pay dividends over the expected life of the options. The expected life of the awards is estimated using historical data and management’s expectations. Because there was no public market for the Company’s common stock prior to this offering, management lacked company-specific historical and implied volatility information. Therefore, estimates of expected stock volatility were based on that of publicly-traded peer companies, and it is expected that the Company will continue to use this methodology until such time as there is adequate historical data regarding the volatility of the Company’s publicly-traded stock price.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company is required to recognize compensation expense for only the portion of options that are expected to vest. Actual historical forfeiture rate of options is based on employee terminations and the number of shares forfeited. These data and other qualitative factors are considered by the Company in determining to use a 25% forfeiture rate in recognizing stock compensation expense. If the actual forfeiture rate varies from historical rates and estimates, additional adjustments to compensation expense may be required in future periods. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, it may be necessary to accelerate, increase or cancel any remaining unamortized stock-based compensation expense.

The Company also accounts for equity instruments issued to non-employee directors and consultants at fair value. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. No awards to individuals who were not either an employee or director of the Company occurred during the years ended December 31, 2007, 2008 and 2009.

Fair Value Measurements

On January 1, 2007, the Company adopted the guidance for fair value measurements. The guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In addition, in 2009, the Company adopted fair value measurements for all of its non-financial assets and non-financial liabilities, except for those recognized at fair value in the financial statements at least annually. These assets include goodwill and long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities initially measured at fair value in a business combination. The Company’s adoption of this guidance did not have a material impact on its consolidated financial statements.

The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, interest rate swaps, accounts payable, accrued expenses, equity-based liabilities and short-and long-term borrowings. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value. The carrying value of long-term variable-rate debt approximates fair value. As of December 31, 2009, the carrying value of the Company’s fixed-rate long-term debt exceeds its fair value by approximately $741,000. This is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

The Company accounts for its interest rate swaps as derivative financial instruments in accordance with the related guidance. Under this guidance, derivatives are carried on the consolidated balance sheets at fair value. The fair value of the Company’s interest rate swaps are determined based on observable market data in combination with expected cash flows for each instrument.

Derivative Financial Instruments

Effective January 1, 2009, the Company adopted new guidance which expands the disclosure requirements for derivative instruments and hedging activities.

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage exposure to market fluctuations in interest rates. These instruments are subject to various credit and market risks. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is the replacement cost of contracts with a positive fair value. The Company seeks to manage credit risk by entering into financial instrument transactions only through counterparties that the Company believes to be creditworthy. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates. The Company seeks to manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. As a matter of policy, the Company does not use derivatives for speculative purposes. The Company considers the use of derivatives with all financing transactions to mitigate risk.

During 2009, the Company purchased an interest rate cap from a major bank to mitigate effects of rising interest rates on a fixed rate customer contract for $2.2 million. The Company terminated the agreement in 2009 and realized a gain of $2.5 million. The Company did not designate this derivative as a cash flow hedge; therefore hedge accounting was not applied.

A portion of the Company’s project financing includes two projects that utilize an interest rate swap instrument. During 2007, the Company entered into two fifteen-year interest rate swap contracts under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to in turn receive an amount equal to a specified variable rate of interest times the same notional principal amount.

The Company did not apply hedge accounting based upon the criteria established by the related guidance as the Company did not designate its derivatives as cash flow hedges. The Company recognizes all derivatives in the consolidated balance sheets and statements of income and comprehensive income at fair value. Cash flows from derivative instruments are reported as operating activities on the consolidated statements of cash flows.

With respect to the Company’s interest rate swaps, the Company recorded the unrealized gain (loss) in earnings in 2007, 2008 and 2009, of approximately $(1,365,813), $(2,831,524) and $2,263,802, respectively, as other (expenses) income in the consolidated statements of income and comprehensive income.

See Notes 16, 17 and 18 for additional information on the Company’s derivative instruments.

Earnings Per Share

Basic earnings per share is calculated using the Company’s weighted-average outstanding common shares, including vested restricted shares. When the effects are not anti-dilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of preferred stock, warrants and stock options as determined under the treasury stock method.

	Year Ended December 31,
	2007	2008	2009

Basic and diluted net income	$10,545,415	$18,273,100	$19,907,148

Basic weighted-average shares outstanding	11,121,022	10,678,110	9,991,912
Effect of dilutive securities
Preferred stock	19,260,000	19,260,000	19,260,000
Stock options	7,167,151	4,051,091	3,453,449
Warrants	4,780	1,346	256

Diluted weighted-average shares outstanding	37,552,953	33,990,547	32,705,617

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recent Accounting Pronouncements

In 2009, the FASB issued an accounting pronouncement establishing the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The Company adopted this new accounting pronouncement during 2009, and it did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the guidance during 2009, and it did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance has new requirements for disclosures related to recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in a rollforward reconciliation of Level 3 fair-value measurements. This guidance is effective for the first reporting period beginning after December 15, 2009, and, as a result, it was effective for the Company beginning January 1, 2010. The Level 3 reconciliation disclosures are effective for fiscal years beginning after December 15, 2010, which will be effective for the Company for the year ending December 31, 2011. The Company does not expect its adoption of the guidance to have a material impact on its consolidated financial statements.

In September 2009, the FASB issued guidance related to revenue arrangements with multiple deliverables as codified in ASC 605, Revenue Recognition (“ASC 605”). ASC 605 provides greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate arrangement considerations, therefore eliminating the use of the residual method of accounting. ASC 605 will be effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Earlier application is permitted. The Company does not expect its adoption of this guidance will have a material effect on its consolidated financial statements.

3.	BUSINESS ACQUISITIONS AND RELATED TRANSACTIONS

On May 2, 2007, the Company entered into a stock purchase agreement to expand its product lines and operations. The Company paid $11.5 million in cash to acquire the stock of Southwestern Photovoltaic, Inc., $10.8 million, net of cash received.

On September 18, 2009, the Company entered into a share purchase agreement with Byrne Engineering, Inc. (“Byrne”). The Company made an initial cash payment of $674,110 to acquire the stock of Byrne. The agreement also provides for an earn out which is estimated to be $1,222,340. The total fair value of the consideration is $1,896,450.

The 2007 acquisition was accounted for using the purchase method of accounting. The 2009 acquisition was accounted for using the acquisition method in accordance with ASC-805, Business Combinations. The purchase price has been allocated to the assets based on their estimated fair values at the date of acquisition. The excess purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill. In each acquisition, identified intangible assets had de minimis value as the Company was primarily acquiring an assembled workforce in addition to the tangible net assets identified below.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2008	2009

Cash	$692,007	$—	$—
Accounts receivable	2,419,386	—	—
Inventory	3,575,968	—	—
Prepaid expenses and other current assets	132,500	—	18,177
Property and equipment	78,613	—	113,842
Goodwill	7,645,805	—	2,492,165
Accounts payable	(2,440,437)	—	(345,181)
Accrued liabilities	(422,839)	—	(1,222,340)
Long-term debt, net	—	—	(382,553)
Other liabilities	(208,529)	—	—

Purchase price	$11,472,474	$—	$674,110

Total, net of cash received	$10,780,467	$—	$674,110

Total fair value of consideration	$11,472,474	$—	$1,896,450

The allocation of the purchase price for the 2007 acquisition is final and is based on management’s best estimates. During 2008, no acquisitions or related transactions occurred. The allocation of the purchase price for 2009 is preliminary, as the settlement of the pre-existing litigation and contractual disputes that existed at the 2009 acquisition date may vary from estimates in the purchase price allocation.

The results of the acquired companies since the date of the acquisitions have been included in the Company’s operations as presented in the accompanying consolidated statements of income and comprehensive income and consolidated statements of cash flows. Pro forma financial information has not been presented as the acquisitions are not material. The revenue and pre-tax loss of Byrne in 2009 was $1,176,953 and $97,138, respectively, following the acquisition date.

4.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008 and 2009:

	2008	2009

Furniture and office equipment	$1,211,596	$1,271,569
Computer equipment and software costs	6,903,526	8,453,230
Leasehold improvements	823,635	1,311,625
Automobiles	424,088	505,029

	9,362,845	11,541,453
Less — accumulated depreciation	5,649,627	7,168,197

Property and equipment, net	$3,713,218	$4,373,256

Depreciation expense on property and equipment for the years ended December 31, 2007, 2008 and 2009 was approximately $1,056,197, $1,064,859 and $1,372,885, respectively, and is included in general, administrative and other expenses in the accompanying consolidated statements of income and comprehensive income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	PROJECT ASSETS

Project assets consisted of the following at December 31, 2008 and 2009:

	2008	2009

Project assets	$117,935,266	$137,957,879
Less — accumulated depreciation and amortization	14,881,913	20,319,889

Project assets, net	$103,053,353	$117,637,990

In 2009, the Company received $12,864,644 in grant awards from the U.S. Treasury Department (the “Treasury”) under Section 1603 of the 2009 American Recovery and Reinvestment Act (the Act). The Act authorizes the Treasury to make payments to eligible persons who place in service qualifying renewable energy projects. The grants are paid in lieu of investment tax credits. All of the proceeds from the grants were used and recorded as a reduction in the cost basis of the applicable project assets. If the Company disposes of the property, or the property ceases to qualify as a specified energy property, within five years from the date the property is placed in service, then a prorated portion of the Section 1603 payment must be repaid. For tax purposes, the Section 1603 payments are not included in federal and certain state taxable income and the basis of the property is reduced by 50% of the payment received. Deferred grant income of $4,158,508 in the accompanying consolidated balance sheets at December 31, 2009, represents the benefit of the basis difference to be amortized to income tax expense over the life of the related property.

Depreciation and amortization expense on the above project assets for the years ended December 31, 2007, 2008 and 2009 was approximately $2,845,131, $2,713,407 and $5,260,821, respectively, and is included in direct expenses in the accompanying consolidated statements of income and comprehensive income.

6.	UNCOMPLETED CONTRACTS

Costs, estimated earnings and related billings on uncompleted contracts at December 31, 2008 and 2009, respectively, are as follows:

	2008	2009

Cost incurred to date	$510,818,791	$822,280,622
Estimated earnings	96,436,131	161,849,274

	607,254,922	984,129,896
Less — billings to date	(618,359,542)	(998,287,184)

	$(11,104,620)	$(14,157,288)

Included in the accompanying consolidated balance sheets are the following at December 31, 2008 and 2009:

	2008	2009

Costs and estimated earnings in excess of billings on uncompleted contracts	$9,755,691	$14,009,076
Billings in excess of costs and estimated earnings on uncompleted contracts	(20,860,311)	(28,166,364)

	$(11,104,620)	$(14,157,288)

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Federal ESPC receivable financing	$29,234,584	$33,411,009
Revolving senior secured credit facility, due June 2011, interest at varying rates monthly in arrears	34,493,460	19,915,218
7.299% term note payable in quarterly installments through March 2013	5,132,000	4,115,000
6.90% term loan payable in quarterly installments through September 2014	6,248,569	5,415,426
8.673% term loan payable in quarterly installments through December 2015	6,035,625	5,220,000
6.345% term loan payable in quarterly installments through February 2021	3,039,683	2,901,845
6.345% term loan payable in quarterly installments through June 2024	11,939,299	12,866,491
Variable rate construction to term loan due September 2024	—	27,055,230

	96,123,220	110,900,219
Less — current maturities	5,142,757	8,093,016

Long-term debt	$90,980,463	$102,807,203

Aggregate maturities of long-term debt are as follows for the years ended December 31,:

2010	$8,093,016
2011	22,754,963
2012	3,023,020
2013	2,360,278
2014	1,685,031
Thereafter	72,983,911

$110,900,219

Federal ESPC Receivable Financing

Represents construction draws received during the construction or installation of certain energy savings equipment or facilities in association with agreements to sell long-term receivables arising from ESPCs related to said equipment and facilities. These financings are with financial institutions and carry discount rates that vary by project ranging from 6.5% to 8.9%.

Revolving Senior Secured Credit Facilities

On June 10, 2008, the Company entered into a credit and security agreement with a bank, consisting of a $50,000,000 revolving facility. The agreement requires the Company to pay monthly interest at various rates in arrears, based on the amount outstanding. At December 31, 2009, the weighted-average interest rate was 3.34%. This facility has a maturity date of June 30, 2011. At December 31, 2008 and 2009, $34,493,460 and $19,915,218, respectively, was outstanding under the facility. The agreement contains various restrictive covenants and is secured by a lien on all of the assets of the Company other than renewable energy projects that the Company owns and that are financed by others.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 29, 2004, the Company entered into a credit and security agreement with a bank, consisting of a $10,000,000 term loan and a $15,000,000 revolving facility. The agreement required the Company to pay interest at various rates in arrears, based on the amounts outstanding. The term loan was payable in quarterly principal installments of $625,000, beginning in March 2005 and continuing through June 10, 2008, the amended maturity date of the term loan. The term loan and revolving facility matured and was paid in full on June 10, 2008.

At December 31, 2007, the term loan had a balance of $2,500,000, and $0 was outstanding under the revolving loan. The agreement contained various restrictive covenants and was secured by a lien on all of the assets of the Company other than renewable energy projects that the Company owns and that are financed by others.

7.299% Term Loan

The Company has a term loan with a bank with an original principal amount of $10,000,000. The notes evidencing the loan bear interest at a rate of 7.299%. The principal payments are due in semi-annual installments ranging from $404,000 to $638,500, plus interest, with remaining principal balances and unpaid interest due March 31, 2013. In the event a payment is defaulted on, the payee has the option to accelerate payment terms and make due the remaining principal and accrued interest balance. As of December 31, 2008 and 2009, $5,132,000 and $4,115,000, respectively, was outstanding under the term loan.

6.90% Term Loan

The Company has a construction and term loan with a bank with an original principal amount of $9,500,000. The notes evidencing the loan bear interest at a rate of 6.90%. The principal payments are due in semi-annual installments ranging from $306,000 to $698,000, plus interest, with remaining principal balances and unpaid interest due September 30, 2014. In the event a payment is defaulted on, the payee has the option to accelerate payment terms and make due the remaining principal and accrued interest balance. As of December 31, 2009, the Company was in default of one of its covenants, as the offtaker/counterparty of one of the underlying LFG facilities was working through Chapter 11 bankruptcy. The Company is currently working with the bank to renegotiate the facility. Renegotiations are ongoing and expected to be completed during the second quarter of 2010. The debt is recourse to the subsidiary only and there are no cross-default provisions. The Company has classified the entire debt as current on the accompanying consolidated balance sheets as of December 31, 2009. As of December 31, 2008 and 2009, $6,248,569 and $5,415,426, respectively, was outstanding under the term loan.

8.673% Term Loan

The Company has a construction and term loan agreement with a finance company with a total commitment amount of $7,250,000. The notes evidencing the construction portion of the loan bear interest at a variable rate based on LIBOR. In February 2007, the Company converted the construction loan into a term loan in accordance with the loan agreement. The original balance of the term loan was equal to the commitment amount and bears interest at a fixed rate of 8.673%. The principal payments are due in quarterly installments ranging from $96,000 to $217,500, plus interest, with remaining principal balances and unpaid interest due December 31, 2015.

As of December 31, 2008 and 2009, $6,035,625 and $5,220,000, respectively, was outstanding under the term loan. In the event a payment is defaulted on, the payee has the option to accelerate payment terms and make due the remaining principal and accrued interest balance.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Variable-Rate Construction and 6.345% Term Loans

On January 30, 2006, the Company entered into a master construction and term loan facility with a bank for use in providing limited recourse financing for certain of its LFG to energy projects. The total loan commitment is $17,156,395, and is comprised initially of two tranches, but structured for the addition of subsequent projects that meet lender credit requirements.

The first loan has an original balance of $3,239,734, and bears an interest rate of 6.345%. The principal payments are due in semi-annual installments ranging from $32,000 to $275,000, plus interest, with the remaining principal and unpaid interest due February 26, 2021.

The second loan was originated on September 28, 2007. During 2007 and 2008, the Company made draws as construction loans under the facility totaling $11,939,299, the amount outstanding at December 31, 2008. During 2009, the Company drew additional amounts totaling $1,141,308. The Company converted the construction loans into a term loan in August 2009 for a total term loan balance of $13,080,607. The loan bears interest at a variable rate and matures on June 30, 2024. As of December 31, 2008 and 2009, $14,978,982 and $15,768,336, respectively, was collectively outstanding under this facility.

In the event a payment is defaulted on, the payee has the option to accelerate payment terms and make due the remaining principal and accrued interest balance.

Variable-Rate Construction and Term Loan

In February 2009, the Company entered into a construction and term loan financing agreement with a bank for use in providing limited resource financing for certain of its landfill gas to energy projects. The total loan commitment under the agreement is $37,905,983, and bears interest at a variable rate. The rate at December 31, 2009 was 3.74%. As of December 31, 2009, $27,055,230 in construction loans was outstanding under the agreement. See Note 19.

Other

On December 31, 2007, in a refinancing and securitization transaction, the Company sold certain long-term receivables, contract rights and refinanced certain project finance debt acquired and assumed during the Company’s 2006 acquisition. The investors and securitization trusts have no recourse to the Company for failure of the debtors to pay when due. The Company recognized a gain of approximately $2.3 million on this transaction, which is included in energy efficiency revenue on the accompanying consolidated statements of income and comprehensive income in 2007.

8.	SUBORDINATED DEBT

In connection with the organization of the Company, on May 17, 2000, the Board of Directors authorized the Company to issue a subordinated note to the Company’s principal and controlling shareholder in the amount of $2,998,750. The subordinated note bears interest at the rate of 10.00% per annum, payable monthly in arrears, and is subordinated to the Company’s senior secured credit facility. The subordinated note is payable upon demand, subject to the subordination agreement described below. The Company incurred interest related to the subordinated note during the years ended December 31, 2007, 2008 and 2009, of $300,000, $300,000 and $300,000, respectively.

In conjunction with the Company entering into the senior secured credit facility (see Note 7), the holder of the subordinated note entered into an Intercreditor Subordination Agreement. Under the agreement, the subordinated lender agreed that the payment of principal, interest and all other charges with respect to the subordinated note is expressly subordinated in right of payment to the prior payment and satisfaction in full of

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the revolving senior secured credit facility. The intercreditor subordination agreement allows for the payment of interest on the subordinated note provided the Company is in compliance with all other covenants.

At December 31, 2009, the Company did not have any intention to make principal payments on the subordinated note and thus the subordinated note has been classified as long-term in the accompanying consolidated balance sheets.

9.	INCOME TAXES

The components of domestic and foreign income before income taxes as of December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009

Domestic	$10,194,751	$15,333,845	$22,702,229
Foreign	6,064,254	4,154,382	4,154,533

	$16,259,005	$19,488,227	$26,856,762

The income tax provision for the years ended December 31, 2007, 2008 and 2009 is as follows:

	2007	2008	2009

Current:
Federal	$5,214,147	$(565,975)	$(1,415,107)
State	1,522,594	1,862,654	548,246
Foreign	2,607,629	1,990,048	4,146,311

	9,344,370	3,286,727	3,279,450

Deferred:
Federal	(2,483,856)	(3,517,257)	7,095,001
State	(1,146,924)	(1,029,898)	587,252
Foreign	—	2,475,555	(4,012,089)

	(3,630,780)	(2,071,600)	3,670,164

	$5,713,590	$1,215,127	$6,949,614

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s deferred income tax assets and liabilities result primarily from temporary differences between financial reporting and tax recognition of depreciation, reserves, and certain accrued liabilities. Deferred income tax assets and liabilities at December 31, 2008 and 2009 consist of the following:

	2008	2009

Deferred income tax assets:
Compensation accruals	$3,745,551	$1,852,578
Reserves	431,672	1,940,919
Other accruals	3,058,596	2,500,316
Net operating losses	—	877,518
Goodwill	349,654	76,270
State items	264,467	444,523
Interest rate swaps	1,690,268	801,180
Credits	—	786,169

Gross deferred income tax assets	9,540,208	9,279,473

Deferred income tax liabilities:
Depreciation	(4,430,097)	(7,645,315)
Contract refinancing	(3,749,313)	(3,147,505)
Canada	(3,981,314)	(338,435)
Acquisition accounting	—	(770,390)

Gross deferred income tax liabilities	(12,160,724)	(11,901,645)

Deferred income tax assets and liabilities, net	$(2,620,516)	$(2,622,172)

The provision for income taxes is based on the various rates set by federal and local authorities and is affected by permanent and temporary differences between financial accounting and tax reporting requirements. The following is a reconciliation of the effective tax rates for 2007, 2008 and 2009:

	2007	2008	2009

Income before income tax	$16,259,005	$19,488,227	$26,856,762

Federal statutory tax expense	$5,690,652	$6,820,879	$9,399,917
State income taxes, net of federal benefit	748,190	595,632	1,259,719
Net state impact of deferred rate change	—	(141,358)	(997,011)
Meals and entertainment	66,986	87,068	88,798
Stock-based compensation expense	131,621	177,972	459,439
Energy efficiency preferences	(1,212,142)	(7,965,383)	(2,973,669)
Foreign items and rate differential	210,140	1,359,105	(413,467)
Other state benefits	—	—	(309,752)
Miscellaneous	78,143	281,212	435,640

	$5,713,590	$1,215,127	$6,949,614

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2008	2009

Effective tax rate:
Federal statutory rate expense	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.6%	3.1%	4.7%
Net state impact of deferred rate change	—%	(.7)%	(3.7)%
Meals and entertainment	.4%	.4%	.3%
Stock-based compensation expense	.8%	.9%	1.7%
Energy efficiency preferences	(7.5)%	(40.9)%	(11.1)%
Foreign rate differential	1.3%	7.0%	(1.5)%
Other state benefits	—%	—%	(1.2)%
Miscellaneous	.5%	1.4%	1.6%

	35.1%	6.2%	25.8%

The Company adopted ASC 740-10 — Uncertain Tax Positions as of January 1, 2007, as required. As a result, the Company recorded a cumulative effect related to adopting ASC 740-10 through retained earnings of approximately $270,000.

The Company had a gross unrecognized tax benefit of $4,500,000 and $4,400,000 at December 31, 2008 and 2009, respectively. The Company also had accrued interest and penalties of approximately $800,000 and $1,100,000 for years ended December 31, 2008 and 2009, respectively.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009

Balance, beginning of year	$3,500,000	$4,500,000
Additions for prior year tax positions	1,300,000	100,000
Settlements paid to tax authorities	—	—
Reductions of prior year tax positions	(300,000)	(200,000)

Balance, end of year	$4,500,000	$4,400,000

At December 31, 2009, the Company had net operating loss carryforwards of $2.1 million, which will expire from 2011 through 2029.

The tax years 2006 through 2009 remain open to examination by major taxing jurisdictions. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for federal and state income taxes.

10.	STOCKHOLDERS’ EQUITY

Stock Split

Prior to the consummation of the initial public offering of the Company’s Class A common stock, the number of authorized shares will be increased to          . In addition, all common share and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect a two for one stock split effective on          , 2010.

Common Stock

The Company has authorized 60,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), as of December 31, 2009. Each share of Common Stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Holders of Common Stock are entitled to

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

receive dividends, if any, as declared by the Company’s board of directors, subject to any preferential dividend rights of the Preferred Stock (“Preferred Stock”).

Preferred Stock

The Company issued 3,220,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”) during the period from inception (April 25, 2000) to December 31, 2000. The Series A Preferred Stock was issued to several officers of the Company as well as a related party at a price of $1.00 per share. Each share of Series A Preferred Stock is convertible, at the option of the holder, at any time and from time to time and without the payment of additional consideration by the holder, into three fully paid and nonassessable shares of Common Stock. On any matter presented to the stockholders of the Company, each holder of outstanding shares of Series A Preferred Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the Series A Preferred Stock are convertible. The Company had authorized 3,500,000 shares of Series A Preferred Stock, par value $0.0001 per share, as of December 31, 2009.

The Company is not permitted to declare or pay any cash dividends on shares of Common Stock until the holders of shares of Series A Preferred Stock have first received a cash dividend on each outstanding share of Preferred Stock in an amount at least equal to the product of the per share amount and the whole number of common shares into which such shares of Series A Preferred Stock are then convertible. Additionally, all Series A Preferred Stock holders receive preferential treatment in the event of the liquidation or dissolution of the Company. During the year ended December 31, 2002, 10,000 shares of Series A Preferred Stock were converted into 30,000 shares of Common Stock and repurchased by the Company. These shares have been recorded, at cost, as treasury stock in the accompanying consolidated statements of changes in stockholders’ equity. Dividends were not declared in 2007, 2008 or 2009.

Warrants

As part of a previous debt agreement, the Company issued fully vested warrants to acquire 2,000,000 and 1,600,000 shares of common stock in 2001 and 2002, respectively. The warrants have an exercise price of $0.005 and $0.30, respectively. The warrants may be exercised upon cash payment determined by multiplying the number of shares exercised by the warrant price. The warrants are entitled to receive a proportionate share of any distributions made to holders of the Common Stock. The warrants will expire on June 29, 2011.

During 2008, the Company repurchased a selected number of warrants at an estimated average market value of $2.505 per share. There were a total of 3,194,714 warrants repurchased at a total net price of $7,998,001. This transaction is recorded in additional paid-in capital in the accompanying consolidated balance sheets for 2008.

Share Repurchases

On April 27, 2007, the Company repurchased a selected number of shares of Common Stock from certain employees at $3.41 per share. There were 734,050 shares repurchased at a total net price of $2,521,245.

During 2008, through three separate transactions, the Company repurchased 1,333,334 shares of Common Stock from certain employees and stockholders at $3.315 per share, or a total net price of $4,914,169. The repurchased shares are recorded as treasury stock in the accompanying consolidated balance sheets for 2008.

During 2009, the Company repurchased 144,500 shares of Common Stock from an employee at $6.055 per share, or a total net price of $874,948. The repurchased shares are recorded as treasury stock in the accompanying consolidated balance sheets for 2009.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	STOCK INCENTIVE PLAN

On October 27, 2000, the Company’s Board of Directors approved the Company’s 2000 Stock Incentive Plan (the “Plan”) and authorized the Company to reserve 12,000,000 shares of common stock for issuance under the Plan. On August 7, 2001 and April 25, 2002, the Company’s Board of Directors authorized the Company to reserve an additional 4,000,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 16,000,000. On June 1, 2003 and October 25, 2006, the Company’s Board of Directors authorized the Company to reserve an additional 4,500,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 20,500,000. The Plan provides for the issuance of restricted stock grants, incentive stock options and nonqualified stock options. On July 22, 2009, the Company’s Board of Directors authorized the Company to reserve an additional 8,000,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 28,500,000.

Grants of Restricted Shares

On October 25, 2006, the Company issued 2,000,000 shares of restricted stock to the Company’s principal and controlling shareholder under the 2000 Stock Incentive Plan as consideration for providing an indemnification to the Company’s surety provider (see Note 15). The shares vested entirely upon the date three years from the date of grant. The stock was issued when the fair value was estimated to be $3.41 per share. The Company recorded an expense of $2,273,333, $2,273,333 and $1,856,036 in 2007, 2008 and 2009, respectively, related to this award. On October 25, 2009, these shares vested. The Company recorded excess tax benefits of $2,077,128 related to the vesting of these shares in the accompanying consolidated statements of changes in stockholders’ equity in 2009.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Grants

The Company has also granted stock options to certain employees and directors under the Plan. At December 31, 2009, 8,445,600 shares were available for grant under the Plan. The following table summarizes the activity under the Plan:

		Weighted-
		Average
	Number of	Exercise
	Options	Price

Outstanding at December 31, 2006	10,013,300	$1.705
Granted	1,407,000	3.93
Exercised	(152,000)	(0.485)
Forfeited	(225,800)	(2.94)

Outstanding at December 31, 2007	11,042,500	1.98
Granted	303,000	5.60
Exercised	(28,000)	(2.40)
Forfeited	(582,000)	(2.945)

Outstanding at December 31, 2008	10,735,500	2.03
Granted	862,000	6.055
Exercised	(1,738,000)	(0.505)
Forfeited	(409,300)	(2.02)

Outstanding at December 31, 2009	9,450,200	$2.68

Options exercisable at December 31, 2009	7,033,550	$2.145

Expected to vest at December 31, 2009	1,880,164	$4.69

Options exercisable at December 31, 2008	8,428,306	$1.535

The weighted-average remaining contractual life of options expected to vest at December 31, 2009 was 5.01 years. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2009 was $500,390 and $18,213,570, respectively.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding at December 31, 2009.

	Outstanding Options
		Weighted-		Exercisable Options
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.0084	32,000	0.86	$0.0084	32,000	$0.0084
0.45	406,000	1.10	0.45	406,000	0.45
0.75	500,000	1.97	0.75	500,000	0.75
0.875	1,776,200	2.55	0.875	1,776,200	0.875
1.50	50,000	3.08	1.50	50,000	1.50
1.75	410,000	3.53	1.75	410,000	1.75
1.875	200,000	3.73	1.875	200,000	1.875
2.75	1,510,000	4.52	2.75	1,510,000	2.75
3.00	60,000	5.07	3.00	57,000	3.00
3.25	1,387,000	3.71	3.25	1,032,650	3.25
3.41	1,083,000	3.54	3.41	601,100	3.41
4.22	970,000	4.21	4.22	409,000	4.22
6.055	1,076,000	5.92	6.055	59,600	6.055

	9,450,200			7,033,550

Cash received from option exercise under all stock-based payment arrangements for the years ended December 31, 2008 and 2009 was $67,250 and $874,760, respectively. Total shares exercised during 2008 included cashless exercises. No actual tax benefit was realized from option exercises during these periods.

Under the terms of the Plan, all options expire if not exercised within ten years after the grant date. The options generally vest over five years at a rate of 20% after the first year, and at a rate of five percent every three months beginning one year after the grant date. If the employee ceases to be employed by the Company for any reason before vested options have been exercised, the employee has 90 days to exercise vested options or they are forfeited.

The Company uses the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. The Company will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The following table sets forth the significant assumptions used in the model during 2007, 2008 and 2009:

Years Ended December 31,
	2007	2008	2009

Future dividends	$ —	$ —	$ —
Risk-free interest rate	4.26-4.84%	2.90-5.07%	2.00-2.94%
Expected volatility	32%-43%	48%-54%	57%-59%
Expected life	6.5 years	6.5 years	6.5 years

The Company will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to the stock-based compensation on a prospective basis, and incorporating these factors into the Black-

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Scholes pricing model. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. In addition, any changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period that the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the accompanying consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the accompanying consolidated financial statements. These expenses will affect the direct expenses, salaries and benefits and project development costs expenses.

The weighted-average fair value of stock options granted during the years ended December 31, 2007, 2008 and 2009, under the Black-Scholes option pricing model was $3.765, $5.455 and $7.91, respectively per share. For the years ended December 31, 2007, 2008 and 2009, the Company recorded stock-based compensation expense of approximately $376,000, $508,000 and $1,312,685, respectively, in connection with stock-based payment awards. The compensation expense is allocated between direct expenses, salaries and benefits and project development costs in the accompanying consolidated statements of income and comprehensive income based on the salaries and work assignments of the employees holding the options. As of December 31, 2009, there was approximately $6.8 million of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 4.02 years.

12.	EMPLOYEE BENEFITS

The Company has salary reduction/profit sharing plans under the provisions of Section 401(k) of the Internal Revenue Code. The plans cover all employees who have completed the minimum service requirement, as defined by the plans. The plans require the Company to contribute 100% of the first six percent of base compensation that a participant contributes to the plans. Matching contributions made by the Company were approximately $1,211,000, $1,495,000 and $2,238,373 for the years ended December 31, 2007, 2008 and 2009, respectively.

13.	COMMITMENTS AND CONTINGENCIES

The Company leases certain administrative offices. The leases are long-term noncancelable real estate lease agreements, expiring at various dates through fiscal 2017. The agreements generally provide for fixed minimum rental payments and the payment of utilities, real estate taxes, insurance and repairs. Rent and related expenses for the years ended December 31, 2007, 2008 and 2009 was approximately $2,912,000, $3,442,000 and $3,328,646, respectively.

The Company’s lease obligations under operating leases are as follows:

Operating
Leases

Years ended December 31,:
2010	$2,194,694
2011	1,064,930
2012	753,758
2013	491,144
2014	254,148
Thereafter	762,443

Total minimum lease payments	$5,521,117

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legal Proceedings

In the ordinary course of business, the Company may be involved in a variety of legal proceedings.

In 2009, a lawsuit was filed against the Company. In the lawsuit, the plaintiff alleged that the Company caused action for damages by soliciting and hiring the plaintiff’s employees. The Company and the plaintiff settled the lawsuit by the Company paying $1.8 million to the plaintiff and in exchange both parties agreed to dismiss the lawsuit and reciprocally release and discharge each other from all claims stated or which could have been stated in the action against each other. The settlement was not construed as an admission of any wrongdoing, but rather was an economic decision to settle and compromise disputed claims. The settlement was recorded in 2009 in general, administrative and other expenses in the accompanying consolidated statements of income and comprehensive income.

At the time of the Company’s 2006 acquisition of Select Energy Systems, Inc., the U.S. government was conducting an investigation of contracting practices at a site where the acquired company had performed energy conservation work. The Company negotiated financial concessions from the seller and had accrued for this contingency as part of its estimated opening balance sheet. Therefore, the Company had recorded $5.9 million as the best estimate of costs associated with managing and settling this contingency at May 5, 2006. During 2008, based on consultations with the customer and with legal advisors, the Company concluded that the contingency was no longer required. The recovery of $5.9 million was recorded for 2008 and is included in general, administrative and other expenses in the accompanying consolidated statements of income and comprehensive income.

On February 27, 2009, the Company received notice of a default termination from a customer for which the Company was performing construction services. The dispute involves the customer’s assertion of its understanding of the contractual scope of work involved and with the completion date of the project. The Company disputes the customer’s assertion as it believes that the basis of the default arose from a delay due to the discovery of and need for remediation of previously undiscovered hazardous materials not identified by the customer during contract negotiations. In February 2010, the Company filed a motion for summary judgment as to a portion of the complaint. In March 2010, the customer filed its response. Discovery is currently ongoing and no date has been set for a hearing on the Company’s motion. The Company did not record an additional accrual for this matter beyond the adjustments made to the Company’s expected profit on this contract because the Company believes that the likelihood is remote that any additional liability would be incurred related to this matter. Based on the contract termination notice, the Company has adjusted its expected contract revenue and profit until such time as this contingency is resolved. The Company had claims of approximately $3.0 million outstanding with the customer as of December 31, 2009. As of December 31, 2009, the Company has not recognized any revenue or profit associated with these claims.

14.	GEOGRAPHIC INFORMATION

The Company attributes revenue to customers based on the location of the customer. The composition of the Company’s assets as of December 31, 2008 and 2009, and revenues from sales to unaffiliated customers for the years ended December 31, 2007, 2008 and 2009, between those in the United States and those in other locations, is as follows:

	2008	2009
Assets:
United States	$251,179,388	$322,599,256
Canada	40,847,585	52,945,352

	$292,026,973	$375,544,608

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007	2008	2009

Revenue:
United States	$278,074,041	$308,559,860	$341,607,504
Canada	100,403,169	84,070,159	83,632,845
Other	—	3,223,710	3,276,240

	$378,477,210	$395,853,729	$428,516,589

15.	RELATED PARTY TRANSACTIONS

The Company’s principal and controlling shareholder provides a limited personal indemnification to the surety companies that provide performance and payment bonds and other surety products to the Company. In 2006, the Company issued 2,000,000 shares of restricted stock to the Company’s principal and controlling shareholder under the 2000 Stock Incentive Plan (see Note 11) as compensation for providing the personal indemnification. In 2009, the Company issued 600,000 stock options to the principal and controlling shareholder under the 2000 Stock Incentive Plan as compensation for providing the personal indemnification.

16.	OTHER INCOME (EXPENSE), NET

Other income (expense), net, consisted of the following items at December 31, 2007, 2008 and 2009:

	2007	2008	2009

Gain realized from derivative	$—	$—	$2,493,980
Unrealized (loss) gain from derivatives	(1,365,813)	(2,831,524)	2,263,802
Interest expense, net of interest income	(1,448,667)	(2,117,567)	(2,993,250)
Amortization of deferred financing costs	(323,587)	(238,454)	(201,622)

	$(3,138,067)	$(5,187,545)	$1,562,910

During 2009, the Company purchased an interest rate cap from a major bank to mitigate effects of rising interest rates on a fixed rate customer contract for approximately $2.2 million. The Company terminated the agreement in 2009 and realized a gain of approximately $2.5 million. The Company did not designate this derivative as a cash flow hedge; therefore hedge accounting was not applied.

17.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Company adopted new guidance for its financial assets and liabilities recognized at fair value on a recurring basis (at least annually). The guidance defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also describes three levels of inputs that may be used to measure fair value:

Level 1:  Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:  Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the input level used to determine the fair values of the Company’s financial instruments measured at fair value on a recurring basis for the years ended December 31, 2008 and 2009:

		Fair Value as of December 31,
	Level	2008	2009

Liabilities:
Interest rate swap instruments	2	$4,197,337	$1,933,535

Total liabilities		$4,197,337	$1,933,535

The fair value of the Company’s interest rate swaps was determined using cash flow analysis on the expected cash flow of the contract in combination with observable market-based inputs, including interest rate curves and implied volatilities. As part of this valuation, the Company considered the credit ratings of the counterparties to the interest rate swaps to determine if a credit risk adjustment was required.

The Company is also required periodically to measure certain other assets at fair value on a nonrecurring basis, including long-lived assets, goodwill and other intangible assets. The Company determined the fair value used in the impairment analysis with its own discounted cash flow analysis. The Company has determined the inputs used in such analysis as Level 3 inputs. The Company did not record any impairment charges on goodwill or other intangible assets as no significant events requiring non-financial assets and liabilities to be measured at fair value occurred during the years ended December 31, 2007, 2008 and 2009. The Company did record an impairment charge on long-lived assets during 2007 and 2008 (see Note 2).

18.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

As of December 31, 2008 and 2009, the following table presents information about the fair value amounts of the Company’s derivative instruments:

	Liability Derivatives as of December 31,
	2008		2009
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value

Derivatives not designated as hedging instruments:
Interest rate swap contracts	Other liabilities	$4,197,337	Other liabilities	$1,933,535

The following table presents information about the effects of the Company’s derivative instruments on the consolidated statements of income and comprehensive income:

	Location of Gain	Amount of (Loss) Gain Recognized in
	(Loss) Recognized in	Income on Derivative for the Years Ended
	Income on	December 31, are as follows:
	Derivative	2007	2008	2009

Derivatives Not Designated as Hedging Instruments
Interest rate swap contracts	Interest (expense) income	$(1,365,813)	$(2,831,524)	$2,263,802

Interest rate cap	Interest (expense) income	$—	$—	$2,493,980

19.	SUBSEQUENT EVENTS

During 2010, the Company drew additional construction draws totaling $812,397 under the construction and term loan financing agreement that it entered into in February 2009 (see Note 7). In March 2010, the Company converted the construction loans to a term loan totaling $27,867,626. The loan bears

AMERESCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest at a fixed rate of 6.95%, with quarterly principal payments ranging from $206,211 to $2,424,302. The loan matures in 2024.

During 2010, the Company entered into four federal ESPC receivable financing arrangements. These financings are with various financial institutions and total approximately $40,417,000. Discount rates vary by project, ranging from 6.80% to 7.81%.

The Company has evaluated subsequent events through the date of this filing.

AMERESCO, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2009	2010
		(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$47,927,540	$24,361,479
Restricted cash	9,249,885	13,344,727
Accounts receivable, net	61,279,515	50,762,670
Accounts receivable retainage	9,242,288	12,788,553
Costs and estimated earnings in excess of billings	14,009,076	16,851,772
Inventory, net	4,237,909	4,780,024
Prepaid expenses and other current assets	8,077,761	11,617,738
Deferred income taxes	9,279,473	9,459,602
Project development costs	8,468,974	8,348,019

Total current assets	171,772,421	152,314,584

Federal ESPC receivable financing	51,397,347	74,275,828
Property and equipment, net	4,373,256	4,460,842
Project assets, net	117,637,990	121,767,502
Deferred financing fees, net	3,582,560	3,698,288
Goodwill	16,132,429	16,132,429
Other assets	10,648,605	9,548,406

	203,772,187	229,883,295

	$375,544,608	$382,197,879

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$8,093,016	$11,742,110
Accounts payable	75,578,378	53,545,690
Accrued expenses	18,362,674	14,776,668
Billings in excess of cost and estimated earnings	28,166,364	27,623,326
Income taxes payable	2,129,529	2,538,830

Total current liabilities	132,329,961	110,226,624

Long-term debt:
Long-term debt, less current portion	102,807,203	128,373,573
Subordinated debt	2,998,750	2,998,750
Deferred income taxes	11,901,645	11,901,645
Deferred grant income	4,158,508	4,158,508
Other liabilities	18,578,754	19,378,556

	140,444,860	166,811,032

Commitments and contingencies (Note 5)
Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value, 3,500,000 shares authorized, 3,210,000 shares issued and outstanding	321	321
Common stock, $0.0001 par value, 60,000,000 shares authorized, 17,998,168 shares issued and 13,282,284 outstanding at 12/31/2009, 17,998,168 shares issued and 13,282,284 outstanding at 3/31/2010	1,800	1,800
Additional paid-in capital	10,466,312	10,905,398
Retained earnings	97,882,985	99,160,663
Less — treasury stock, at cost, 4,715,884 shares and 4,715,884 shares, respectively	(8,413,601)	(8,413,601)
Accumulated other comprehensive income	2,831,970	3,505,642

Total stockholders’ equity	102,769,787	105,160,223

	$375,544,608	$382,197,879

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERESCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2009	2010
	(Unaudited)

Revenue:
Energy efficiency revenue	$57,228,057	$74,887,569
Renewable energy revenue	16,159,024	30,741,017

	73,387,081	105,628,586

Direct expenses:
Energy efficiency expenses	46,770,268	62,524,147
Renewable energy expenses	12,923,828	24,705,410

	59,694,096	87,229,557

Gross profit	13,692,985	18,399,029

Operating expenses:
Salaries and benefits	6,065,740	8,157,029
Project development costs	2,737,707	3,129,437
General, administrative and other	4,222,161	4,549,938

	13,025,608	15,836,404

Operating income	667,377	2,562,625

Other income (expenses), net (see Note 8)	(24,441)	(855,689)

Income before provision for income taxes	642,936	1,706,936
Income tax provision	(225,027)	(429,258)

Net income	417,909	1,277,678

Other comprehensive income (loss):
Unrealized loss from interest rate hedge, net of tax	—	(320,227)
Foreign currency translation adjustment	(663,738)	993,899

Comprehensive (loss) income	$(245,829)	$1,951,350

Net income per share attributable to common shareholders:
Basic	$0.04	$0.10
Diluted	$0.01	$0.03
Weighted average common shares outstanding:
Basic	9,621,351	13,282,284
Diluted	32,957,183	36,587,847

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERESCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

									Accumulated
									Other
	Series A Preferred				Additional				Comprehensive	Total
	Stock		Common Stock		Paid-in	Retained	Treasury Stock		Income	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Shares	Amount	(Loss)	Equity

Balance, December 31, 2009	3,210,000	$321	17,998,168	$1,800	$10,466,312	$97,882,985	4,715,884	$(8,413,601)	$2,831,970	$102,769,787
Stock-based compensation expense	—	—	—	—	439,086	—	—	—	—	439,086
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	993,899	993,899
Unrealized loss from interest rate hedge, net of tax	—	—	—	—	—	—	—	—	(320,227)	(320,227)
Net income	—	—	—	—	—	1,277,678	—	—	—	1,277,678

Balance, March 31, 2010	3,210,000	$321	17,998,168	$1,800	$10,905,398	$99,160,663	4,715,884	$(8,413,601)	$3,505,642	$105,160,223

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERESCO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2009	2010
	(Unaudited)
Cash flows from operating activities:
Net income	$417,909	$1,277,678
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of project assets	803,407	1,755,132
Depreciation of property and equipment	303,194	387,531
Amortization of deferred financing fees	65,202	70,350
Provision for bad debts	229,316	17,834
Unrealized (gain) loss on interest rate swaps	682,367	(133,591)
Stock-based compensation expense	616,600	439,086
Deferred income taxes	2,400,493	1,602,408
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash draws	2,188,442	214,939
Accounts receivable	10,109,426	10,914,236
Accounts receivable retainage	(756,789)	(3,294,743)
Federal ESPC receivable financing	(1,944,586)	1,850,132
Inventory	(584,885)	(543,415)
Costs and estimated earnings in excess of billings	(8,258,230)	(2,704,612)
Prepaid expenses and other current assets	755,176	(3,516,043)
Project development costs	(516,366)	132,260
Other assets	1,404,315	1,199,776
Increase (decrease) in:
Accounts payable and accrued expenses	(10,334,494)	(28,098,390)
Billings in excess of cost and estimated earnings	(3,760,182)	(705,848)
Other liabilities	(11,264,490)	933,533
Income taxes payable	(2,209,367)	266,389

Net cash used in operating activities	(19,653,542)	(17,935,358)

Cash flows from investing activities:
Purchases of property and equipment	(376,548)	(424,376)
Purchases of project assets	(9,487,717)	(5,874,481)

Net cash used in investing activities	(9,864,265)	(6,298,857)

Cash flows from financing activities:
Payments of finance fees	(70,063)	(186,078)
Repurchase of stock	(874,948)	—
Proceeds from (repayments of) senior secured credit facility	5,865,896	5,017,004
Proceeds from long-term debt financing	15,093,753	812,398
Restricted cash	(230,382)	(4,309,781)
Payments of long-term debt	(1,153,221)	(1,342,551)

Net cash provided by (used in) financing activities	$18,631,035	$(9,008)

Effect of exchange rate changes on cash	$(332,306)	$677,162

Net increase (decrease) in cash and cash equivalents	(11,219,078)	(23,566,061)

Cash and cash equivalents, beginning of year	18,149,145	47,927,540

Cash and cash equivalents, end of year	$6,930,067	$24,361,479

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$897,096	$817,393

Income taxes	$266,613	$959,060

The accompanying notes are an integral part of these condensed consolidated financial statements.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	DESCRIPTION OF BUSINESS

Ameresco, Inc. and Subsidiaries (the “Company”) was organized as a Delaware corporation on April 25, 2000. The Company is a provider of energy efficiency solutions for facilities throughout North America. The Company operates in one business segment — providing solutions, both products and services, that enable customers to reduce their energy consumption, lower their operating and maintenance costs and realize environmental benefits. The Company’s comprehensive set of services includes upgrades to a facility’s energy infrastructure and the construction and operation of small-scale renewable energy plants. It also sells certain photovoltaic equipment worldwide. The Company operates in the United States, Canada, and Europe.

The Company is compensated through a variety of methods, including: 1) direct payments based on fee-for-services contracts (utilizing lump-sum or cost-plus pricing methodologies); 2) the sale of energy from the Company’s generating assets; and 3) direct payment for photovoltaic equipment and systems.

The condensed consolidated financial statements as of December 31, 2009, and March 31, 2010, and for the three months ended March 31, 2009 and 2010, include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. The condensed consolidated financial statements as of March 31, 2010, and for the three months ended March 31, 2009 and 2010, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted. The interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included on pages F-3 to F-34. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ameresco, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Gains and losses from the translation of all foreign currency financial statements are recorded in the accumulated other comprehensive income (loss) account within stockholders’ equity.

Stock Split

Prior to the consummation of the initial public offering of the Company’s Class A common stock, the number of authorized shares will be increased to          . In addition, all common share and per share amounts in the consolidated financial statements and notes thereto have been restated to reflect a two for one stock split effective on          , 2010.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The most significant estimates with regard to these consolidated financial statements relate to the estimation of final construction contract profit in accordance with accounting for long-term contracts, allowance for doubtful accounts, inventory reserves, project development costs, fair value of derivative financial instruments and stock based awards, impairment of long lived assets, income taxes and estimating potential liability in conjunction with certain commitments and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on deposit, overnight repurchase agreements, and amounts invested in highly liquid money market funds. Cash equivalents consist of short term investments with original maturities of three months or less. The Company maintains accounts with financial institutions and the balances in such accounts, at times, exceed federally insured limits. This credit risk is divided among a number of financial institutions that management believes to be of high quality. The carrying amount of cash and cash equivalents approximates their fair value.

Restricted Cash

Restricted cash consists of cash held in an escrow account in association with construction draws for energy savings performance contracts (“ESPCs”), as well as cash required under term loans to be maintained in debt service reserve accounts until all obligations have been indefeasibly paid in full.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. Changes in the allowance for doubtful accounts for the quarterly periods ended March 31, 2009 and 2010, are as follows:

	2009	2010

Balance at beginning of period	$1,049,711	$1,602,079
Charges to costs and expenses	229,316	17,834
Account write-offs and other deductions	(10,417)	(32,356)

Balance at end of period	$1,268,610	$1,587,557

At December 31 2009, the Company had one customer that accounted for approximately 14% of the Company’s total accounts receivable. At March 31, 2010, no customer accounted for more than 10% of the Company’s total accounts receivable.

During the quarter ended March 31, 2009, no customer accounted for more than 10% of the Company’s total revenue. During the quarter ended March 31, 2010, one customer accounted for 14.1% of the Company’s total revenue.

Accounts Receivable Retainage

Accounts receivable retainage represents amounts due from customers, but where payments are withheld contractually until certain construction milestones are met. Amounts retained typically range from 5% to 10% of the total invoice.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Inventory

Inventories, which consist of photovoltaic solar panels, batteries, and related accessories, are stated at the lower of cost (“first-in, first-out” method) or market (determined on the basis of estimated realizable values). Provisions have been made to reduce the carrying value to the realizable value.

Prepaid Expenses

Prepaid expenses consist primarily of short-term prepaid expenditures that will amortize within one year.

Federal ESPC Receivable Financing

Federal ESPC receivable financing represents the amount to be paid by various federal government agencies for work performed and earned by the Company under specific ESPCs. The Company assigns certain of its rights to receive those payments to third-party lenders that provide construction and permanent financing for such contracts. The receivable is recognized as revenue as each project is constructed. Upon completion and acceptance of the project by the government, the assigned ESPC receivable and corresponding related project debt are eliminated from the Company’s financial statements.

Project Development Costs

The Company capitalizes as project development costs only those costs incurred in connection with the development of energy projects, primarily direct labor, interest costs, outside contractor services, consulting fees, legal fees and travel, if incurred after a point in time where the realization of related revenue becomes probable. Project development costs incurred prior to the probable realization of revenue are expensed as incurred. The Company classifies project development costs as a current asset as the development efforts are expected to proceed to construction activity in the twelve months that follow.

Property and Equipment

Property and equipment consists primarily of office and computer equipment. These assets are recorded at cost. Major additions and improvements are capitalized as additions to the property and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation and amortization of property and equipment are computed on a straight-line basis over the following estimated useful lives:

Asset Classification	Estimated Useful Life

Furniture and office equipment	Five years
Computer equipment and software costs	Five years
Leasehold improvements	Lesser of term of lease or five years
Automobiles	Five years

Project Assets

Project assets consist of costs of materials, direct labor, interest costs, outside contract services and project development costs incurred in connection with the construction of small-scale renewable energy plants that the Company owns and the implementation of energy savings contracts. These amounts are capitalized and amortized over the lives of the related assets or the terms of the related contracts.

The Company capitalizes interest costs relating to construction financing during the period of construction. The interest capitalized is included in the total cost of the project at completion. The amount of interest capitalized for the periods ended March 31, 2009 and 2010, was $324,893 and $252,113, respectively.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Routine maintenance costs are expensed in the current year’s consolidated statement of income and comprehensive income to the extent that they do not extend the life of the asset. Major maintenance, upgrades and overhauls are required for certain components of the Company’s assets, including its landfill gas (“LFG”) facilities. In these instances, the costs associated with these upgrades are capitalized and are depreciated over the shorter of the life of the asset or until the next required major maintenance or overhaul period. Gains or losses on disposal of property and equipment are reflected in general, administrative and other expenses in the consolidated statements of income and comprehensive income.

The Company evaluates its long-lived assets for impairment as events or changes in circumstances indicate the carrying value of these assets may not be fully recoverable. The Company evaluates recoverability of long-lived assets to be held and used by estimating the undiscounted future cash flows before interest associated with the expected uses and eventual disposition of those assets. When these comparisons indicate that the carrying value of those assets is greater than the undiscounted cash flows, the Company recognizes an impairment loss for the amount that the carrying value exceeds the fair value.

Deferred Financing Fees

Deferred finance fees relate to the external costs incurred to obtain financing for the Company. All deferred financing fees are amortized over the respective term of the financing.

Goodwill

The Company has classified as goodwill the excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. The Company assesses the impairment of goodwill and intangible assets with indefinite lives on an annual basis (December 31st) and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company would record an impairment charge if such an assessment were to indicate that, more likely than not, the fair value of such assets was less than their carrying values. Judgment is required in determining whether an event has occurred that may impair the value of goodwill or identifiable intangible assets.

Factors that could indicate that an impairment may exist include significant underperformance relative to plan or long-term projections, significant changes in business strategy, significant negative industry or economic trends or a significant decline in the base stock price of public competitors for a sustained period of time.

Although the Company believes goodwill and intangible assets are appropriately stated in the accompanying consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

Other Assets

Other assets consist primarily of notes and contracts receivable due to the Company.

Asset Retirement Obligations

The Company recognizes a liability for the fair value of required asset retirement obligations (“AROs”) when such obligations are incurred. The liability is estimated on a number of assumptions requiring management’s judgment, including equipment removal costs, site restoration costs, salvage costs, cost inflation rates and discount rates and is accredited to its projected future value over time. The capitalized asset is depreciated using the convention of depreciation of plant assets. Upon satisfaction of the ARO conditions, any difference between the recorded ARO liability and the actual retirement cost incurred is recognized as an operating gain or loss in the consolidated statement of income and comprehensive income. As of December 31, 2009, and March 31, 2010, the Company had no AROs.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Other Liabilities

Other liabilities consist primarily of deferred revenue related to multi-year operation and maintenance contracts which expire as late as 2031. Other liabilities also include the fair value of derivatives.

Revenue Recognition

The Company derives revenue from energy efficiency and renewable energy products and services. Energy efficiency products and services include the design, engineering, and installation of equipment and other measures to improve the efficiency, and control the operation, of a facility’s energy infrastructure. Renewable energy products and services include the construction of small-scale plants that produce electricity, gas, heat or cooling from renewable sources of energy, the sale of such electricity, gas, heat or cooling from plants that the Company owns, and the sale and installation of solar energy products and systems.

Revenue from the installation or construction of projects is recognized on a percentage-of-completion basis. The percentage-of-completion for each project is determined on an actual cost-to-estimated final cost basis. Maintenance revenue is recognized as related services are performed. In accordance with industry practice, the Company includes in current assets and liabilities, amounts related to construction projects realizable and payable over a period in excess of one year. The Company recognizes revenue associated with change orders only when the authorization for the change order has been properly executed and the work has been performed and accepted by the customer.

When the estimate on a contract indicates a loss, or claims against costs incurred reduce the likelihood of recoverability of such costs, the Company records the entire expected loss immediately, regardless of the percentage of completion.

Billings in excess of costs and estimated earnings represents advanced billings on certain construction contracts. Costs and estimated earnings in excess of billings under customer contracts represent certain amounts that were earned and billable but not invoiced at December 31, 2009, and March 31, 2010.

The Company sells certain products and services in bundled arrangements, where multiple products and/or services are involved. The Company divides bundled arrangements into separate deliverables and revenue is allocated to each deliverable based on the relative fair value of all elements. The fair value is determined based on the price of the deliverable sold on a stand-alone basis.

The Company recognizes revenue from the sale and delivery of products, including the output from renewable energy plants, when produced and delivered to the customer, in accordance with specific contract terms, provided that persuasive evidence of an arrangement exists, the Company’s price to the customer is fixed or determinable and collectibility is reasonably assured.

The Company recognizes revenue from O&M contracts and consulting services as the related services are performed.

For a limited number of contracts, under which the Company receives additional revenue based on a share of energy savings, such additional revenue is recognized as energy savings are generated.

Direct Expenses

Direct expenses include the cost of labor, materials, equipment, subcontracting and outside engineering that are required for the development and installation of projects, as well as preconstruction costs, sales incentives, associated travel, inventory obsolescence charges and, if applicable, costs of procuring financing. A majority of the Company’s contracts have fixed price terms; however, in some cases the Company negotiates protections, such as a cost-plus structure, to mitigate the risk of rising prices for materials, services and equipment.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Direct expenses also include the costs of maintaining and operating the small-scale renewable energy plants that the Company owns, including the cost of fuel (if any) and depreciation charges.

Income Taxes

The Company provides for income taxes based on the liability method. The Company provides for deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using the enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

The Company accounts for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors that include, but are not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position. The Company evaluates uncertain tax positions on a quarterly basis and adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions.

The Company’s liabilities for uncertain tax positions can be relieved only if the contingency becomes legally extinguished through either payment to the taxing authority or the expiration of the statute of limitations, the recognition of the benefits associated with the position meet the “more-likely-than-not” threshold or the liability becomes effectively settled through the examination process.

The Company considers matters to be effectively settled once the taxing authority has completed all of its required or expected examination procedures, including all appeals and administrative reviews; the Company has no plans to appeal or litigate any aspect of the tax position; and the Company believes that it is highly unlikely that the taxing authority would examine or re-examine the related tax position. The Company also accrues for potential interest and penalties, related to unrecognized tax benefits in income tax expense.

Foreign Currency Translation

The local currency of the Company’s foreign operations is considered the functional currency of such operations. All assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the year. Translation adjustments are accumulated as a separate component of stockholders’ equity. Foreign currency translation gains and losses are reported in the consolidated statements of income and comprehensive income.

Financial Instruments

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, long-term contract receivables, accounts payable, long-term debt and interest rate swaps. The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, long-term contract receivables and accounts payable approximates their carrying value. See below for fair value measurements of long-term debt. See Note 9 for fair value of interest rate swaps.

Stock-Based Compensation Expense

Stock-based compensation expense results from the issuances of shares of restricted common stock and grants of stock options and warrants to employees, directors, outside consultants and others. The Company recognizes the costs associated with restricted stock, option and warrant grants using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment) on a straight-line basis over the vesting period of the awards.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Stock-based compensation expense is recognized based on the grant-date fair value. The Company estimates the fair value of the stock-based awards, including stock options, using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the fair value of the common stock underlying the award, the expected term of the award and expected stock price volatility.

The assumptions used in determining the fair value of stock-based awards represent management’s estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors change, and different assumptions are employed, the stock-based compensation could be materially different in the future. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant, with maturities approximating the expected life of the stock options.

The Company has no history of paying dividends. Additionally, as of each of the grant dates, there was no expectation to pay dividends over the expected life of the options. The expected life of the awards is estimated using historical data and management’s expectations. Because there was no public market for the Company’s common stock prior to this offering, management lacked company-specific historical and implied volatility information. Therefore, estimates of expected stock volatility were based on that of publicly-traded peer companies, and it is expected that the Company will continue to use this methodology until such time as there is adequate historical data regarding the volatility of the Company’s publicly-traded stock price.

The Company is required to recognize compensation expense for only the portion of options that are expected to vest. Actual historical forfeiture rate of options is based on employee terminations and the number of shares forfeited. This data and other qualitative factors are considered by the Company in determining to use a 25% forfeiture rate in recognizing stock compensation expense. If the actual forfeiture rate varies from historical rates and estimates, additional adjustments to compensation expense may be required in future periods. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, it may be necessary to accelerate, increase or cancel any remaining unamortized stock-based compensation expense.

The Company also accounts for equity instruments issued to non-employee directors and consultants at fair value. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is complete. No awards to individuals who were not either an employee or director of the Company occurred during the year ended December 31, 2009, or the quarterly period ended March 31, 2010.

Fair Value Measurements

On January 1, 2007, the Company adopted the guidance for fair value measurements. The guidance defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. In addition, in 2009, the Company adopted fair value measurements for all of its non-financial assets and non-financial liabilities, except for those recognized at fair value in the financial statements at least annually. These assets include goodwill and long-lived assets measured at fair value for impairment assessments, and non-financial assets and liabilities initially measured at fair value in a business combination. The Company’s adoption of this guidance did not have a material impact on its consolidated financial statements.

The Company’s financial instruments include cash and cash equivalents, accounts and notes receivable, interest rate swaps, accounts payable, accrued expenses, equity based liabilities and short and long-term borrowings. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued expenses and short-term borrowings approximate fair value.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The carrying value of long-term variable-rate debt approximates fair value. As of March 31, 2010, the carrying value of the Company’s fixed-rate long-term debt exceeds its fair value by approximately $741,000. This is based on quoted market prices or on rates available to the Company for debt with similar terms and maturities.

The Company accounts for its interest rate swaps as derivative financial instruments in accordance with the related guidance. Under this guidance, derivatives are carried on the consolidated balance sheets at fair value. The fair value of the Company’s interest rate swaps are determined based on observable market data in combination with expected cash flows for each instrument.

Derivative Financial Instruments

Effective January 1, 2009, the Company adopted new guidance which expands the disclosure requirements for derivative instruments and hedging activities.

In the normal course of business, the Company utilizes derivatives contracts as part of its risk management strategy to manage exposure to market fluctuations in interest rates. These instruments are subject to various credit and market risks. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. The Company seeks to manage credit risk by entering into financial instrument transactions only through counterparties that the Company believes to be creditworthy.

Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in interest rates. The Company seeks to manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken. As a matter of policy, the Company does not use derivatives for speculative purposes. The Company considers the use of derivatives with all financing transactions to mitigate risk.

A portion of the Company’s project financing includes two projects that utilize an interest rate swap instrument. During 2007, the Company entered into two fifteen-year interest rate swap contracts under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to in turn receive an amount equal to a specified variable rate of interest times the same notional principal amount.

The Company did not apply hedge accounting based upon the criteria established by the related guidance as the Company did not designate its derivatives as cash flow hedges. The Company recognizes all derivatives in the consolidated balance sheets and statements of income and comprehensive income at fair value. Cash flows from derivative instruments are reported as operating activities on the consolidated statements of cash flows.

During the three months ended March 31, 2010, the Company entered into a fourteen-year interest rate swap contract under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to in turn receive an amount equal to a specified variable rate of interest times the same notional principal amount. The swap covers a notional amount of $27.9 million variable rate note, at a fixed interest rate of 6.99%, and expires in December 2024. In accordance with accounting standards, the swap has been designated as a cash flow hedge and has met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Accordingly, the Company recognizes the fair value of the swap in its condensed consolidated balance sheets and any changes in the fair value are recorded as adjustments to other comprehensive income (loss).

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

With respect to the Company’s interest rate swaps, the Company recorded the unrealized gain (loss) in earnings during the periods ended March 31, 2009 and 2010, of approximately $682,367 and $(133,591), respectively, as other income (expenses) in the consolidated statements of income and comprehensive income.

Earnings Per Share

Basic earnings per share is calculated using the Company’s weighted-average outstanding common shares, including vested restricted shares. When the effects are not anti-dilutive, diluted earnings per share is calculated using the weighted-average outstanding common shares and the dilutive effect of preferred stock, warrants and stock options as determined under the treasury stock method.

	Period Ended March 31,
	2009	2010

Basic and diluted net income	$417,909	$1,277,678

Basic weighted-average shares outstanding	9,621,351	13,282,284
Effect of dilutive securities:
Preferred stock	19,260,000	19,260,000
Stock options	4,075,499	4,045,395
Warrants	333	168

Diluted weighted-average shares outstanding	32,957,183	36,587,847

Recent Accounting Pronouncements

In 2009, the FASB issued an accounting pronouncement establishing the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities. This pronouncement was effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The Company adopted this new accounting pronouncement during 2009, and it did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the guidance during 2009, and it did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance has new requirements for disclosures related to recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements in a rollforward reconciliation of Level 3 fair-value measurements. This guidance is effective for the first reporting period beginning after December 15, 2009, and, as a result, it was effective for the Company beginning January 1, 2010. The Level 3 reconciliation disclosures are effective for fiscal years beginning after December 15, 2010, which will be effective for the Company for the year ending December 31, 2011. The Company does not expect its adoption of the guidance to have a material impact on its consolidated financial statements.

In September 2009, the FASB issued guidance related to revenue arrangements with multiple deliverables as codified in ASC 605, Revenue Recognition (“ASC 605”). ASC 605 provides greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement. In addition, ASC 605 requires the use of estimated selling price to allocate arrangement considerations, therefore eliminating the use of the residual method of accounting. ASC 605 will be effective for fiscal years beginning after June 15,

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2010, and may be applied retrospectively or prospectively for new or materially modified arrangements. Earlier application is permitted. The Company does not expect its adoption of this guidance will have a material effect on its consolidated financial statements.

3.	INCOME TAXES

The provision for income taxes was approximately $225,000 and $429,000, for the quarters ended March 31, 2009 and 2010, respectively. The effective tax rate changed to 25.18% for the quarter ended March 31, 2010, from 34.99% in the quarter ended March 31, 2009. The rate variance between the periods is due mainly to the Company’s change in its permanent items from 2009 to 2010. The overall rates vary from the statutory rate due to the benefit of certain energy efficiency preferences the Company generates during the year.

4.	STOCK INCENTIVE PLAN

On October 27, 2000, the Company’s Board of Directors approved the Company’s 2000 Stock Incentive Plan (the “Plan”) and authorized the Company to reserve 12,000,000 shares of common stock for issuance under the Plan. On August 7, 2001, and April 25, 2002, the Company’s Board of Directors authorized the Company to reserve an additional 4,000,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 16,000,000. On June 1, 2003, and October 25, 2006, the Company’s Board of Directors authorized the Company to reserve an additional 4,500,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 20,500,000.

The Plan provides for the issuance of restricted stock grants, incentive stock options and nonqualified stock options. On July 22, 2009, the Company’s Board of Directors authorized the Company to reserve an additional 8,000,000 shares of common stock for issuance under the Plan, bringing the total number of shares of common stock reserved under the Plan to 28,500,000.

Grants of Restricted Shares

On October 25, 2006, the Company issued 2,000,000 shares of restricted stock to the Company’s principal and controlling shareholder under the 2000 Stock Incentive Plan as consideration for providing an indemnification to the Company’s surety provider (see Note 7). The shares vested entirely upon the date three years from the date of grant. The stock was issued when the fair value was estimated to be $3.41 per share. The Company recorded an expense during the quarter ended March 31, 2009 of $526,600 related to this award. On October 25, 2009, these shares vested.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Stock Option Grants

The Company has also granted stock options to certain employees and directors under the Plan. At March 31, 2010, 8,492,600 shares were available for grant under the Plan. The following table summarizes the activity under the Plan as of March 31, 2010:

		Weighted-
		Average
	Number of	Exercise
	Options	Price

Outstanding at December 31, 2009	9,450,200	2.68
Granted	—	—
Exercised	—	—
Forfeited	(47,000)	(3.43)

Outstanding at March 31, 2010	9,403,200	$2.805

Options exercisable at March 31, 2010	7,189,650	$2.190

Expected to vest at March 31, 2010	1,723,156	$4.765

Options exercisable at December 31, 2009	7,033,550	$2.145

The weighted-average remaining contractual life of options expected to vest at March 31, 2010 was 4.54 years. No options were exercised during the three months ended March 31, 2010.

The following table summarizes information about stock options outstanding at March 31, 2010:

	Outstanding Options
		Weighted-		Exercisable Options
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$ 0.45	416,000	0.85	$0.45	416,000	$0.45
0.75	480,000	1.72	0.75	480,000	0.75
0.875	1,778,200	2.31	0.875	1,778,200	0.875
1.50	50,000	2.83	1.50	50,000	1.50
1.75	410,000	3.29	1.75	410,000	1.75
1.875	200,000	3.49	1.875	200,000	1.875
2.75	1,517,000	4.28	2.75	1,517,000	2.75
3.00	60,000	4.83	3.00	60,000	3.00
3.25	1,379,000	3.47	3.25	1,096,800	3.25
3.41	1,083,000	3.29	3.41	655,250	3.41
4.22	964,000	3.96	4.22	455,100	4.22
6.055	1,066,000	5.68	6.055	71,300	6.055

	9,403,200			7,189,650

Under the terms of the Plan, all options expire if not exercised within ten years after the grant date. The options generally vest over five years at a rate of 20% after the first year, and at a rate of 5% every three months beginning one year after the grant date. If the employee ceases to be employed by the Company for any reason before vested options have been exercised, the employee has 90 days to exercise vested options or they are forfeited.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The Company uses the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. The Company will recognize the compensation cost of stock-based awards on a straight-line basis over the vesting period of the award.

The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The Company granted no stock options during the three months ended March 31, 2010. The following table sets forth the significant assumptions used in the model during 2009:

Year Ended
December 31,
2009

Future dividends	$ —
Risk-free interest rate	2.00-2.94%
Expected volatility	57%-59%
Expected life	6.5 years

The Company will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to the stock-based compensation on a prospective basis, and incorporating these factors into the Black-Scholes pricing model. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. In addition, any changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the cumulative effect of adjusting the rate for all expense amortization is recognized in the period that the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the accompanying consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the accompanying consolidated financial statements. These expenses will affect the direct expenses, salaries and benefits and project development costs expenses.

For the periods ended March 31, 2009 and 2010, the Company recorded stock-based compensation expense of approximately $90,000 and $439,086, respectively, in connection with stock-based payment awards. The compensation expense is allocated between direct expenses, salaries and benefits and project development costs in the accompanying consolidated statements of income and comprehensive income based on the salaries and work assignments of the employees holding the options. As of March 31, 2010, there was approximately $6,349,931 of unrecognized compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted-average period of 3.83 years.

5.	COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company may be involved in a variety of legal proceedings.

In 2009, a lawsuit was filed against the Company. In the lawsuit, the plaintiff alleged that the Company caused action for damages by soliciting and hiring the plaintiff’s employees. The Company and the plaintiff settled the lawsuit by the Company paying $1.8 million to the plaintiff and in exchange both parties agreed to dismiss the lawsuit and reciprocally release and discharge each other from all claims stated or which could have been stated in the action against each other. The settlement was not construed as an admission of any wrongdoing, but rather was an economic decision to settle and compromise disputed claims. The settlement was recorded in the second quarter of 2009 in general, administrative and other expenses in the accompanying consolidated statements of income and comprehensive income.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

On February 27, 2009, the Company received notice of a default termination from a customer for which the Company was performing construction services. The dispute involves the customer’s assertion of its understanding of the contractual scope of work involved and with the completion date of the project. The Company disputes the customer’s assertion as it believes that the basis of the default arose from a delay due to the discovery of and need for remediation of previously undiscovered hazardous materials not identified by the customer during contract negotiations. In February 2010, the Company filed a motion for summary judgment as to a portion of the complaint. In March 2010, the customer filed its response. Discovery is currently ongoing and no date has been set for a hearing on the Company’s motion. The Company did not record an additional accrual for this matter beyond the adjustments made to the Company’s expected profit on this contract because the Company believes that the likelihood is remote that any additional liability would be incurred related to this matter. Based on the contract termination notice, the Company has adjusted its expected contract revenue and profit until such time as this contingency is resolved. The Company had claims of approximately $3.0 million outstanding with the customer as of March 31, 2010. As of March 31, 2010, the Company has not recognized any revenue or profit associated with these claims.

6.	GEOGRAPHIC INFORMATION

The Company attributes revenue to customers based on the location of the customer. The composition of the Company’s assets at March 31, 2010 and December 31, 2009, and revenue from sales to unaffiliated customers for the periods ended March 31, 2010 and 2009, between those in the United States and those in other locations, is as follows:

	December 31,	March 31,
	2009	2010

Assets:
United States	$322,599,256	$327,502,566
Canada	52,945,352	52,912,776

	$375,544,608	$380,415,342

Revenue:
United States	$59,524,733	$86,912,684
Canada	12,980,153	18,569,416
Other	882,195	146,486

	$73,387,081	$105,628,586

7.	RELATED PARTY TRANSACTIONS

The Company’s principal and controlling shareholder provides a limited personal indemnification to the surety companies that provide performance and payment bonds and other surety products to the Company. In 2006, the Company issued 2,000,000 shares of restricted stock to the Company’s principal and controlling shareholder under the 2000 Stock Incentive Plan (see Note 4) as compensation for providing the personal indemnification. In 2009, the Company issued 600,000 stock options to the principal and controlling shareholder under the 2000 Stock Incentive Plan as compensation for providing the personal indemnification.

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

8.	OTHER INCOME (EXPENSES), NET

Other income (expenses), net, consisted of the following items for the periods ended March 31, 2009 and 2010:

	2009	2010

Unrealized gain (loss) from derivatives	$682,367	$(133,591)
Interest expense, net of interest income	(641,606)	(651,748)
Amortization of deferred financing costs	(65,202)	(70,350)

	$(24,441)	$(855,689)

9.	FAIR VALUE MEASUREMENT

On January 1, 2008, the Company adopted new guidance for its financial assets and liabilities recognized at fair value on a recurring basis (at least annually). The guidance defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also describes three levels of inputs that may be used to measure fair value:

Level 1:  Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:  Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:  Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following table presents the input level used to determine the fair values of the Company’s financial instruments measured at fair value on a recurring basis as of March 31, 2010 and December 31, 2009:

		Fair Value as of
		March 31,	December 31,
	Level	2010	2009

Liabilities:
Interest rate swap instruments	2	$2,567,480	$1,933,535

Total liabilities	2	$2,567,480	$1,933,535

The fair value of the Company’s interest rate swaps was determined using cash flow analysis on the expected cash flow of the contract in combination with observable market-based inputs, including interest rate curves and implied volatilities. As a part of this valuation, the Company considered the credit ratings of the counterparties to the interest rate swaps to determine if a credit risk adjustment was required.

The Company is also required periodically to measure certain other assets at fair value on a nonrecurring basis, including long-lived assets, goodwill and other intangible assets. The Company determined the fair value used in the impairment analysis with its own discounted cash flow analysis. The Company has determined the inputs used in such analysis as Level 3 inputs. The Company did not record any impairment

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

charges on goodwill or other intangible assets as no significant events requiring non-financial assets and liabilities to be measured at fair value occurred during the period ended March 31, 2010, or for the year ended December 31, 2009.

10.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

At December 31, 2009, and March 31, 2010, the following table presents information about the fair value amounts of the Company’s derivative instruments:

	Liability Derivatives as of
	December 31, 2009		March 31, 2010
	Balance Sheet		Balance Sheet
	Location	Fair Value	Location	Fair Value

Derivatives not designated as hedging instruments:
Interest rate swap contracts	Other liabilities	$1,933,535	Other liabilities	$2,067,126

Derivatives designated as hedging instruments:
Interest rate swap contract	Other liabilities	$—	Other liabilities	$500,354

The following tables present information about the effect of the Company’s derivative instruments on accumulated other comprehensive income and the consolidated statements of income and comprehensive income.

		Amount of Gain (Loss) Recognized in Income
		on Derivative for the Periods Ended
	Location of Gain (Loss) Recognized	March 31, are as follows:
	in Income on Derivative	2009	2010

Derivatives Not Designated as Hedging Instruments
Interest rate swap contracts	Interest income (expense)	$682,367	$(133,591)

As of March 31, 2010
	Gain (Loss)	Gain (Loss)
	Recognized in	Reclassified from
	Accumulated Other	Accumulated Other
	Comprehensive	Comprehensive
	Income	Income

Derivatives designated as hedging instruments:
Interest rate swap contract	$(500,034)	$(53,947)

AMERESCO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

11.	SUBSEQUENT EVENTS

In April 2010, the Company granted options to purchase 836,000 shares of common stock under the 2000 Stock Incentive Plan (see Note 4). The options were granted at an exercise price of $13.045 per share. During April 2010, a total of 450,000 shares were issued upon the exercise of options under the 2000 Stock Incentive Plan at an average price of $0.735 per share in April 2010. Total proceeds received were $330,000.

The Company has evaluated subsequent events through the date of this filing.

Through and including           (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

RBC Capital Markets

Oppenheimer & Co.

Canaccord Genuity

Cantor Fitzgerald & Co.

Stephens Inc.

          , 2010

Part II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by Ameresco. All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount

Securities and Exchange Commission registration fee		$8,913
Financial Industry Regulatory Authority fee		13,000
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

* To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation that will become effective upon the closing of this offering provides that no director of Ameresco shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Ameresco) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Ameresco, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of Ameresco to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of Ameresco, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Ameresco, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We have entered into indemnification agreements with each of our directors. These indemnification agreements may require us, among other things, to indemnify our directors for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director in any action or proceeding arising out of his service as one of our directors, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of our Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years. Also included is the consideration received by us for such sales and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Between January 1, 2007 and December 31, 2007, we granted options to purchase an aggregate of 1,407,000 shares of our Class A common stock with exercise prices ranging from $3.41 to $4.22 per share, pursuant to our 2000 stock plan. Between January 1, 2007 and December 31, 2007, we issued an aggregate of 152,000 shares of our Class A common stock upon exercise of options for aggregate consideration of $74,015.

Between January 1, 2008 and December 31, 2008, we granted options to purchase an aggregate of 303,000 shares of our Class A common stock, with exercise prices ranging from $4.22 to $6.055 per share, pursuant to our 2000 stock plan. Between January 1, 2008 and December 31, 2008, we issued an aggregate of 28,000 shares of our Class A common stock upon exercise of options for aggregate consideration of $67,250.

Between January 1, 2009 and December 31, 2009, we granted options to purchase an aggregate of 862,000 shares of our Class A common stock, with exercise prices ranging from $6.055 to $11.00 per share, pursuant to our 2000 stock plan. Between January 1, 2009 and December 31, 2009, we issued an aggregate of 1,738,000 shares of our Class A common stock upon exercise of options for aggregate consideration of $874,760.

Between January 1, 2010 and May 15, 2010, we have granted options to purchase an aggregate of 836,000 shares of our Class A common stock, each with an exercise price of $13.045 per share, pursuant to our 2000 stock plan. Between January 1, 2010 and May 15, 2010, we issued 522,100 shares of our Class A Common stock upon exercise of options for aggregate consideration of $407,245.

The options and shares of our common stock described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or, in some cases, in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder as sales by an issuer not involving any public offering.

No underwriters were involved in the foregoing issuances of securities. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Framingham, Commonwealth of Massachusetts, on the 28th day of May, 2010.

AMERESCO, INC.

By:	/s/ George P. Sakellaris
George P. Sakellaris
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ George P. Sakellaris George P. Sakellaris		Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	May 28, 2010

/s/ Andrew B. Spence Andrew B. Spence		Chief Financial Officer (Principal Financial and Accounting Officer)	May 28, 2010

* David J. Anderson		Director	May 28, 2010

/s/ David J. Corrsin David J. Corrsin		Director	May 28, 2010

* William M. Bulger		Director	May 28, 2010

* Michael E. Jesanis		Director	May 28, 2010

* Guy W. Nichols		Director	May 28, 2010

* Joseph W. Sutton		Director	May 28, 2010

* By:	/s/ David J. Corrsin David J. Corrsin Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement
3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed and effective prior to the closing of the offering
3	.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed promptly following the closing of the offering
3	.3**	Form of Amended and Restated By-Laws of the Registrant, to be effective prior to the closing of the offering
4	.1**	Specimen Certificate evidencing shares of Class A common stock
5	.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1*	Lease dated November 20, 2000 between Ameresco, Inc. and BCIA New England Holdings, LLC
10	.2*	First Amendment to Lease dated November 2001 by and between Ameresco, Inc. and BCIA New England Holdings, LLC
10	.3*	Second Amendment to Lease and Extension Agreement dated April 8, 2005 by and between Ameresco, Inc. and BCIA New England Holdings, LLC
10	.4*	Third Amendment to Lease dated April 17, 2007 by and between RREEF America REIT III-Z1 LLC and Ameresco, Inc.
10.5		Amended and Restated Credit and Security Agreement dated June 10, 2008 among Ameresco, Inc., certain guarantors party thereto, certain lenders party thereto from time to time and Bank of America, N.A. as Administrative Agent
10	.6*	Ameresco, Inc. 2000 Stock Incentive Plan
10	.7*	Form of Incentive Stock Option Agreement granted under Ameresco, Inc. 2000 Stock Incentive Plan
10	.8*	Form of Non-Qualified Stock Option Agreement granted under Ameresco, Inc. 2000 Stock Incentive Plan
10	.9*	Form of Restricted Stock Agreement granted under Ameresco, Inc. 2000 Stock Incentive Plan
10	.10**	Ameresco, Inc. 2010 Stock Incentive Plan
10	.11**	Form of Incentive Stock Option Agreement granted under Ameresco, Inc. 2010 Stock Incentive Plan
10	.12**	Form of Non-Qualified Stock Option Agreement granted under Ameresco, Inc. 2010 Stock Incentive Plan
10	.13**	Form of Restricted Stock Agreement granted under Ameresco, Inc. 2010 Stock Incentive Plan
10	.14*	Stockholder Agreement dated as of September 25, 2008 by and among the Registrant, Samuel T. Byrne, AMCAP Holdings, Ltd., George P. Sakellaris and such other persons who from time to time become party thereto
10	.15**	Form of Indemnification Agreement entered into between the Registrant and each director
10	.16*+	Revised Final Proposal, DOE Savannah River Site, Biomass Cogeneration Facility and K and L Area Heating Plants, submitted by Ameresco Federal Solutions, under DOE Contract No. DE-AM36-02NT41457, May 11, 2009
10.17		Fourth Amendment to Lease dated January 1, 2010 by and between RREEF America REIT III-Z1 LLC and Ameresco, Inc.
21.1		Subsidiaries of the Registrant
23.1		Consent of Caturano and Company, P.C.
23	.2**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23	.3*	Consent of Frost & Sullivan
24	.1*	Powers of Attorney of David J. Anderson, William M. Bulger, Guy W. Nichols and Joseph W. Sutton (included on signature page)
24	.2*	Power of Attorney of Michael E. Jesanis

*	Previously filed
**	To be filed by amendment.
+	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.